Management Proxy Circular

Annual and Special Meeting
April 30, 2026

This document contains important information for Shareholders. Your participation is important. Please take time to carefully review and submit your proxy or voting instruction form today or vote by phone or through the internet in accordance with the instructions contained in the proxy or voting instruction form.

2026 Management Proxy Circular	i

Letter and Invitation to Shareholders

Meeting April 30, 2026, 11:30 a.m. (Mountain Time) Virtual-only meeting format https://meetings.lumiconnect.com/ 400-012-606-918
John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer
March 12, 2026
Dear Fellow Shareholders,
On behalf of the Board of Directors ("Board") and management of TransAlta Corporation (the “Company”), you are invited to attend our 2026 Annual and Special Meeting of Shareholders (the “Meeting”) on Thursday, April 30, 2026, at 11:30 a.m. (Mountain Time). The Meeting will be held in a virtual only format to provide all holders of common shares ("Shareholders") at the close of business on March 12, 2026, the record date set for the Meeting, opportunity to participate regardless of their geographic location or individual circumstances. Shareholders who attend the Meeting virtually will have an opportunity to participate, ask questions, and vote in real time, provided they follow the procedures set out in our Management Proxy Circular.
The Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular ("Proxy Circular") are attached. The Proxy Circular describes the items of business to be conducted at the Meeting and provides information regarding our executive compensation program and corporate governance practices. During the Meeting, Shareholders will receive our audited consolidated financial statements for the year ended Dec. 31, 2025, and the auditors’ report, and will be asked to elect our Board directors; reappoint the auditors and authorize their remuneration to be fixed; participate in the advisory vote on our approach to executive compensation (say on pay); and approve an increase in the number of common shares available for issuance under the Company's Share Unit Plan.
We encourage you to review the Proxy Circular carefully and to vote on the business items to be considered at the Meeting.
Your vote and participation are important. In 2025, we were pleased to have 188,962,557 votes cast in person or by proxy at our annual meeting of shareholders, representing 63.43 per cent of eligible common shares. We encourage all Shareholders to participate at this year’s Meeting. If you are unable to attend, you may vote by telephone, via the internet, or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “How to Vote” section of the Proxy Circular for more information. We also encourage you to visit our website at any time before the Meeting as it provides important information about the Company.
We also invite you to review the Letter from the President and Chief Executive Officer (CEO) in our 2025 Annual Report, which outlines our performance in 2025.
On Nov. 6, 2025, we announced that John Kousinioris, President and CEO, will retire from the Company and the Board on April 30, 2026, after leading TransAlta for the past five years. Joel Hunter, our current Executive Vice President and Chief Financial Officer (CFO), will succeed Mr. Kousinioris as President and CEO on April 30, 2026, and, pending election by Shareholders, join the Board on the same date. The Board unanimously selected Mr. Hunter as successor President and CEO following a comprehensive CEO succession planning process which was conducted by the Board and supported by the Human Resources Committee.
Finally, we wish to extend our gratitude to directors Alan Fohrer and Candace MacGibbon who have announced their decision not to stand for re-election at the Meeting. Mr. Fohrer, who first joined the Board in 2013, will be retiring from the Board following a long and distinguished period of service, and Ms. MacGibbon who joined the Board in 2023, has also decided to not to stand for re-election. We thank each of them for their valued

2026 Management Proxy Circular	1

contributions and strong commitment to the Board during their respective tenures.
We look forward to your participation at the Meeting.
Sincerely,

John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer

2	TransAlta Corporation

Forward-looking Statements
This Proxy Circular includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward- looking statements”).
Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.
In particular, this Proxy Circular contains forward-looking statements about the following, among other things:
•the business and procedures of the Meeting and the composition of our Board following the Meeting;
•our CEO and CFO succession plan;
•our governance policies, internal talent pipeline and pension plans;
•our approach to sustainability, ESG and risk management, including in respect of cybersecurity and AI;
•our diversity targets and practices; and;
•our executive compensation philosophy and practices, including the mix of short- and long-term incentives.
The forward-looking statements contained in this Proxy Circular are based on many assumptions including, but not limited to, the following:
•no significant changes to applicable laws and regulations;
•no unforeseen changes to economic and market conditions; and
•no significant event occurring outside the ordinary course of business.
These assumptions are based on information currently available to TransAlta, including information obtained from third-party sources. Actual results may differ materially from those predicted by such assumptions.
Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to:
•fluctuations in power prices;
•changes in supply and demand for electricity;
•our ability to contract our electricity generation for prices that will provide expected returns;
•our ability to replace contracts as they expire;
•risks associated with development projects and acquisitions;
•any difficulty raising needed capital in the future on reasonable terms or at all;
•our ability to achieve our targets relating to ESG;
•long-term commitments on gas transportation capacity that may not be fully utilized over time;
•changes to the legislative, regulatory and political environments;
•environmental requirements and changes in, or liabilities under, these requirements;
•operational risks involving our facilities, including unplanned outages and equipment failure;
•disruptions in the transmission and distribution of electricity;
•reductions in production;
•impairments and/or writedowns of assets;
•adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats;
•commodity risk management and energy trading risks;
•reduced labour availability and ability to continue to staff our operations and facilities;
•disruptions to our supply chains;
•climate change-related risks;
•reductions to our generating units' relative efficiency or capacity factors;
•general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation;
•general domestic and international economic and political developments, including potential trade tariffs;
•industry risk and competition;
•counterparty credit risks;
•inadequacy or unavailability of insurance coverage;

2026 Management Proxy Circular	3

•increases in the Company's income taxes and any risk of reassessments;
•legal, regulatory and contractual disputes and proceedings involving the Company;
•reliance on key personnel; and
•labour relations matters.
The foregoing risk factors, among others, are described in further detail under the heading "Risk Management" in our Management's Discussion and Analysis for the year ended Dec. 31, 2025 (MD&A).
Readers are urged to consider these factors carefully when evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof, and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot provide assurance that projected results or events will be achieved.
Non-IFRS Measures
The Company evaluates its performance and the performance of its business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including adjusted EBITDA and free cash flow (FCF), are not standard measures defined under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. Certain additional disclosures and reconciliations for these non-IFRS financial measures have been incorporated by reference and can be found beginning on page M53 under the “Non-IFRS and Supplementary Financial Measures” section of our MD&A filed with Canadian securities regulators on www.sedarplus.ca and the U.S. Securities and Exchange Commission on www.sec.gov.

4	TransAlta Corporation

Notice of Annual and Special Meeting of Shareholders

When: April 30, 2026 11:30 a.m. (Mountain Time)	Where: Virtual-only meeting format https://meetings.lumiconnect.com/ 400-012-606-918

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of TransAlta Corporation ("TransAlta" or the "Company") will be held on April 30, 2026, at 11:30 a.m. (Mountain Time) in a virtual-only meeting format via live audio webcast at https://meetings.lumiconnect.com/ 400-012-606-918 to:
1.Elect each of the nine director nominees of the Company for the ensuing year (see “Business of the Meeting – Election of Directors” in the accompanying Management Proxy Circular);
2.Receive the audited consolidated financial statements of the Company for the year ended Dec. 31, 2025, and the auditor’s report thereon (see “Business of the Meeting – Financial Statements” in the accompanying Management Proxy Circular);
3.Reappoint Ernst & Young LLP, the Company's auditors, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting – Reappointment of Auditors” in the accompanying Management Proxy Circular);
4.Consider a non-binding advisory resolution to accept the Company’s approach to executive compensation (see “Business of the Meeting – Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);
5.Consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to increase the number of common shares issuable under the Company's Share Unit Plan (see "Business of the Meeting - Increase in Shares Issuable Under Share Unit Plan in the accompanying Management Proxy Circular); and
6.Transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.
The Management Proxy Circular of the Company dated March 12, 2026, and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. We are providing access to our Management Proxy Circular and 2025 Annual Report via the internet using notice-and-access procedures. These materials will be available at https://odysseytrust.com/client/transalta-corporation. You should carefully review all information contained in the Management Proxy Circular before voting.
This year, the Company is holding the Meeting via live audio webcast, which will provide all our Shareholders with an equal opportunity to participate, regardless of their geographic location. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Management Proxy Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests; however, guests will not be able to ask questions or vote at the Meeting.

2026 Management Proxy Circular	5

The Board of Directors unanimously recommends that you vote FOR all of the TransAlta director nominees and the other items of business at the Meeting.
March 12, 2026
By order of the Board of Directors of TransAlta Corporation

Nancy L. Brennan
Executive Vice President, Legal and External Affairs
Calgary, Alberta

6	TransAlta Corporation

Only Shareholders of record at the close of business on March 12, 2026, the record date set for the Meeting, are entitled to receive notice of, attend, ask questions at and vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 1100 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, for receipt before 11:30 a.m. (Mountain Time) on April 28, 2026, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays,
Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in our Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for asking questions and voting.
Important Notice Regarding Proxy Materials and
Notice-and-Access Procedures
The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy- related materials on the System for Electronic Data Analysis and Retrieval (SEDAR+) and online at https://odysseytrust.com/client/transalta-corporation, rather than mailing paper copies to registered and beneficial Shareholders.
Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.
The Meeting materials will be available at https://odysseytrust.com/client/transalta-corporation and on the Company's SEDAR+ profile at www.sedarplus.ca on or about March 31, 2026. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use and also reduces the Company’s printing and mailing costs.

It also helps expedite the receipt of our Meeting materials by Shareholders. Shareholders are reminded to review the Meeting materials before voting. If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Odyssey Trust Company (Odyssey), at 1-888-290-1175.
Beneficial Shareholders may request a paper copy by going online to www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on their voting instruction form and following the instructions provided.
Requests for paper copies should be made as soon as possible but must be received no later than April 10, 2026, to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline.
Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 1100 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, so that it is received no later than 11:30 a.m. (Mountain Time) on April 28, 2026, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

2026 Management Proxy Circular	7

General Information
This Management Proxy Circular (“Proxy Circular”) is dated March 12, 2026, and is provided to Shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 11:30 a.m. (Mountain Time) on April 30, 2026, or any adjournment or postponement thereof.
This Proxy Circular was provided to you because at the close of business on March 12, 2026, the record date set for the Meeting (the "Record Date"), you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting, ask questions, and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.
Solicitation of proxies will be primarily by mail, but may also be undertaken by telephone, by email, in person, over the internet, by oral communication or by other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation.

All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company. TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.
You will find additional information regarding our business in the Company's annual information form dated as of Feb. 26, 2026 (AIF), as well as our audited consolidated financial statements and accompanying MD&A. Copies of these documents and our other public documents are available on our website at www.transalta.com, on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.
Unless stated otherwise, all dollar amounts are expressed in Canadian dollars.

8	TransAlta Corporation

About Our Shareholder Meeting
Who Can Vote at the Meeting
If you held common shares at the close of business on March 12, 2026 (the “Record Date”), you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share entitles you to one vote.
At the close of business on March 12, 2026, there were 297,294,635 common shares issued and outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (TSX) and under the symbol “TAC” on the New York Stock Exchange (NYSE). As of the close of business on March 12, 2026, we also had 9,629,913 Series A preferred shares, 2,370,087 Series B preferred shares, 9,955,701 Series C preferred shares, 1,044,299 Series D preferred shares, 9,000,000 Series E preferred shares, 6,600,000 Series G preferred shares and 400,000 Series I preferred shares issued and outstanding. Our Series A, B, C, D, E and G preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.G, TA.PR.H and TA.PR.J, respectively, on the TSX. All of the outstanding Series I preferred shares are held by an affiliate of Brookfield Asset Management Inc. and are not publicly traded. The holders of our preferred shares do not have rights to receive notice of, attend or vote at the Meeting.
Principal Shareholders
To the knowledge of our directors and officers, there are no persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10 per cent or more of the issued and outstanding common shares of the Company as of the Record Date.

2026 Management Proxy Circular	9

Mailing and Availability of Proxy Circular and 2025 Annual Report
The Company has elected to use Notice-and-Access for distribution of the Meeting materials and the Company’s 2025 Annual Report, consisting of the audited consolidated financial statements for the fiscal year ended Dec. 31, 2025, together with the auditor’s report therein and related MD&A, to both registered and beneficial Shareholders (collectively the “2025 Annual Report”). Notice-and-Access allows the Company to post electronic versions of these materials on SEDAR+ and online at https://odysseytrust.com/client/transalta-corporation, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials and 2025 Annual Report, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials and 2025 Annual Report electronically.
The Meeting materials will be available at https://odysseytrust.com/client/transalta-corporation and on the Company's SEDAR+ profile at www.sedarplus.ca on or about March 31, 2026. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use, and also reduces the Company’s printing and mailing costs. It also expedites receipt of our Meeting materials by Shareholders. Shareholders are reminded to review the Meeting materials before voting.
If you would prefer to receive a paper copy of the Meeting materials or 2025 Annual Report, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Odyssey, at 1-888-290-1175. Requests for paper copies should be made as soon as possible but must be received no later than April 10, 2026, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline. Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.
Shareholders who are unable to attend the Meeting are requested to complete, date and sign the form of proxy (or voting instruction form, as applicable) and return it to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 1100 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, so that it is received no later than 11:30
a.m. (Mountain Time) on April 28, 2026, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.
If you are a registered Shareholder and you (i) do not wish to receive our annual report next year; or (ii) wish to receive interim reports, please fill out and return the form for registered Shareholders included in the Meeting materials. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you will be asked again this year whether you wish to receive these documents for 2026. If you would like to receive these documents, please fill out and return the form for beneficial Shareholders included in the Meeting materials.
You will find additional information regarding our business in our AIF for the fiscal year ended Dec. 31, 2025, and our financial information is provided in our audited consolidated financial statements and accompanying MD&A for the fiscal year ended Dec. 31, 2025. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The meeting materials will also be available on the Company's website at https://transalta.com/investor-centre/reports-and-filings on or about March 31, 2026.

10	TransAlta Corporation

Communicating with the Board
Our Board values open dialogue and feedback from our Shareholders. Our Shareholder Engagement Policy is intended to facilitate Shareholders sharing their views on strategic, governance and other matters directly with the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 64 under “Governance – Shareholder Engagement”. At the Meeting, registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to ask questions of the Chair of the Board as well as our President and CEO. In between
Shareholder meetings, the Company encourages Shareholders to contact the Board, Board committee chairs or any Board member through the office of the Corporate Secretary by regular mail or email as follows and marking their correspondence as “Confidential – Board Communication – Shareholder Engagement”:
Corporate Secretary
TransAlta Corporation
Suite 1400, 1100 1 St SE
Calgary, Alberta T2G 1B1
or:
corporate_secretary@transalta.com
Reporting Concerns
The Board, through the oversight of the Audit, Finance and Risk Committee (AFRC) and Human Resources Committee (HRC), has established several options for employees, contractors, Shareholders, suppliers and other external stakeholders to report suspected accounting irregularities, ethical or legal violations or any other matters they wish to bring to the attention of the Board through any of the following means:
+Report via www.transalta.com/ethics-helpline;
+By Phone: Confidential, anonymous reports may be made directly or by voicemail on TransAlta’s Ethics Helpline at 1-855-374-3801 (Canada/United States) and 1-800-40-5308 (Australia); or

+By Mail: Reports may be made in writing and mailed to the following addresses:
+

Internal Audit TransAlta Corporation Suite 1400, 1100 1 St SE Calgary, Alberta T2G 1B1	or	Chair of the AFRC/HRC Subject Matter “004” TransAlta Corporation Suite 1400, 1100 1 St SE Calgary, Alberta T2G 1B1
+Further details about our Whistleblower Policy are discussed beginning on page 45 under “Governance – Our Ethical Commitment – Whistleblower Procedures”.

2026 Management Proxy Circular	11

Shareholder Proposals
The Canada Business Corporations Act (CBCA) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. A proposal may be submitted by Shareholders to the Company for inclusion in the Proxy Circular in connection with the 2027 annual meeting of Shareholders during the period of Dec. 1, 2026, to Jan. 30, 2027. Please refer to the CBCA and the regulations for details about how to submit a proposal and eligibility criteria for a proposal. All proposals must be sent by registered mail to:

TransAlta Corporation
Attention: Corporate Secretary
Suite 1400, 1100 1 St SE
Calgary, Alberta T2G 1B1

We have not received any shareholder proposals for consideration at the Meeting.

How to Vote

Voting Method	At the Meeting	By Mail	By Internet
Registered Shareholders If your shares are registered in your own name.	Online ballot will be available at the Meeting.	Complete, date and sign the proxy in accordance with the instructions included on the proxy, and return in the envelope provided.
Access the website https://vote.odysseytrust.com and follow the instructions; refer to the proxy sent to you for the 14 digit control number on the back of the proxy, and convey your voting instructions electronically over the internet.

Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Must pre-register as proxyholder before the Meeting. See further information below.	Follow instructions on the Voting Instruction Form provided by your intermediary.	Follow instructions for internet voting on the Voting Instruction Form provided by your intermediary.

12	TransAlta Corporation

Voting at the Meeting
Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Odyssey, do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.
If you are a registered Shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third-party proxyholder (other than the TransAlta representative proxyholders indicated on the form of proxy) must also register their proxyholders by emailing appointee@odysseytrust.com. Please provide the name of the appointee, their email contact information and the amount of the appointment shares.
If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and following all of the applicable instructions, within the prescribed deadline, provided by your intermediary and then registering yourself as proxyholder by emailing appointee@odysseytrust.com. Please provide the name of the appointee, their email contact information, the amount of the appointment shares and the intermediary that the shares are held with. After you register, Odyssey will provide you with a control number via email. If your voting instruction form does not provide a space for you to insert the name of your proxyholder, you may need to obtain a legal proxy and submit and deliver it to the Company or its registrar and transfer agent, Odyssey, before the proxy deadline.
In all cases, all proxies must be received and all proxyholders must be registered before 11:30 a.m. (Mountain Time) on April 28, 2026, or, in the case of an adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.
The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://meetings.lumiconnect.com/ 400-012-606-918. We recommend that you log in at least 15 minutes before the Meeting begins.
+Click “Login” and then enter your control number (see below) and password “transalta2026” (case sensitive); OR
+Click “Guest” and then complete the online form.
If you are a registered Shareholder, you can log into the Meeting online using the control number located on the form of proxy or in the email notification that you received and the password “transalta2026” (case sensitive). If you duly appoint and register a third-party proxyholder, Odyssey will provide such proxyholder with a control number by email after the proxy voting deadline has passed. Registration of third-party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting but will be able to listen in as a guest.

2026 Management Proxy Circular	13

The Meeting will be available through an HTML client for mobile web and compatible with the latest versions of Chrome, Microsoft Edge and Safari. If you are having technical difficulties in joining the Meeting or participating during the Meeting, there will be live chat or support on the Lumi Global meeting platform that can assist with inquiries. It is also recommended that you obtain live event support by contacting our transfer agent and registrar, Odyssey, at 1-888-290-1175. If you continue to experience issues after following the advice given, please contact support-ca@lumiglobal.com. When you contact support at Lumi Global, please ensure you have the following information available in order for Lumi Global to help you as quickly as possible: Event Name, Meeting ID, Username, Control Number, Issue.
If you attend the Meeting online, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the required procedure. If you have questions regarding your ability to participate in or vote at the Meeting, please contact Odyssey at 1-888-290-1175.
If you do not wish to vote at the Meeting, please refer to the Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.
Asking Questions at the Meeting
We will hold a live question and answer session to answer any question submitted during the Meeting. The following attendees will be able to submit questions:
+registered Shareholders;
+non-registered or beneficial Shareholders who have appointed themselves proxyholder as outlined in the Proxy Circular, and
+other duly appointed proxyholders.
Guests will not be able to submit questions during the Meeting.

To ask a question, please type your question into the chat function. Additional instructions on how to ask questions will be explained during the Meeting.
We encourage you to submit your questions in advance of the Meeting to Investor Relations by emailing investor_relations@transalta.com.

14	TransAlta Corporation

Appointing a Proxyholder
Use the form of proxy to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Questions? Contact our registrar and transfer agent, Odyssey Trust Company, at 1-888-290-1175
You can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or one of the TransAlta representatives named in the proxy. To appoint somebody else as your proxyholder, insert the name of the person you wish to act as your proxyholder in the blank space provided and follow the instructions set out above to register your proxyholder by emailing appointee@odysseytrust.com. Please provide the name of the appointee, along with their email contact information and the amount of the appointment shares. Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting by following the instructions set out above. If your proxyholder does not attend the Meeting, your shares will not be voted.

If you returned your signed proxy and did not appoint anyone to be your proxyholder, John P. Dielwart, Chair of the Board, and John H. Kousinioris, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote for or against, as applicable, your shares at the Meeting in accordance with your instructions.
If you decide to appoint John P. Dielwart and John H. Kousinioris as your proxyholders, and do not indicate how you want to vote, they will vote as follows:
+FOR electing each of TransAlta’s nine nominated directors;
+FOR reappointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;
+FOR the non-binding advisory vote on our approach to executive compensation; and
+FOR the increase in shares issuable under the Share Unit Plan.
On any ballot that may be called for, the common shares represented by proxies in favour of management’s proxyholders named in the proxy or voting instruction form will be voted for, or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

2026 Management Proxy Circular	15

Changing Your Vote
You can change a vote you made by proxy provided such change is received before 11:30 a.m. (Mountain Time) on April 28, 2026, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:
+submitting a new proxy that is dated later than the proxy previously submitted and mailing it to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8;
+voting again by the internet; or
+any other means permitted by applicable law.

You can revoke a vote you made by proxy by submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 1100 - 67 Yonge Street, Toronto, Ontario, M5E 1J8. Your notice of revocation must be received before the close of business on April 29, 2026, or, in the case of any adjournment or postponement of the Meeting, before the close of business on the day preceding the adjourned or postponed Meeting. A notice of revocation can also be deposited with the Chair of the Meeting on the day of the Meeting or on the day of any adjournment or postponement of the Meeting. If a registered Shareholder votes during the Meeting, that will revoke any proxy they have given.
Additional Information for Beneficial Shareholders
You are a beneficial Shareholder if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.), of which the Intermediary is a participant.

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to beneficial Shareholders. The Company will pay for an Intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting beneficial Shareholders.
If you are a beneficial Shareholder, your package includes a voting instruction form. Beneficial Shareholders should carefully follow the instructions provided in the voting instruction form by using one of the methods described to vote their TransAlta common shares. The voting instruction form is similar to a form of proxy; however, it can only instruct the registered Shareholder how to vote your shares.

16	TransAlta Corporation

As the Beneficial Shareholder, You May:
Option 1. Vote through your Intermediary
If you wish to vote through your Intermediary, follow the instructions on the voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.
Option 2. Vote at the meeting or by proxy
We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote at the Meeting, appoint yourself as your proxyholder by writing your name in the space provided on the proxy or voting instruction form provided by your Intermediary and following the instructions under “How to Vote – Voting at the Meeting” above to register yourself as proxyholder. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting. Return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary, submitting it as directed on the form and following the instructions under “How to Vote – Voting at the Meeting” above to register that person as your proxyholder. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting.
Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.
Please note that if you are a U.S. beneficial Shareholder and you wish to attend the Meeting and vote your shares, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Odyssey, before the proxy deposit date in order to vote your shares.
Option 3. Vote by telephone or the internet
If you wish to vote by telephone or the internet, follow the instructions for telephone or internet voting on the proxy or voting instruction form provided by your Intermediary.
TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

2026 Management Proxy Circular	17

Changing Your Vote
If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.
Deadline for Voting
Whether beneficial Shareholders vote by mail, telephone or the internet, your voting instructions or legal proxy must be received by our transfer agent, Odyssey, or the Company or its agents, by no later than 11:30 a.m. (Mountain Time) on April 28, 2026, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Odyssey, or the Company or its agents, before the proxy voting deadline. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting, without notice. We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

18	TransAlta Corporation

Business of the Meeting
There are six items of business to be considered at the Meeting, with items 1, 3, 4 and 5 noted below requiring a vote:

Page	Items of Business	Recommendation
19	1. Election of Directors	✓	FOR
37	2. Financial Statements		—
37	3. Reappointment of Auditors	✓	FOR
39	4. Advisory Vote on Executive Compensation	✓	FOR
39	5. Increase in Shares Issuable Under Share Unit Plan	✓	FOR
42	6. Other Business		—

Item of Business 1:    Election of Directors
TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors. Each year, our Board assesses the number of directors required.
The Board has determined that between nine and 14 directors are currently required to provide for effective decision-making, adequate Board committee composition and facilitate succession planning.
Nominees
We believe our Board should be comprised of directors with the skills, experience and perspective required to oversee the execution of the Company’s strategic objectives and business priorities, as well as the technical, industry, financial, business and governance competencies necessary to facilitate effective decision-making. Each of our director nominees possess these critical attributes.
Each of our proposed director nominees, excluding Joel E. Hunter, who currently serves as Executive Vice President, Finance and CFO, and has been appointed President and CEO effective April 30, 2026, is also “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.
If elected, each director will serve as a member of the Board until the next annual meeting of Shareholders or their successor is elected or appointed. Our directors are elected annually, individually and by majority vote. Our majority voting policy is described under “Majority Voting Policy” below.
Each year our directors complete a questionnaire to identify their individual skills and experience relative to areas identified by the Board as desirable to ensure effective oversight and corporate governance (our "Board Skills Matrix"). In respect of our director nominees, their top four skills and expertise relative to our Board Skills Matrix are provided in our “Skills Matrix” on page 34 of this Proxy Circular.
The Board also actively seeks to ensure a diversity of experiences and perspectives among our directors, taking into consideration our Board Skills Matrix and our Board and Workforce Diversity Policy, described under “Governance – Board Characteristics – Diversity” on page 55 of this Proxy Circular.

2026 Management Proxy Circular	19

Our director nominees standing for election at the Meeting are provided below. Detailed biographies for each director nominee are provided in the following section.
+Brian A. Baker
+John P. Dielwart
+Laura W. Folse
+Joel E. Hunter
+Thomas M. O’Flynn
+Bryan D. Pinney
+James Reid
+Manjit K. Sharma
+Sandra R. Sharman

✓
Vote FOR the TransAlta director nominees on the proxy today. The Board recommends a vote FOR all nine director nominees. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR each of the nine director nominees listed above.

20	TransAlta Corporation

Relevant Skills and Qualifications:
+Operating Partner in Brookfield Asset Management's Infrastructure Group, working primarily with Brookfield's Midstream operating companies to set strategic direction, manage risk and support growth initiatives.
+Currently serves as Chair of the Board of Inter Pipeline Ltd., as well as a member of the board of directors of Rockpoint Gas Storage and NorthRiver Midstream Inc., each of which are energy infrastructure companies located in western Canada.
+Since joining Brookfield in 2007, Mr. Baker has held several senior roles across Brookfield's Infrastructure Group, including heading investment activities in Europe and North America for over a decade where he oversaw acquisitions in the Data Infrastructure, Transportation, Utilities and Midstream sectors.
+One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors”.
+Bachelor of Commerce degree from the University of Calgary, with Distinction.
+Chartered Professional Accountant.
Mr. Baker's extensive experience in strategic direction, risk management, growth and infrastructure provides important insight and expertise to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Baker’s re-election to the Board.

Brian A. Baker(1)
Operating Partner, Infrastructure, Brookfield Asset Management Inc.

Profile:
+Age: 55
+Residency: Alberta, Canada
+Director Since: 2025
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Electric Energy/Utility
+International Business
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 185,156,967 (99.63%)	Votes Against: 680,871 (0.37%)

Board/Committee Membership(2)	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	5 of 5(3)	100.0%	$133,393
Investment Performance Committee	1 of 1(4)

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	7,711(7)	N/A	7,711	$142,268	Meets(8)
2024	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships
Company:	Rockpoint Gas Storage Inc.
Committee:	Governance (Chair)
Public Board Interlocks:	None

2026 Management Proxy Circular	21

Relevant Skills and Qualifications:
+Chair of the Board, ex officio member of all Board Committees.
+Former Chief Executive Officer of ARC Resources Ltd., overseeing the growth of ARC Resources Ltd. from a startup in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement in 2013.
+Former Vice-Chair and current Partner in ARC Financial Corp, an energy-focused private equity manager. Mr. Dielwart remained as Partner and a member of ARC Financial’s Investment Committee after his resignation from the Board of Directors of ARC Financial in 2020 and is currently representing ARC Financial on the Board of Directors of Aspenleaf Energy Limited.
+Former Chair of the Board of Governors of the Canadian Association of Petroleum Producers.
+Bachelor of Science with distinction (Civil Engineering) from the University of Calgary
+Member of the Association of Professional Engineers and Geoscientists of Alberta.
Mr. Dielwart brings a wealth of experience in leadership, finance, entrepreneurship and a strong understanding of the commodity markets in which we operate to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

John P. Dielwart(1)
Corporate Director
Profile:
+Age: 73
+Residency: Alberta, Canada
+Director Since: 2014
+Independent
Top Four Relevant Competencies:
+Engineering and Technical
+ESG/Sustainability/Climate Change
+HR/Executive Compensation
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 184,711,189 (99.39%)	Votes Against: 1,126,649 (0.61%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors (Chair of the Board)	7 of 7	100.0%	$330,000

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	67,324	176,898	244,222	$4,505,896	Meets
2024	60,109	164,005	224,114	$4,249,201
2023	49,988	146,163	196,151	$2,122,354

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

22	TransAlta Corporation

Relevant Skills and Qualifications:
+Former CEO of BP Wind Energy North America Inc., leading a business with over 500 employees and contractors that included 14 wind energy generation plants across eight states with an operating capacity of over 2.5 gigawatts.
+Former Executive Vice President, Science, Technology, Environment and Regulatory Affairs at BP p.l.c., leading the operational, scientific and technological programs within the multibillion dollar cleanup and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana.
+Led the cleanup project team at BP consisting of over 45,000 people working across the U.S. Gulf and Mexico, and successfully negotiated with federal, state and local government officials to implement and conclude the offshore and onshore cleanup efforts.
+Held numerous leadership roles with increasing responsibility and complexity within BP p.l.c.
+Independent member of the Board of Directors of Pacolet Milliken, a private investment company operating in real estate and power and infrastructure.
+Master of Management in Business from Stanford University, Master of Science in geology from the University of Alabama and Bachelor of Science in geology from Auburn University.
+Former member of the American Wind Energy Association from 2016 to 2019.
+Former Board member for the Auburn University College of Arts and Sciences.
Ms. Folse brings extensive experience and expertise in corporate risk management, leading large and complex organizations, large-scale crisis management, leveraging data analysis, and driving cultural change while realizing improvements in safety, operational and financial performance to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Folse’s re-election to the Board.

Laura W. Folse
Corporate Director
Profile:
+Age: 67
+Residency: Texas, United States
+Director Since: 2021
+Independent
Top Four Relevant Competencies:
+Electric Energy/Utility
+Engineering and Technical
+Risk Management
+Technology/Telecommunications/Cybersecurity

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 183,557,637 (98.77%)	Votes Against: 2,280,201 (1.23%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	7 of 7	100.0%	$224,500
Governance, Safety and Sustainability Committee	4 of 4
Investment Performance Committee (Chair)	8 of 8

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	—	36,977	36,977	$682,226	Meets
2024	—	30,374	30,374	$575,891
2023	—	21,306	21,306	$230,531

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2026 Management Proxy Circular	23

Relevant Skills and Qualifications:
+Joined TransAlta in July 2024 as Executive Vice President, Finance and Chief Financial Officer, responsible for providing leadership and direction over TransAlta’s financial affairs.
+Portfolio includes accounting and audit, treasury, corporate finance, tax, investor relations, internal audit, enterprise risk, financial planning, controller, trading, strategy and mergers and acquisitions.
+Former EVP and CFO at TC Energy Corporation from 2021 to 2024.
+Over 27 years of experience in finance, capital markets and strategic planning.
+Currently serves as Director, Calgary Food Bank
+Former Director of Junior Achievement Southern Alberta Institute and TC Pipelines, LP.
+Chartered Financial Analyst (CFA), holds a Bachelor of Commerce degree in accounting from the University of Calgary and a Bachelor of Arts (Economics) from the University of Regina.
As incoming President and CEO of TransAlta effective April 30, 2026, Mr. Hunter will be responsible for the overall stewardship of the Company, including providing strategic leadership. Mr. Hunter has demonstrated outstanding vision and leadership with an unwavering commitment to creating shareholder value and supporting the Company’s long-term success. Accordingly, the Board recommends that Shareholders vote FOR Mr. Hunter’s election to the Board.

Joel E. Hunter(1)
Executive Vice President, Finance and Chief Financial Officer and incoming President and Chief Executive Officer of the Company
Profile:
+Age: 59
+Residency: Alberta, Canada
+Director Since: Nominee
+Non-Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Electric Energy/Utility
+M&A/Organizational Change
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: N/A	Votes Against: N/A

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	N/A	N/A	N/A

Securities Held as at December 31 of Respective Year
Year	Common Shares	Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	45,000	90,542(9)	135,542	$2,500,750	Meets(10)
2024	—	68,715(9)	68,715	$1,302,836
2023	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

24	TransAlta Corporation

Relevant Skills and Qualifications:
+Former CEO and Chief Investment Officer, AES Infrastructure Advisors.
+Former Executive Vice President and CFO, Head of U.S. Renewables at AES Corporation, responsible for all aspects of global finance and M&A teams across six global regions, helping to lead AES through a significant transformation, including strategic exits of non-core markets, that resulted in improved financial stability and allowed for the redeployment of cash to primary growth markets during his tenure, and being a key driver in initiating a major transition to renewables and green energy to significantly improve AES’s growth profile and reduce its carbon footprint. Directly managed AES’s U.S. renewables business. AES’s total shareholder return increased 54 per cent during his tenure and its credit rating improved significantly.
+Lead Operating Director of Dimension Renewable Energy, a community solar company.
+Operating Director of Exus Management Partners, a renewables management and development company.
+Director of Nexus Water Group, a water utility company.
+Former CFO of Powin Energy, a battery energy storage company in which Energy Impact Partners is a significant investor.
+Former Senior Advisor with Energy Impact Partners, a private energy technology fund investing in high-growth companies in the energy, utility and transportation industries.
+Former Senior Advisor, Power and Utility Sector at the Blackstone Group Inc. and former chief operating officer and CFO of Transmission Developers Inc., a Blackstone-controlled entity that develops innovative power transmission projects in an environmentally responsible manner.
+Former Executive Vice President and CFO at Public Service Enterprise Group Inc. and former Head of North American Power at Morgan Stanley.
+Bachelor of Arts in Economics from Northwestern University and Master of Business Administration in Finance from the University of Chicago.
+Former adjunct professor at Northwestern University for a master’s program at the Institute for Sustainability and Energy.
Mr. O’Flynn has demonstrated experience in leading the realization of shareholder value through his significant senior executive experience at large electricity companies, strong financial and strategic acumen, as well as experience leading successful organizational transformation and growth, including through acquisitions and greenfield development. Accordingly, the Board recommends that Shareholders vote FOR Mr. O’Flynn’s re-election to the Board.

Thomas M. O'Flynn
Corporate Director
Profile:
+Age: 66
+Residency: New Jersey, United States
+Director Since: 2021
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Electric Energy/Utility
+M&A/Organizational Change
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 169,353,529 (91.13%)	Votes Against: 16,484,309 (8.87%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	7 of 7	95.7%	$226,000
Audit, Finance and Risk Committee (Chair)	8 of 8
Investment Performance Committee	7 of 8

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	5,171	36,977	42,148	$777,631	Meets
2024	5,171	30,374	35,545	$673,933
2023	5,171	21,306	26,477	$286,481

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2026 Management Proxy Circular	25

Relevant Skills and Qualifications:
+Over 30 years of experience with serving many of Canada’s largest corporations, primarily in energy, resources and construction.
+Former Vice-Chair of Deloitte LLP until June 2015, and past member of Deloitte LLP’s Board of Directors and Chair of the Finance and Audit Committee. National Managing Partner of Audit & Assurance of Deloitte LLP from 2007 to 2011. Former Calgary Managing Partner of Deloitte LLP from 2002 through 2007.
+Former partner at Andersen LLP, and Calgary Managing Partner from 1991 through May 2002.
+Director of North American Construction Group Ltd. (NYSE, TSX).
+Director of SNDL Inc. (NASDAQ).
+Former Chair of Board of Governors of Mount Royal University and previously served on a number of non-profit boards.
+Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration, and holds the ICD.D designation granted by the Institute of Corporate Directors.
Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him a valued contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Bryan D. Pinney(1)
Corporate Director
Profile:
+Age: 73
+Residency: Alberta, Canada
+Director Since: 2018
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+HR/Compensation
+M&A/Organizational Change
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 184,445,303 (99.25%)	Votes Against: 1,392,535 (0.75%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	7 of 7	100.0%	$220,000
Audit, Finance and Risk Committee	8 of 8
Governance, Safety and Sustainability Committee (Chair)	4 of 4

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	46,049	97,400	143,449	$2,646,634	Meets
2024	46,049	89,885	135,934	$2,577,309
2023	33,108	87,904	121,012	$1,309,350

Other Public Board Directorships and Committee Memberships
Company:	North American Construction Group Ltd.
Committees:	Audit (Chair); Governance and Sustainability; Human Resources and Compensation
Company:	SNDL Inc.
Committees:	Audit (Chair); Compensation
Public Board Interlocks:	None

26	TransAlta Corporation

Relevant Skills and Qualifications:
+Former Managing Partner of Brookfield Asset Management Inc., leading Brookfield’s Private Equity Group located in Calgary, Alberta, being responsible for originating, evaluating and structuring investments and financings in the energy sector, and overseeing operations in the Brookfield private equity energy segment.
+Prior to moving into the private equity group, served as Chief Investment Officer, Energy for Brookfield’s Infrastructure Group.
+Established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada.
+One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors” below.
+Chartered Professional Accountant designation and a Bachelor of Arts in commerce from the University of Toronto.
Mr. Reid brings to the Company and the Board considerable experience in leadership, finance, mergers and acquisitions and organizational change to the Board. His wealth of knowledge in the energy sector and his extensive experience with Brookfield, our long-term Shareholder, make him a valued contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Reid’s re-election to the Board.

James Reid(1)
Corporate Director
Profile:
+Age: 60
+Residency: Alberta, Canada
+Director Since: 2021
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+International     Business
+M&A/Organizational Change
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 185,232,712 (99.67%)	Votes Against: 605,126 (0.33%)

Board/Committee Membership(4)	Attendance	Attendance Total	Value of Compensation Received in 2025(7)
Board of Directors	6 of 6(3)	100.0%	$195,000
Investment Performance Committee	7 of 7(3)

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	58,210(7)	—	58,210	$1,073,975	Meets(8)
2024	48,825(7)	—	48,825	$925,722
2023	31,753(7)	—	31,753	$343,567

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2026 Management Proxy Circular	27

Relevant Skills and Qualifications:
+Over 35 years of experience spanning a variety of industries (power generation, oil and gas, financial services, manufacturing, engineering services and others).
+Current board member of Vermilion Energy Inc., Finning International Inc. and Export Development Canada.
+From 2020 to 2021, served as Interim Chief Financial Officer of WSP Canada Inc., responsible for leading the finance, real estate, procurement, tax and shared services functions on an interim contract.
+Former Chief Financial Officer of GE Canada from 2016 to 2019.
+From 1999 to 2016, held various senior positions with GE Canada, with responsibilities that spanned business strategy development and execution, business product and services development, mergers and acquisitions, risk, governance, finance and tax oversight, key components of human resources strategy (including compensation, union negotiations, pension and benefits), and diversity and inclusion.
+Bachelor of Commerce degree (honours) from the University of Toronto, Fellow Chartered Accountant, and holds the ICD.D Directors designation and the GCB.D Global Competent Boards designation.
Ms. Sharma brings extensive financial expertise and executive leadership experience within different industries to the Board. The Board recommends that Shareholders vote FOR Ms. Sharma’s re-election to the Board.

Manjit K. Sharma(1)
Corporate Director
Profile:
+Age: 60
+Residency: Ontario, Canada
+Director Since: 2023
+Independent
+Visible Minority
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Risk Management
+M&A/Organizational Change
+HR/Executive Compensation

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 185,215,308 (99.67%)	Votes Against: 622,530 (0.33%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	7 of 7	95.2%	$198,000
Audit, Finance and Risk Committee	6 of 7
Human Resources Committee	6 of 6
Investment Performance Committee	1 of 1(11)

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	—	32,168	32,168	$593,500	Meets
2024	—	25,641	25,641	$486,153
2023	—	8,272	8,272	$89,503

Other Public Board Directorships and Committee Memberships
Company:	Finning International Inc.
Committees:	Audit; Governance and Risk
Company:	Vermilion Energy Inc.
Committees:	Audit (Chair); Governance and Human Resources
Public Board Interlocks:	None

28	TransAlta Corporation

Relevant Skills and Qualifications:
+Currently serves as Special Advisor and former Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (CIBC) (chartered bank), leading the Human Resources, Communications, Marketing and Enterprise Real Estate teams, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world-class culture.
+Responsible for developing and delivering CIBC's Global Human Capital Strategy, with key areas of accountabilities including workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, which includes the bank’s new global headquarters, CIBC Square, internal and external communications and public affairs, including government relations.
+Proven business leader with over 30 years of human resources and financial services experience in both Canada and the U.S., served as key contributor in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.
+Assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017, with a portfolio that encompasses purpose, brand, marketing and corporate real estate.
+Master of Business Administration degree from Dalhousie University.
Ms. Sharman brings executive leadership and deep human resources experience within a complex international business to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s re-election to the Board.

Sandra R. Sharman(1)
Special Advisor, CIBC
Profile:
+Age: 63
+Residency: Ontario, Canada
+Director Since: 2020
+Independent(12)
Top Four Relevant Competencies:
+HR/Executive Compensation
+Legal and Regulatory
+M&A/Organizational Change
+Risk Management

Voting Results of 2025 Annual and Special Meeting of Shareholders
Votes For: 183,128,129 (98.54%)	Votes Against: 2,709,709 (1.46%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2025
Board of Directors	6 of 7	94.1%	$223,000
Governance, Safety and Sustainability Committee	4 of 4
Human Resources Committee (Chair)	6 of 6

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(5)	Share Ownership Requirement(6)
2025	—	87,211	87,211	$1,609,043	Meets
2024	—	75,639	75,639	$1,434,115
2023	—	57,172	57,172	$618,601

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2026 Management Proxy Circular	29

(1)Canadian resident.
(2)Mr. Baker and Mr. Reid are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below). They are both independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees. See “Governance – Board Characteristics – Independence of Directors” below.
(3)Mr. Baker and Mr. Reid recused themselves from the board meeting held on Sep. 16, 2025, and Mr. Reid recused himself from the IPC meeting held on Sep. 12, 2025, due to the subject matter discussed at each meeting.
(4)Mr. Baker was appointed a member of the IPC on Oct. 22, 2025.
(5)The 2023 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2023, of $10.82, the 2024 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2024, of $18.96, and the 2025 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2025, of $18.45. The 20-day average closing price is prescribed in our Director Share Ownership Requirements as the price to be used for determining if share ownership requirements have been met. Market value may not reflect the product of common shares and deferred share units by share price due to rounding.
(6)As of Dec. 31, 2025, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($585,000) and the Chair of the Board ($990,000). New directors are required to hold the equivalent of their annual retainer within two years of joining the Board. See “Director Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.
(7)Mr. Baker and Mr. Reid have each elected to receive common shares for 100 per cent of their director compensation and have directed the Company to purchase common shares on the open market and register the purchased common shares to an entity affiliated with Brookfield. To the extent Mr. Baker or Mr. Reid is deemed to be the beneficial owner of any such shares, Mr. Baker and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 213,579 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2025, pursuant to the directions of Mr. Baker, Mr. Reid and former Brookfield nominee directors.
(8)Mr. Baker and Mr. Reid are exempt from directly satisfying the share ownership requirement as Brookfield nominees on the Board provided Brookfield complies with its obligations under the Investment Agreement.
(9)Mr. Hunter's share units are composed of eligible shares for purposes of TransAlta's executive share ownership policy, which consists of common shares, Restricted Share Units (RSUs) and Deferred Share Units (DSUs). As at Dec. 31, 2025, he held 90,542 RSUs and no DSUs. In addition, Mr. Hunter holds unvested Performance Share Units (PSUs) and stock options exercisable to acquire common shares, that do not count towards meeting the requirements under the executive share ownership policy. See “2025 Executive Compensation Details – Incentive Plan Awards”.
(10)Mr. Hunter is subject to the executive share ownership policy, which requires that he own and hold shares equal to three times his base salary. See “Compensation Governance – NEO Share Ownership”.
(11)Ms. Sharma was appointed a member of the IPC on Oct. 22, 2025.
(12)Ms. Sharman is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. See “Governance – Board Characteristics – Independence of Directors” below.

✓
The Board believes that the appointment of each of the nine nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the proxy today. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the election of each of these nominees as directors.
See page 19

30	TransAlta Corporation

Majority Voting Policy
Our majority voting policy contained in the General Governance Guidelines for the Board, provides that if only one candidate is nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate is not re-elected in an uncontested election, the director may continue in office until the earlier of the 90th day after the day of the meeting and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors. See Appendix B to this Proxy Circular for further details regarding our majority voting policy.
Board Committees and Membership
The following table shows Board committee membership as at Dec. 31, 2025:

Committees
	Audit, Finance and Risk (AFRC)		Governance, Safety and Sustainability (GSSC)	Human Resources (HRC)	Investment Performance (IPC)
Independent Directors
John P. Dielwart(1)
Brian A. Baker					✓
Alan J. Fohrer(2)	✓	\	✓
Laura W. Folse			✓
Candace J. MacGibbon	✓			✓
Thomas M. O’Flynn					✓
Bryan D. Pinney	✓
James Reid					✓
Manjit K. Sharma				✓	✓
Sandra R. Sharman			✓
Management Director – Not Independent
John H. Kousinioris(3)

✓	Member	Designated Audit Committee Financial Expert	Chair
(1)Mr. Dielwart is the Board Chair and attends all committee meetings in an ex officio capacity.
(2)Mr. Fohrer also serves as the Board's Dam Safety Advisor. See “Governance – The Board’s Mandate – Committee Charters and Committee Chair Position Descriptions” below.
(3)Mr. Kousinioris is President and CEO of TransAlta, and does not serve as a member of any Board committees.
Ms. MacGibbon and Mr. Fohrer, who are not standing for re-election at the Meeting, will cease to be members of the AFRC and HRC at the close of the Meeting. As its February 2026 meeting, the Board approved the appointment of Mr. Reid as a member of the AFRC and Mr. Baker as a member of the HRC.

2026 Management Proxy Circular	31

Director Meeting Attendance in 2025
Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees. Aggregate attendance for our directors in 2025 is 97.9 per cent. Attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Nominees”.

						Total Attendance
Name	Board	AFRC	GSSC	HRC	IPC	#	%
Dielwart(1)	7 of 7	-	-	-	-	7 of 7	100.0%
Baker(2)	5 of 5	-	-	-	1 of 1	6 of 6	100.0%
Fohrer	6 of 7	8 of 8	4 of 4	-	-	18 of 19	94.7%
Folse	7 of 7	-	4 of 4	-	8 of 8	19 of 19	100.0%
Goldgut(3)	2 of 2	-	-	-	3 of 3	5 of 5	100.0%
Kousinioris(4)	7 of 7	-	-	-	-	7 of 7	100.0%
MacGibbon	7 of 7	8 of 8	-	6 of 6	-	21 of 21	100.0%
O’Flynn	7 of 7	8 of 8	-	-	7 of 8	22 of 23	95.7%
Pinney	7 of 7	8 of 8	4 of 4	-	-	19 of 19	100.0%
Reid(5)	6 of 6	-	-	-	7 of 7	15 of 15	100.0%
Sharma(6)	7 of 7	6 of 7	-	6 of 6	1 of 1	20 of 21	95.2%
Sharman	6 of 7	-	4 of 4	6 of 6	-	16 of 17	94.1%
Slusser(7)	2 of 2	-	-	2 of 2	3 of 3	7 of 7	100.0%
Total	78 of 80	38 of 39	16 of 16	20 of 20	31 of 32	183 of 187	97.9%
(1)As Board Chair, Mr. Dielwart is not a member of any standing committee of the Board; however, he attends the meetings of each committee in an ex officio capacity.
(2)Mr. Baker was appointed to the Board on April 24, 2025, and as a member of the IPC on Oct. 22, 2025. Mr. Baker recused himself from one board meeting due to the subject matter discussed.
(3)Mr. Goldgut retired from the Board as a member of the IPC on April 24, 2025.
(4)Mr. Kousinioris is the President and CEO of TransAlta. Mr. Kousinioris is not a member of any standing committee of the Board; however, he attends committee meetings (excluding any in camera portion exclusively for independent directors). As Mr. Kousinioris is not a member of any committees, his attendance is not recorded.
(5)Mr. Reid recused himself from one board meeting and one IPC meeting due to the subject matter discussed.
(6)Ms. Sharma ceased to be a member of the AFRC and was appointed a member of the IPC on Oct. 22, 2025.
(7)Ms. Slusser retired from the Board and as a member of the IPC and the HRC on April 24, 2025.
Interlocking Directorships
A board interlock occurs when two or more of TransAlta’s directors also serve together as directors of another public company. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. However, pursuant to the General Governance Guidelines for the Board (see Appendix B), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director’s independence and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine directors' independence or effectiveness. There are also currently no interlocking relationships between HRC members and our President and CEO. The Board does not have any interlocking directorships.

32	TransAlta Corporation

Board Tenure and Refreshment
To support the continued renewal of director skills, expertise and personal attributes, each year the Board undertakes a robust Board, committee and individual director evaluation process. The Board also annually reviews the size and composition of the Board and its committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills, perspectives and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

Board Policies
Board Tenure
The average tenure of our director nominees is five years. The longest tenured director nominee has been on the Board since 2014. The Board has considered adopting term limits, but believes that term limits can lead to the loss of valuable skills necessary for effective decision-making, as experienced directors could be forced to leave the board solely because of length of service. Instead, we believe that directors should be assessed according to their ability to make a meaningful contribution to the Board, based on robust and annual assessment processes.

Retirement Policy
Under TransAlta's retirement policy, set out in the General Governance Guidelines for the Board (see Appendix B), the Board has fixed a retirement age for directors at 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director.

2026 Management Proxy Circular	33

Corporate Cease Trade Orders and Bankruptcies
Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) while that director nominee was acting in their capacity as a director or executive officer of that issuer, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director nominee has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee. No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the director nominee.
Mr. Reid was a director of Second Wave Petroleum Inc. (SWP), a private oil and gas exploration and production company. On June 30, 2017, SWP made an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (BIA). On Sept. 7, 2017, SWP made a proposal under the BIA and on Oct. 5, 2017, the proposal was approved by the Court of Queen’s Bench of Alberta and the bankruptcy was annulled. Mr. Reid retired from the board of directors of SWP in December 2025.
Mr. Dielwart was Chair of the Board of Denbury Resources Inc. which filed for bankruptcy protection in the United States on July 29, 2020, under a prepackaged reorganization plan with its bondholders. Denbury emerged from Chapter 11 on Sept. 18, 2020, at which time the board was reconstituted and Mr. Dielwart ceased being a director.
Skills Matrix
We maintain a skills matrix where each director indicates whether they have expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed to maximize effective decision-making by the Board and its committees.

Given the breadth of experience and skills of each director nominee, the table below lists only the top four competencies possessed by each director nominee based on the Board’s assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company’s strategies.

34	TransAlta Corporation

	Baker	Dielwart	Folse	Hunter	O'Flynn	Pinney	Reid	Sharma	Sharman
Accounting Finance and Tax	✓			✓	✓	✓	✓	✓		6
Electric Energy/Utility	✓		✓	✓	✓					4
Engineering and Technical		✓	✓							2
ESG/Sustainability/Climate Change		✓								1
Government Affairs										0
HR/Executive Compensation		✓				✓		✓	✓	4
International Business	✓						✓			2
Legal and Regulatory									✓	1
M&A/Organizational Change				✓	✓	✓	✓	✓	✓	6
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Technology/Telecommunications/Cybersecurity			✓							1
Leadership Experience
Chief Executive Officer of a large, multinational and complex organization	✓	✓	✓		✓					4
Chief Financial Officer or senior executive of a large, multinational and complex organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Entrepreneur or business owner of a successful organization		✓								1
Professional advisor (e.g., lawyer or accountant)	✓			✓	✓	✓	✓	✓		6
Senior government official										0
Profile
Gender(1)	M	M	F	M	M	M	M	F	F
Age	<60	70+	60-69	<60	60-69	70+	60-69	60-69	60-69
Location	AB	AB	U.S.	AB	U.S.	AB	AB	ON	ON
Years on Board	0-5	10+	0-5	0-5	0-5	6-10	0-5	0-5	0-5
(1)Although for the purposes of this table gender has been identified as male or female, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

2026 Management Proxy Circular	35

Definitions for the top relevant competencies are provided below:

Accounting, Finance and Tax	Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial accounting controls and IFRS.
Electric Energy/Utility	Experience as a director, senior executive or advisor in the power or broader energy sector, including in Alberta and U.S. power markets.
Engineering and Technical	Experience with, or understanding of, engineering principles and application of technical skills and expertise.
ESG/Sustainability/Climate Change
Experience with, or understanding of, climate strategy relevant to the energy industry, including emission reduction strategies, risks and opportunities, the emerging low-carbon ecosystem or renewable energy technologies.

Government Affairs	Experience with, or understanding of, government, diplomacy and public policy, internationally, federally or provincially.
HR/Executive Compensation
Experience with, or understanding of, talent management, retention and succession planning, employee engagement, diversity and inclusion strategies, compensation programs, executive compensation and risk management.

International Business	Experience with, or understanding of, major international operations and global strategy development.
Legal and Regulatory	Experience with, or understanding of, legal principles and the regulatory systems in North America.
M&A/Organizational Change	Experience with, or understanding of, major organizational change or managing a significant merger or acquisition.
Risk Management	Experience with, or knowledge of, internal risk controls, risk assessments and reporting.
Technology/Telecommunications/Cybersecurity
Experience with, or understanding of, relevant emerging technologies, including information technology and telecom technology, including the strategic context, market competitors, business issues, cybersecurity, information technology or digitization, including leading or overseeing complex technological systems or cybersecurity-related functions, or oversight of related risks.

36	TransAlta Corporation

In addition to the top four competencies of each director detailed above, all director nominees are required to have the following attributes:
+Strategic Oversight – The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.
+Expertise – Extensive professional experience with significant executive leadership accomplishments in sectors relevant to the Company’s business and industry, financial position and risk profile.
+Ability to Influence – Well-developed listening, communicating and influencing skills to be able to actively participate in Board discussions and debate.
+Integrity – Personal qualities of integrity and credibility.
+Commitment – The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.
The GSSC may also consider other factors that it determines to be relevant in the context of individual director nominees, the Board as a whole and its committees, including the benefits of promoting diversity (including diversity beyond gender), as discussed under “Governance – Board Characteristics – Diversity” on page 55.
Item of Business 2:    Financial Statements
We have published the Company’s 2025 audited consolidated financial statements, including the related auditors’ report and the related MD&A. The full text of the 2025 Annual Report, audited consolidated annual financial statements and MD&A in either English or French are available on our website at
www.transalta.com/investors/results-reporting, under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item of Business 3:    Reappointment of Auditors
At the Meeting, you will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board.
You can vote “For” or “Withhold” by considering and, if deemed advisable, approving the following resolution:
“BE IT RESOLVED THAT Ernst & Young LLP be appointed as auditors of TransAlta Corporation until the close of its next annual meeting of Shareholders, and the directors of TransAlta Corporation be authorized to fix their remuneration.”

Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP have been our external auditors since 1947.

2026 Management Proxy Circular	37

Through the processes described below under “Auditor Independence” we have confirmed Ernst & Young LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by all relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
The AFRC regularly assesses the Company’s external auditors and annually reviews audit quality, auditor tenure and the appropriateness of audit fees, including the impact of the tenure of the audit firm and the controls and processes that ensure their independence, such as partner rotations. This assessment also considers the nature, extent and permissibility of any proposed audit services.

Fees Paid to Ernst & Young LLP
For the years ended Dec. 31, 2025, and Dec. 31, 2024, Ernst & Young LLP and its affiliates billed $5,398,388 and $4,407,734, respectively, as detailed below:

Year Ended December 31	2025	2024
Audit fees	$4,968,834	3,653,823
Audit-related fees	$423,354	347,345
Tax fees	$6,200	356,391
All other fees	$0	50,175
Total	$5,398,388	4,407,734
No other audit firms provided external audit services in 2025 or 2024.
The nature of each category of fees is described below.
Audit Fees
Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents and statutory audits.
Audit-Related Fees
Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included in the audit fees. Audit-related fees include statutory audits, pension audits and other compliance audits.
Tax Fees
Tax fees are for tax-related services for the review of tax returns, assistance with questions on tax audits and tax planning.
All Other Fees
All other fees include products and services provided by the Company’s auditor other than those services reported under audit fees, audit-related fees and tax fees. This includes fees related to training services and advice and assistance with ESG services provided by the auditor.

38	TransAlta Corporation

Pre-Approval Policies and Procedures
The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The AFRC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act (“Sarbanes-Oxley”). This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

✓
The Board believes that the reappointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interest of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration.
See page 37

Item of Business 4:    Advisory Vote on Executive Compensation
At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (CD&A) section beginning on page 87, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and the Company’s strategies. Over the past few years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the CD&A beginning on page 87 of the Proxy Circular. In 2025, we received 98.9 per cent support from Shareholders for our approach to executive compensation.
As a Shareholder, on a non-binding and advisory basis, you can vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:
“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 12, 2026, delivered in connection with the 2026 annual and special meeting of Shareholders of the Company.”
Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

✓
The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the approval of the advisory resolution on executive compensation.
See page 39

2026 Management Proxy Circular	39

Item of Business 5:    Increase in Shares Available for Issuance Under Share Unit Plan
On Feb. 25, 2026, the Board approved an increase in the number of common shares reserved for issuance under the Company’s Share Unit Plan (SUP) to 14,400,000 common shares, subject to Shareholder approval. Furthermore, the TSX provided conditional approval of the additional listing of 4,200,000 common shares, subject to approval of the Shareholders, by a majority of the votes cast at the Meeting.
The Company wishes to increase the number of common shares available for issuance under the SUP by 4,200,000 common shares (the “Share Increase”) to continue to have sufficient shares available to grant restricted share units (RSUs) and performance share units (PSUs and, collectively with the RSUs, the “Units”) to eligible officers and employees of the Company or any of its affiliates (collectively, “Participants”) as part of the Company’s overall compensation framework. While the SUP also contemplates the grant of deferred share units (DSUs), such awards may be settled in cash only.
The purpose of the SUP is to advance the interests of the Company and its Shareholders by providing the Participants a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders. Pursuant to the terms of the SUP, the increase to the share reserve requires Shareholder approval and TSX approval. A summary of the material terms of the SUP can be found on page 87, and the full text of the SUP, as amended, can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If the increase in the number of common shares reserved for issuance under the Company’s SUP is not approved at the Meeting, the currently issued and outstanding Units will continue unaffected under the SUP and the Company may be required to grant share units that will be settled in cash (or through open market purchases of common shares) in lieu of Units that could otherwise potentially be settled with new common shares issued from treasury.
Under the SUP, all granted and outstanding Units may be settled in common shares from treasury. As at March 12, 2026, the Company has an aggregate of 5,054,141 Units outstanding under the SUP. If all such outstanding Units were settled in common shares from treasury, the Company would have 1,219,836 common shares remaining and available for issuance under the SUP (assuming the PSUs achieve target performance). The Company intends to settle only a portion of the RSUs and PSUs in common shares from treasury.
The compensation practices of the Company, including the burn rate, are not expected to change as a result of the increased number of common shares reserved for issuance under the SUP.
The table below shows the common shares available under the SUP as of March 12, 2026, before and after the Share Increase.

	Common Shares Issuable on the Exercise of Currently Issued and Outstanding RSUs and PSUs (a)	Common Shares Previously Issued on Exercise of RSUs and PSUs (b)	Total Number of Common Shares Available for Issuance on the Exercise of RSUs and PSUs (c)	RSUs and PSUs Available for Future Grant Based on Common Shares Available for Issuance =(c)-(a)-(b)
Previously approved	5,054,141	3,926,023	10,200,000	1,219,836
Percentage of outstanding common shares (non-diluted)	1.7%	1.3%	3.4%	0.4%
Approved following the proposed SUP amendment	5,054,141	3,926,023	14,400,000	5,419,836
Percentage of outstanding common shares (non-diluted)	1.7%	1.3%	4.8%	1.8%

40	TransAlta Corporation

As at March 12, 2026, total common shares issued and outstanding are 297,294,635. The current number of common shares reserved for issuance from treasury for the SUP represents approximately 3.4 per cent (including the 3,926,023 shares previously issued) of all common shares issued and outstanding. The incremental increase of 4,200,000 common shares for issuance under the SUP represents approximately 1.4 per cent of all common shares issued and outstanding, which the Company does not believe to be excessive.
Over the past three years, the annual burn rate for the SUP has averaged approximately 0.78 per cent as set out in the following table. The burn rate for the year is calculated as the number of RSUs and PSUs granted in the applicable year, divided by the weighted average number of shares outstanding in the year.

	As of Dec. 31, 2025	As of Dec. 31, 2024	As of Dec. 31, 2023
Burn rate(1)	0.60%	1.01%	0.72%
Number of RSUs and PSUs granted in the applicable year	1,792,003	3,054,939	1,994,500
Weighted average number of shares outstanding(2)	296,920,622	301,961,223	275,753,109
(1)    The burn rate is calculated on the full number of RSUs and PSUs granted in the applicable year. Consistent with past practice, the Company intends to settle only a portion of the RSUs and PSUs in common shares from treasury. PSUs have a performance factor that will result in a PSU payout between 0-2x.
(2)    The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.
Share Unit Plan Allocation Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution approving the Share Increase (the “SUP Allocation Resolution”). To be effective, the SUP Allocation Resolution must be passed by a majority (e.g. 50 per cent plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The SUP Allocation Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting.
You can vote “For” or “Against” by considering and, if deemed advisable, approving the following resolution:
“BE IT RESOLVED THAT:
1.An additional 4,200,000 common shares in the capital of TransAlta Corporation (the “Company”) be and are hereby reserved for issuance pursuant to the Share Unit Plan (for a total maximum amount of common shares reserved for issuance pursuant to such Share Unit Plan of 14,400,000 common shares), substantially as described in the management proxy circular of the Company dated March 12, 2026, and the issuance of the additional 4,200,000 common shares pursuant to the Share Unit Plan along with the amendment to such plan as required to reflect such increase, be and are hereby authorized and approved;
2.    The Board of Directors of the Company may revoke this resolution before it is acted upon, without further approval of the Shareholders of the Company; and
3.    Any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

✓
The Board unanimously recommends a vote FOR the SUP Allocation Resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the approval of the SUP Allocation Resolution.
See page 39

2026 Management Proxy Circular	41

Item of Business 6:    Other Business
As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as your proxyholder sees fit.
Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from registered Shareholders and duly appointed proxyholders.

42	TransAlta Corporation

Governance
We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.
This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its committees.
Our Governance Practices
TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet or exceed the governance requirements of the TSX and the Canadian Securities Administrators, including:
+National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;
+National Instrument 52-110 – Audit Committees;
+National Policy 58-201 – Corporate Governance Guidelines; and
+National Instrument 58-101 – Disclosure of Corporate Governance Practices.
As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers. This disclosure can be found in Appendix A to this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and on our website at www.transalta.com/investors/governance.

Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance. Our articles and bylaws also set out certain matters that govern our business activities.
The key elements of TransAlta’s governance practices are:
+Ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;
+Establishing key policies and standards to provide a framework for how we conduct our business;
+Retaining directors, other than our CEO, who are independent;
+Having a Board with individuals who have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix, to maximize the effectiveness of the Board and its committees and oversight of the execution of our strategies;
+Maximizing the effectiveness of the Board, its committees and individual directors through annual evaluations and the continuing education of our directors; and
+Facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

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Our Ethical Commitment
Codes of Conduct
One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a central element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:
+Code of Business Conduct for Directors, which applies to our Board;
+Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;
+Finance Code of Ethics, which applies to all financial employees of the Company;
+Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing; and
+Supplier Code of Conduct, which applies to the Company’s suppliers and vendors.
Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to, among other things, the protection and proper use of our assets.
The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct. Our Code of Business Conduct for Directors and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; they outline principal business practices with which all directors, employees and consultants must comply. Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct. This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year. In 2025 the Company undertook mandatory Code of Conduct training for all employees and achieved 100 per cent participation. The Board monitors compliance with the Corporate Code of Conduct by requesting that the completion and results of the annual acknowledgement be reported to the HRC at least once annually.
The Company has adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct, labour issues and human rights, conflicts of interest and environmental leadership. Suppliers can report any concerns related to the Supplier Code of Conduct using TransAlta’s Ethics Helpline and disclose any actual or perceived conflicts of interest via email to conflicts@transalta.com. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1-855-374-3801 (Canada/United States) and 1-800-40-5308 (Australia) or via the internet at www.transalta.com/ethics-helpline. A complete copy of our Supplier Code of Conduct is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investors/governance.
As part of our commitment to good corporate governance, the Code of Business Conduct for Directors provides guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles contained in our Corporate Code of Conduct. A complete copy of our Code of Business Conduct for Directors is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investors/governance.
Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.
Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investors/governance.
In addition, our Whistleblower Policy provides a mechanism for our employees, contractors, officers and directors to report, among other things, any actual or suspected ethical or legal violations. We would seek to remedy the impact promptly in order to establish a corrective action plan in collaboration with the relevant individuals and stakeholders. There will be no retaliation for matters reported in good faith.

44	TransAlta Corporation

Handling Conflicts of Interest and Related-Party Transactions
At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Code of Business Conduct for Directors, directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse themselves from any deliberations with respect to the matter.
The Charter of the AFRC provides that the AFRC will assist the Board in its oversight of material transactions involving related parties. The AFRC will consider the related-party transaction and may recommend the use of a standing committee or an ad hoc special committee to assist the Board in the evaluation of any such related-party transactions. The AFRC is considered the appropriate committee to initially assess related-party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. For the purposes of this policy, the term “related party” includes entities that the Company controls, but are not wholly owned, and applies to any agreement entered into with such a related party that has a value in excess of $30 million (based on the aggregate value of the contract). In the past, the Board has established special committees to consider related-party transactions.
Insider Trading
The Company maintains an insider trading policy and reporting guidelines that place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:
+Establishing quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year-end and end at the close of trading on the first trading day after we publicly release or disclose our earnings or financial results;
+Publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;
+Establishing special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and
+Requiring all reporting insiders to pre-clear securities trading transactions.
Whistleblower Procedures
Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC or the HRC. All submissions can be made directly to the Chair of the AFRC or HRC by identifying the submission with “subject matter 004”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline.

2026 Management Proxy Circular	45

Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC or HRC, as applicable. The AFRC receives all incidents, complaints or information reported through the Ethics Helpline. The AFRC reviews matters relating to potential or suspected material breaches of securities laws, accounting, internal accounting controls, auditing or financial reporting matters. The HRC reviews matters relating to material ethical or legal violations. If the findings are urgent, they will be reported to the Chair of the AFRC or HRC, as applicable, immediately.

The Board’s Mandate
General Governance Guidelines
Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success.
These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in Appendix B to this Proxy Circular and on our website at www.transalta.com/investors/governance.

46	TransAlta Corporation

Board Relationships with Management
In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters that must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of material environmental policies.
Terms of Reference for the Chair of the Board
The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions; establishes the frequency of Board meetings; coordinates, in conjunction with the CEO, the Executive Vice President, Legal and the Corporate Secretary, the agenda for the Board and
Shareholder meetings; and ensures that the functions of each committee are effectively carried out. In addition to the role of leading the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investors/governance.
Committee Charters and Committee Chair Position Descriptions
The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the committee charters, including the committee chair responsibilities and the Terms of Reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.
The Board has delegated various responsibilities to four standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance.
The Chair of each committee, who is guided by a committee charter, is responsible for the organization of the committee and fulfilment of its mandate and works closely with the Board Chair to ensure the committee’s functions are effectively carried out. The committee charters, along with the Terms of Reference for the Chair of the Board, can be found on our website at www.transalta.com/investors/governance. Please see each committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2025. The Board may also from time to time establish special committees for a variety of reasons, including to facilitate effective decision-making or to manage potential conflicts of interest.
CEO Position Description
We have a position description for our CEO that is reviewed annually by our CEO and the HRC and is approved by the Board. A copy of the position description is available on our website at www.transalta.com/investors/governance.

2026 Management Proxy Circular	47

Strategic Planning
The Board has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.
The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews the Company’s strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with and without the presence of senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate.
The Board also holds in camera meetings without the presence of the CEO or other members of management to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan to maximize Shareholder value.
The Board reviews and updates its strategic plan annually during strategic planning sessions. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation to identify opportunities and risks to our business strategy. In 2025, this strategic planning session was held in person and included the following strategic priorities: safe, reliable operations; optimize our Alberta fleet; enhance financial flexibility; advance legacy site projects; pursue accretive M&A and develop greenfield projects. Other matters of strategic importance to the Company were also discussed.

48	TransAlta Corporation

Sustainability
Sustainability, or environmental, social and governance (ESG) management and performance, is a core value at TransAlta. We have over 30 years of sustainability reporting. We partially adopt guidance from the Canadian Sustainability Standards Board, International Sustainability Standards Board, International Financial Reporting Standards (IFRS) Foundation, Integrated Reporting Framework, Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Moreover, the Company aligns its sustainability targets with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which defines sustainable goals for businesses.
TransAlta's sustainability pillars support our corporate strategy and weave through our business. Our pillars include:
+Reliable and Responsible Electricity Production;
+Safe, Healthy, Diverse and Engaged Workplace;
+Positive Indigenous, Stakeholder, Customer and Employee Relationships;
+Environmental Stewardship; and
+Technology and Innovation.

For further information related to sustainability refer to TransAlta's 2025 Sustainability Report available in the Results & Reporting section of the Investor Centre on our website at transalta.com/investors/results-reporting.

2026 Management Proxy Circular	49

Board Accountability for Human Capital Management
The HRC mandate includes oversight of the key compensation, human resources and pension policies and plans of TransAlta, including policies that support human rights and ethical conduct. In addition to executive compensation, variable incentive and equity compensation plans, pay for performance, compensation governance and risk assessments, the HRC has broad oversight over various human resources policies, strategies and workplace trends. The HRC's annual work plan includes formal discussions at least two times a year on top talent retention and workforce trends, management succession and leadership development, culture strategies, employee engagement and psychological safety. The HRC also reviews all human-resource-related whistleblower complaints. TransAlta's current Board includes four members (36 per cent) with human resources experience.
Board Accountability for Sustainability and ESG
Environmental: The GSSC receives updates to TransAlta's environmental matters including climate change-related risks and opportunities and GHG emissions targets. Furthermore, the AFRC reviews climate change and sustainability disclosure in the financial disclosure documents.
Social: The GSSC reviews TransAlta's implementation of a safety-conscious culture, emergency preparedness plans, Board and workforce diversity targets and stakeholder matters. The HRC receives updates regarding TransAlta's ED&I Council, culture transformation, mental health and wellness and psychological safety initiatives.
Governance: The GSSC reviews the risk management matrix and voluntary ESG reporting and disclosure. The GSSC also monitors updates to securities law and proxy advisor policies, and reviews Board skills matrices. The AFRC oversees financial risk management, financial reporting, auditor independence and the implementation of internal and external audits. The HRC reviews executive compensation levels, employee compensation and benefits programs, and the overall compensation program.
The Company's current Board includes seven members (64 per cent) with climate-related experience.
The full details of the approved sustainability targets are available in TransAlta's 2025 Sustainability Report available in the Results & Reporting section of the Investor Centre on our website at transalta.com/investors/results-reporting.
Risk Management
The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:
+Making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;
+Monitoring our risk management programs through the work of the committees that report to the Board; and
+Ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.
We have adopted a comprehensive Enterprise Risk Management Framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.
The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required) reviews the Company’s risks with management and reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for reviewing the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The IPC provides oversight of management’s significant investments and the execution of major Board-approved capital expenditure projects that are in furtherance of the Company’s strategic plans. The AFRC, HRC, GSSC and IPC each report to the Board following their respective meetings. The Board conducts

50	TransAlta Corporation

an annual comprehensive review of the Company’s risk assessment in coordination with management. For each material risk that is identified, the Company assigns an executive officer as being responsible for monitoring and mitigating the impact of such risks.
Cybersecurity and AI Risk Management
An ongoing risk for the Company is related to cybersecurity. The Board plays an active role in ensuring the Company’s overall approach to cybersecurity is adequate and effective. The following are some of the key responsibilities of Board oversight in cybersecurity controls:
+Cybersecurity incident reporting: In 2025, the Company had no material or reportable cybersecurity incidents.
+Governance: The Board has generally delegated to the AFRC the responsibility of receiving a bi-annual system status update with respect to the Company’s core IT operating systems and an annual review of components of the Company’s cybersecurity program and their effectiveness.
+Reviewing risk assessments: The AFRC reviews regular assessments of the Company’s cybersecurity program to ensure that appropriate controls are in place to manage these risks.
+Reviewing incident response plan: The Board is informed and consulted on the organization’s incident response plan to ensure that it is comprehensive and well-rehearsed.
+Awareness and training: We place a strong emphasis on cybersecurity awareness and training for all employees, from frontline staff to the Board. This helps to ensure that everyone in the organization understands the importance of cybersecurity and their role in protecting the Company’s assets and data. The Board receives updates regarding the Company’s education and awareness campaigns and their effectiveness. The Board also receives cybersecurity education, which in 2022 included an education session for the full Board in respect of the Company’s cybersecurity capabilities maturity model. In 2023, as new board members were onboarded, a dedicated cybersecurity training session was provided, in addition to ongoing cybersecurity program updates. In 2024, executive and technical cyber incident response table-top exercises were conducted to bolster our cybersecurity incident response readiness. In 2025, we conducted an externally sourced system penetration test to assess any gaps or deficiencies with current cyber tools and processes. We continue to deliver innovative methods to sustain a strong cybersecurity culture within TransAlta.
+Strategy: The Company aligns its cybersecurity strategy with its business objectives and risk appetite, following industry standards and frameworks. The cybersecurity strategy sets a three-year cybersecurity mandate, principles, goals, priorities, and roles. The Board approves and oversees the strategy and its key initiatives.
+Risk management: The Company uses a risk-based approach to identify, assess, prioritize, and mitigate cybersecurity risks, following its corporate enterprise framework. The Company evaluates its controls and gaps regularly, both internally and externally. The Company also monitors and proactively responds to cybersecurity threats and trends.
+Evaluating performance: The Board and AFRC, as applicable, regularly evaluate the performance of the Company’s cybersecurity program to ensure it is achieving its objectives and that resources are being used effectively.

2026 Management Proxy Circular	51

Of the current director nominees, three out of the nine director nominees (27.3 per cent) have expertise in cybersecurity, namely Ms. Folse, Mr. O'Flynn and Ms. Sharma. Ms. Folse ranks this as one of her top four competencies, but all three director nominees have led or overseen cybersecurity-related functions and technological systems.
Internal Controls
The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead internal auditor meets regularly with the Chair of the AFRC without the presence of management.
Meeting without Management or Non-Independent Directors

As a standard item on each regular Board and committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2025, the Board held in camera sessions of independent directors at the end of each meeting of the Board. Each of the standing committees of the Board also held in camera sessions at the conclusion of each meeting without members of management in attendance. In 2025, the Board held seven, the AFRC held eight (including a joint pension meeting with the HRC), the HRC held six (including a joint pension meeting with the AFRC), the IPC held eight and the GSSC held four in camera sessions.

Succession Planning
The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation.
In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC. The promotion of internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.
On Nov. 6, 2025, TransAlta announced that President and CEO, John Kousinioris, would retire from his position as President and CEO and member of the Board effective April 30, 2026, and be succeeded by then Executive Vice-President, Finance and CFO, Joel Hunter.
Our management succession planning process also includes identifying high-potential employees. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained to help the HRC identify any skills gap or compatibility for the role.

52	TransAlta Corporation

High-potential employees are also given the opportunity to make presentations in front of the Board to gain experience at that level. The HRC provides oversight to ensure that we have appropriate programs for addressing employee retention and for overseeing human capital risk.
Board Characteristics
Independence of Directors
The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out under Sarbanes-Oxley. The criteria are also used to assess the independence of any new director appointed or nominated to the Board.
A director is independent if they do not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association the director may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or before their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly or through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company, and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.
Our independent directors do not receive remuneration in excess of their retainers and reimbursement of reasonable travel expenses and, to the extent applicable, travel and meeting fees. Based on its assessment relative to the above criteria, the GSSC and the Board have determined that each of our nominee directors (excluding Mr. Hunter, our incoming President and CEO) are independent. Mr. Hunter is not independent due to his role as an executive of the Company.
In 2019, the Company entered into an investment agreement (the "Investment Agreement") with an entity affiliated with Brookfield Asset Management Inc.
("Brookfield"), pursuant to which Brookfield can nominate two directors to the Board. The Investment Agreement also provided for the establishment of a Hydro Assets Operating Committee (the “Hydro Committee”) to advise management with respect to the Company’s hydro assets, comprised of two Brookfield representatives and two Company representatives. During the six-year operating committee period, Brookfield received an annual management fee of $1,500,000. The Hydro Committee, and TransAlta's payment to Brookfield of the corresponding annual management fee, concluded on April 30, 2026.
Each year, as part of its overall independence assessment, the GSSC and the Board review the independence of the two Brookfield nominated directors, including relative to their individual relationships with Brookfield, as well as any other considerations, including those arising from the Investment Agreement. Based on the above independence criteria, the GSSC and the Board determined that each of Mr. Baker and Mr. Reid is independent within the meaning of National Policy 58-101 – Disclosure of Corporate Governance Practices and NYSE governance standards. With respect to the additional independence criteria applicable to audit committee members under National Instrument 52-110 Audit Committees and NYSE governance standards, the GSSC and the Board had previously determined that Brookfield nominee directors were not eligible to serve as AFRC members due to TransAlta’s payment of the annual management fee under the Investment Agreement. Given the cessation of Hydro Committee and corresponding fee arrangements in 2025, the GSSC and the Board determined that Mr. Baker and Mr. Reid were independent for the purposes of these additional criteria, and accordingly in February 2026, Mr. Reid was appointed as a member of the AFRC, effective upon the retirement of director Mr. Fohrer, who is not standing for re-election at the Meeting. Similarly, Mr. Baker was appointed as a member of the HRC, effective upon the retirement of director Ms. MacGibbon, who is not standing for re-election at the Meeting.

2026 Management Proxy Circular	53

Board Chair Independence
The Chair of the Board, John P. Dielwart, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.
The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

54	TransAlta Corporation

Diversity
Diversity of talented individuals with different backgrounds, experiences, competencies and points of view is a strategic advantage that contributes to our success and will continue to move us forward.
Our Board and management are committed to diversity, equity and inclusion because it drives innovation, better decisions, employee engagement and our ability to attract top talent. In 2015, the Board adopted a Board and Workforce Diversity Policy that recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages. Our Board and Workforce Diversity Policy, including our ED&I Pledge which was adopted in 2020, is available under the "Policies" tab on our website at www.transalta.com/investors/governance, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, Indigenous peoples, persons with disabilities and visible minorities (each a “designated group”). By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities and women. The GSSC annually reviews the Board and Workplace Diversity Policy and its objectives to assess effectiveness.

The Company is working towards achieving our Board and company-wide gender targets. On Jan. 16, 2020, the Board approved a target of 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030. Although the Company does not have a target specific for executive officers, the workforce target of 40 per cent women is expected to continue to result in women being well represented at all levels, including the executive level. The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusion and they are expected to benefit the Company by expanding our pool of qualified employees and senior leaders, while also incorporating different perspectives and ways of thinking to successfully execute our strategy.

The illustration above depicts our goal for female board members and total workforce by 2030 and our progress as at Dec. 31, 2025.
The Board remains committed to maintaining and increasing the representation of women and visible minorities on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfil the Board’s mix of skills and experience. If all nominees are elected at the Meeting, men will make up 67.7 per cent (six male directors) and women will make up 33.3 per cent (three female directors) of the Board (excluding the Brookfield nominees, women nominees would constitute 42.8 per cent of the Board).
As of March 12, 2026, 50 per cent (two out of four) of the committees of the Board are chaired by women. The director nominees also include one member (11 per cent)
that self-identifies as being a visible minority. There are no nominees to the Board that identify as Indigenous or as having a disability. With respect to executive officer positions, as of March 12, 2026, we have 25 per cent women (two women), 75 per cent men (six men) and no executive officers who self-identify as visible minorities, Indigenous or as having a disability.
In 2025, we continued our strategic focus to attract diverse talent to our organization by leveraging our internal programs including our Women in Trades Scholarship Program. This has been an extremely successful program at attracting women to technical trades. As of Dec. 31, 2025, women made up

2026 Management Proxy Circular	55

approximately 27 per cent of our total workforce, a one per cent decrease over 2024 levels.

Executive Officers	Workforce

1% ⇓
over 2024 levels
TransAlta has been and remains committed to diversity as is exhibited by the addition in 2023 of a visible minority Board member, the number of women on our Board, women chairing committees of the Board, and women in senior management positions. Although the Company has adopted a goal of advancing gender diversity throughout the Company, the Company and its material subsidiaries have not adopted a target number or percentage of Indigenous peoples, persons with disabilities and visible minorities. Rather than adopting diversity targets beyond gender at the Board and workforce level, the Company is focused on applying the Company’s Board and Workforce Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization. The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.
The Board approved a comprehensive five-year ED&I strategy in August 2021. The first phase, implemented in 2021 and 2022, focused on raising awareness to build a foundation and common understanding, enabling meaningful conversations among co-workers to learn about one another. The second phase, in 2023, reinforced and embedded inclusive behaviours across the organization. In 2025 and beyond, we continue to build on and fully embed ED&I and inclusive leadership practices within our culture. In alignment with our sustainability targets adopted in 2021, all employees across the Company's operating geographies completed mandatory Indigenous cultural awareness training by the end of 2023. We believe that education is fundamental to fostering respectful and strong relationships with Indigenous peoples. In 2025, TransAlta contributed more than $306,000 to support Indigenous youth, education and employment programs, representing 10.2 per cent of TransAlta’s total community investment.
At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations to enhance our pipeline of talent available for succession. As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which is evident in the appointment of one woman as the Corporate Controller in 2021, an increase in the accountabilities of two women executive officers in 2023, and the recruitment of a female executive officer in 2024. To monitor our progress on the advancement of diversity and to develop a healthy pipeline of diverse talent, we also:
+Ensure that any list of potential director nominees includes at least 50 per cent women;
+Ensure that any list of potential director nominees includes diversity beyond gender;
+Maintain a list exclusively of highly qualified women director nominees;

56	TransAlta Corporation

+Identify top talent and implement development plans for high-potential women;
+Ensure pay equity between men and women. For example, we have proactively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years;
+Actively seek recruitment of women in key roles within the Company;
+Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders;
+Hold ongoing communications and conversations throughout the year to celebrate and commemorate important diversity milestones and encourage people to come together to advance ED&I; and
+Connect female talent with senior leaders to accelerate the development and advancement of high-potential women.
As well, female advancement in the Company, psychological safety and unconscious bias are topics specifically addressed by the HRC.

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As at Dec. 31, 2025, women accounted for approximately 27 per cent of the entire workforce, and women accounted for over 40 per cent of the Vice President roles. See the table below for more details on diversity.
Workforce Diversity*

100.00%
80.00%
60.00%
40.00%
20.00%
—%
64.00%
36.00%
67.67%
33.33%
58.82%
41.18%
60.53%
39.47%
80.70%
19.30%
77.17%
22.83%
73.01%
26.99%
Board of Directors
Executives
Vice Presidents
Directors
Managers
Supervisors
Staff
Male
Female

*    The data in this table does not reflect gender self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

Year-over-Year Comparison*
*    As of Dec. 31, 2025. The data in this table does not reflect gender self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

58	TransAlta Corporation

The Company has only one "major subsidiary" (as such term is defined by the CBCA Regulations), being TransAlta Energy Marketing Corp. As at Dec. 31, 2025, at TransAlta Energy Marketing Corp. women accounted for 33.3 per cent and 80 per cent of the Board and executive, respectively, as set forth in the table below:

	Board		Executives
	Male	Female	Male	Female
TransAlta Energy Marketing Corp.	67.7%	33.3%	20.0%	80.0%
TransAlta Energy Marketing Corp. does not have any Board members or executives who are Indigenous persons, persons with disability or members of a visible minority.
Other Public Company Directorships/Committee Appointments
The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Code of Business Conduct for Directors.
The following table outlines other public company directorships our nominee directors hold, including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has no concerns with any Board member's other public company directorships.

Name	Other Public Company Directorships	Stock Exchange	Committee Appointments
Baker, B.	Rockpoint Gas Storage Inc.	TSX	Governance (Chair)
Dielwart, J.	None	—	—
Folse, L.	None	—	—
Hunter, J.	None	—	—
O’Flynn, T.	None	—	—
Pinney, B.	North American Construction Group Ltd.	TSX/NYSE	Audit (Chair); Human Resources and Compensation; Governance and Sustainability
	SNDL Inc.	NASDAQ	Audit (Chair); Compensation
Reid, J.	None	—	—
Sharma, M.	Finning International Inc.	TSX	Audit; Governance and Risk
	Vermilion Energy Inc.	TSX/NYSE	Audit (Chair); Governance and Human Resources
Sharman, S.	None	—	—

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Board Expertise
Orientation and Continuing Education
Orientation
Prior to any new appointments to the Board, nominees are given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings between nominees are scheduled with each executive officer in order to allow them to familiarize themselves with the management team and to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs. This orientation also includes providing nominees with the following:
+An online director’s manual containing information about a director's duties and obligations, the Board, each committee (including the charter for each committee), the Company’s constating documents, the Code of Business Conduct for Directors, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;
+Access to materials and minutes from recent Board and committee meetings; and
+At the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.
New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy and utilities industry, strategy, operations, financial matters, legal compliance, cybersecurity, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal and compliance, compensation programs and other matters.
Continuing Education
Our continuing education for directors seeks to instruct directors regarding the Company and industry, which includes the following:
+A comprehensive package of information before each Board and committee meeting;
+Presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;
+Focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;
+Presentations from outside financial advisors, legal counsel and other consultants;
+Access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;
+Presentations by management to provide directors with information pertinent to our business;
+Information sessions on topics suggested by management or directors;
+Reports on the work of Board committees following committee meetings;
+Full access to our senior management and employees;
+Professional development courses (e.g., our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors); and
+Encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

60	TransAlta Corporation

In 2025, our directors received continuing education facilitated by TransAlta that included presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
April	Motivational Speaker	Nando Parrado	All directors
July	Opportunities and Challenges in U.S. Markets	Declan Flanagan	All directors
October	Transmission	TransAlta	All directors
The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including building collegiality by meeting as directors in a less formal atmosphere, meeting high-potential employees in order to advance the succession planning for the Company and holding educational sessions on important topics for the Company’s business and strategic direction. In 2025, the Company held four evening dinner sessions before four regularly scheduled Board meetings.

In addition to these education sessions, during 2025, several directors attended various training sessions related to their role as a member of the Company's Board.

Financial Literacy
An individual is defined as financially literate if they can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all current and nominee directors are financially literate according to this definition. As well, Mr. Pinney, Mr. Fohrer, Ms. MacGibbon, Ms. Sharma and Mr. O’Flynn qualify as “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended.

This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the AFRC and/or Board in the absence of such designation.
External Consultants and Other Third Parties
The Board and its committees have the ability to retain external consultants or other third parties at their own discretion. The HRC has retained Farient Advisors LLC (“Farient”) as independent compensation consultants to advise it on the Company’s compensation plans. See “Compensation Governance – Independent Advice”.

2026 Management Proxy Circular	61

Board Effectiveness
Board Evaluation
We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the performance of the Board, Board committees, individual directors and the Chair. Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board
Board members complete a detailed questionnaire that: (i) provides quantitative ratings in key areas; and (ii) seeks subjective comment in each of those areas.
Responses are reviewed by the GSSC together with the Chair of the Board.
Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Board.
The GSSC and Board review and consider any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.
The summary report is reported to the full Board by the Board Chair during an in camera session.
Areas of improvement and objectives are identified and monitored.
Suggestions are provided to the CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board
Board members assess and comment on the Chair of the Board’s performance measured against the position description.
Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session. The results of this review form the basis for objectives for the Chair for the upcoming year.
Before the end of the Chair of the Board’s first term, the Chair of the GSSC makes a recommendation to the full Board with respect to the renewal of the term.

Board Committees (Annual)	All Members of the Board
Board members complete a detailed questionnaire to evaluate how well the committees are operating and to make suggestions for improvement.
Responses are reviewed by the GSSC and the Chair of the Board.
Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the committees.
The GSSC and Board reviews and considers the proposed changes to the committee charters.

A summary report is prepared by the Chair of the GSSC.
The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.
The Chairs of the respective committees are expected to follow up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director
Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.
Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.
The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

62	TransAlta Corporation

Identifying New Candidates for the Board
The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and the networks of our directors, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, from third-party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO, the Chair of the Board or the Chair of the GSSC conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors, the GSSC considers the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and the Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills is represented. The GSSC also considers prospective candidates’ relative executive leadership, diversity, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members.

Board Chair and GSSC assess the composition, skills and experience of the existing Board, current and future needs and considers diversity	Identity potential candidates	In-depth review of qualifications, and consideration of diversity	Review independence and potential conflicts, and interview potential candidates	Recommend selected candidates for Board appointment
Nomination Rights
Pursuant to the Investment Agreement, for so long as Brookfield holds exchangeable securities, Brookfield is entitled to designate two nominees for election to the Board at each annual meeting of Shareholders. Each nominee must (i) be an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law. Mr. Baker and Mr. Reid are the Brookfield nominees to the Board.
The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual Shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business; has served in a senior executive, leadership or entrepreneurial position; has broad exposure to and

2026 Management Proxy Circular	63

understanding of the Canadian business community; and has the skills for directing the management of a company, motivation and the availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies.
If either of Brookfield’s nominees to the Board is not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at nine per cent and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill and voting obligations that largely expired in 2022, and provided that for so long as there are Brookfield nominees on the Board, Brookfield will not solicit proxies, request a special meeting of Shareholders, propose a shareholder proposal, or seek to obtain representation on the Board other than pursuant to the Investment Agreement.
Mr. Baker and Mr. Reid were not directors of the Company at the time the Brookfield Investment was approved and entered into by the Company. For further details concerning the Brookfield Investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the investment, refer to the Company’s material change report dated March 26, 2019, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, and the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta are also available on SEDAR+ and EDGAR.
Shareholder Engagement
The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages Shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. Between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing committees to meet with large institutional Shareholders on an annual basis.
Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, Shareholder proposals, Board or committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person, virtual or telephone meetings with our significant Shareholders.
The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found under the "Policies" tab on the Company’s website at www.transalta.com/investors/governance.
The Board will endeavour to respond to all appropriate correspondence in a timely manner.
Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the Board (marking the envelope “Confidential – Board-Shareholder Engagement”) or email (marking the subject

64	TransAlta Corporation

line as “Confidential – Board-Shareholder Engagement”) as follows:
Corporate Secretary
TransAlta Corporation
Suite 1400, 1100 1 St SE
Calgary, Alberta T2G 1B1
Or via email to: corporate_secretary@transalta.com
Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders and other stakeholders are also encouraged to contact us through our Ethics Helpline at 1-855-374-3801 (Canada/U.S.) or 1-800-40-5308 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.
Other Information
Loans to Directors and Officers
As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2025 fiscal year. The Board must approve any loans that may be made to directors and officers.
As of Dec. 31, 2025, no indebtedness was due from any associate of any director or executive officer of the Company.
Directors' and Officers' Liability Insurance
The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from Dec. 31, 2024, to Dec. 31, 2025, was US$1,565,884. The policies provide coverage of up to US$150 million per occurrence to a maximum of US$150 million per annum. There is no deductible for directors and officers and a US$ 3-million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.
Interests of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10 per cent of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Proxy Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2025 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

2026 Management Proxy Circular	65

Report of the Audit, Finance and Risk Committee and Committee Responsibilities

Thomas M. O'Flynn (Chair)
In fulfilling its mandate in 2025, the AFRC completed the following:
Financial Reporting
+Reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;
+Received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;
+Received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
+Reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended Dec. 31, 2025.
Risk Management, Regulatory Compliance and Governance
+Reviewed the mandate of the AFRC;
+Received updates on and oversaw the Company’s information management and technology systems, assessment and mitigation of any operational risks;
+Reviewed, with the Board, the Company’s cybersecurity program, evaluating threat readiness and resilience, and the program's sustainability to monitor and respond to potential cyberattacks;
+Received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management Framework; and
+Received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.
Financial Planning
+Received tax updates and reviewed the long-range tax and financing plan;
+Reviewed all financings and financing strategy;
+Reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses; and
+Reviewed the Company’s policies with respect to financial and commodity exposure management.
External Auditors
+Reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for Shareholder approval;
+Reviewed all quarterly and annual reports from the external auditors on the results of their quarterly reviews and annual audit of financial statements and internal controls over financial reporting;
+Reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management; and
+Held an in camera discussion with external auditors after every meeting.
Internal Audit
+Reviewed the annual internal audit plan and received quarterly updates on the internal audit, Sarbanes-Oxley compliance, insights from completed internal audits, updates on management requests, and continuous audit planning; and
+Held an in camera discussion with internal auditors at each meeting.

Alan Fohrer	Candace MacGibbon	Bryan Pinney

Members
The AFRC is comprised of independent directors in accordance with National Instrument 52-110 - Audit Committees. All members of the AFRC are "financially literate", as required by the Canadian Securities Administrators and the NYSE, and are also "audit committee financial experts" as defined by the U.S. Securities Exchange Act of 1934, as amended.
Mandate
The AFRC supports the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company's financial statements and the financial reporting process, the Company's systems of internal financial controls and disclosure controls established by management, as well as the Company's risk identification and assessment process conducted by management. The full text of the AFRC's Charter and more information relating to the AFRC is available on TransAlta's website at www.transalta.com/investors/governance or at www.sedarplus.ca as an appendix to the Company's annual information form.

During 2025 the AFRC met in camera, without management present, at each AFRC meeting. The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2025.

66	TransAlta Corporation

Report of the Governance, Safety and Sustainability Committee and Committee Responsibilities

Bryan Pinney (Chair)
In fulfilling its mandate in 2025, the GSSC completed the following:
Corporate Governance
+Reviewed the size and composition of the Board, the retirement dates for each director, and the directors’ skills matrix to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;
+Evaluated the size and composition of the Board committees to provide for staffing of each committee with the appropriate mix of skills and experience to maximize effective decision-making;
+Provided oversight of the Board succession process, including consideration of potential director candidates;
+Identified, assessed and recommended the nominees to stand for election as directors at the Meeting;
+Reviewed the Company’s General Governance Guidelines for the Board;
+Reviewed the charters of each committee;
+Reviewed the written Corporate Code of Conduct, Supplier Code of Conduct and Code of Business Conduct for Directors;
+Reviewed and assessed the terms of reference of the Chair of the Board;
+Reviewed independent director share ownership requirements;
+Reviewed the Shareholder Engagement and Workplace Diversity policies;
+Reviewed relationships between the Company and Indigenous communities;
+Reviewed sponsorships, donations and political contributions;
+Reviewed the market competitiveness of directors’ compensation;
+Performed an anonymous evaluation of the Board, its committees and the individual directors and held a discussion in camera at the Board level on the results of such evaluations, also addressing matters for improvement and change where applicable; and
+Reviewed the directors’ and officers’ insurance program.
Environment, Health and Safety
+Received regular reports from management regarding environmental, health and safety (EH&S) compliance, trends and TransAlta’s responses, including climate change and emissions reduction, and policy and other draft initiatives, and the potential impact such initiatives may have on the Company’s operations in Canada, the United States and Australia;
+Assessed the impact of GHG policies and other legislative initiatives on the Company’s business;
+Reviewed with management the EH&S policies of the Company;
+Received regular reports from management on the Company's dam safety program, including risk profiles, results of investigations, significant projects, safety priorities and recommendations from the external dam safety review panel;
+Reviewed TransAlta’s Emergency Response Plan;
+Received regular reports from management on the near-miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
+Reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.
Sustainability
+Reviewed the Company’s sustainability performance against its sustainability targets;
+Approved sustainability targets in the areas of safety and Indigenous cultural awareness;
+Received regular reports from management on ESG developments and trends; and
+Received and recommended for approval the annual ESG report from management regarding TransAlta’s ESG objectives.

Alan Fohrer	Laura Folse	Sandra Sharman
Members
The GSSC is composed of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.
Mandate
The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles. The GSSC is also responsible for Board recruitment, succession planning and for the nomination of directors to the Board and its Committees. In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company's monitoring and environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.
The Charter of the GSSC is available on TransAlta's website at www.transalta.com/investors/governance.

During 2025 the GSSC met in camera, without management present, at each GSSC meeting. The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2025.

2025 Management Proxy Circular	67

68	TransAlta Corporation

Report of the Human Resources Committee and Committee Responsibilities

Sandra Sharman (Chair)
In fulfilling its mandate in 2025, the HRC completed the following:
Executive Compensation and Governance
+Reviewed and approved the annual incentive and long-term incentive performance achievements, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year;
+Reviewed the Company’s say-on-pay practices;
+Reviewed and approved its Charter;
+Reviewed and approved the Company's Clawback Policy;
+Assessed executive and management succession and reviewed assessments for leaders across the Company;
+Approved the compensation comparator group and reviewed the annual incentive and long-term incentive metrics;
+Reviewed the executive assessment process and share ownership guidelines;
+Discussed compensation governance and risk assessments provided by the Board's external independent advisor;
+Conducted annual compensation reviews for executive officers; and
+Recommended to the Board the executive goals and CEO compensation.
Human Resources and Pensions
+Reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;
+Reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and
+Together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report;
In addition, during 2025 the HRC:
+Held management succession discussions, including extensive in camera sessions pertaining to President and Chief Executive Officer succession, and recommended Mr. Hunter as successor President and Chief Executive Officer and assessed the transition to Mr. Hunter;
+Received updates on progress to ensure the robust development of candidate pools at various levels in the organization for leadership capability and continuity;
+Reviewed equity, diversity and inclusion, top talent retention and culture strategy, including monitoring the Company’s progress thereon;
+Engaged in an education session facilitated jointly by the Board and external compensation advisors on executive compensation peer groups;
+Reviewed whistleblower complaints related to human resources matters;
+Reviewed results of the Company’s Code of Conduct training;
+Reviewed the CEO’s position description; and
+Together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

Candace MacGibbon	Manjit Sharma
Members
All members of the HRC are independent. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment.
Mandate
The HRC is empowered by the Board to oversee, review and approve the key compensation, human resources and pension policies and plans of TransAlta that are intended to attract, recruit, retain and motivate employees of the Company. The HRC also makes recommendations to the Board regarding the compensation of the Company's executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies that support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.
The Charter of the HRC is available on TransAlta's website at www.transalta.com/investors/governance.

During 2025 the HRC met in camera, without management present, at each HRC meeting. The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2025.

2026 Management Proxy Circular	69

Report of the Investment Performance Committee and Committee Responsibilities

Laura Folse (Chair)
The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to become a leader in responsible energy transition mainly by converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of major Board-approved capital expenditure projects in furtherance of the Company's strategic plans.
In fulfilling its mandate in 2025, the IPC completed the following:
+Reviewed and approved the scorecard for the Growth team;
+Reviewed the Charter of the IPC;
+Reviewed, and made recommendations to the Board with respect to investment opportunities;
+Reviewed the Company's Project Delivery Lifecycle;
+Reviewed and assessed the Company's investment evaluation criteria;
+Reviewed key elements relating to the Company’s major capital projects; and
+Reviewed post-investment returns on assets of prior major capital projects, including the Northern Goldfield Solar Project and Mt. Keith 132kV Project.

Brian Baker	Thomas O'Flynn	James Reid	Manjit Sharma

Members
The IPC is composed of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in capital allocation, industry expertise, project development, construction, finance and business judgment.
Mandate
The IPC assists the Board by providing oversight of management's investment conclusions and of the execution of major Board-approved capital expenditure projects that advance the Company's strategic plans.
The full text of the IPC's Charter and more information relating to the IPC is available on TransAlta's website at www.transalta.com/investors/governance.

During 2025 the IPC met in camera, without management present, at each IPC meeting. The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2025.

70	TransAlta Corporation

Director Compensation
Report on Director Compensation
Philosophy and Approach
The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:
+The Company’s strategic plans and priorities;
+The complexity of the industry and size of the business;
+The retention and attraction of qualified individuals to serve as directors on the Board;
+The provision of competitive compensation; and
+The importance we place on aligning directors’ compensation with the interests of Shareholders.
Director compensation does not include retirement benefits, change of control or severance provisions, health-care coverage, pensions, charitable  donations, vehicles, club memberships or other such perquisites. In addition, non-management directors are not eligible to participate in the Company’s long-term incentive plan (consisting of restricted share units and performance share units) or stock option plan.
The GSSC annually reviews the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian and U.S. companies of our peer group, which generally are of similar size on a revenue, asset and market capitalization basis.

2026 Management Proxy Circular	71

Components of Director Compensation for 2025

Retainers	Amount(1)
Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$330,000
Board Member	$195,000
Dam Safety Advisor	$20,000
Fee for each Board meeting in excess of 10	$1,750
Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$25,000
Investment Performance Committee (Chair)	$25,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000
(1)All amounts are payable in Canadian dollars.
(2)At least half of each director’s annual retainer must be paid in common shares of the Company (purchased on behalf of the director in the open market) or in deferred share units. A director can elect to receive the other half of the annual retainer in cash, deferred share units or common shares.
(3)Committee members do not receive an annual retainer.
Components of Director Compensation for 2026
Following a review of our peers in 2025, the Board adopted the following Board compensation effective Jan. 1, 2026:

Retainers	Amount(1)
Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$400,000
Board Member	$240,000
Dam Safety Advisor	$20,000
Fee for each Board meeting in excess of 10 (eliminated)	$0
Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$25,000
Investment Performance Committee (Chair)	$25,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000
(1)All amounts are payable in Canadian dollars.
(2)At least half of each director’s annual retainer must be paid in common shares of the Company (purchased on behalf of the director in the open market) or in deferred share units. A director can elect to receive the other half of the annual retainer in cash, deferred share units or common shares.
(3)Committee members do not receive an annual retainer

72	TransAlta Corporation

Deferred Share Units
Each deferred share unit (DSU) is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.
DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the volume-weighted average price
(VWAP) of a TransAlta common share on the TSX for the five trading days preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the market value preceding the date dividends are paid on our common shares.
Following retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in the director’s account multiplied by the then market value, less applicable taxes.
Share Ownership Requirements of Directors
The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. Each independent director is required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board. New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board. Following an increase in director compensation, a director will have two years to acquire and hold the equivalent of one times the amount of the increase to the annual retainer and five years to acquire and hold a minimum value of three times the amount of such increase.

2026 Management Proxy Circular	73

Shareholdings of directors at Dec. 31, 2025, are shown below:

Director and Year Appointed	Year	Total Shares and Share Units(1)	Change Year Over Year	Value(2)	Equity at Risk Multiple of 2025 Annual Retainer(3)	Ownership Requirement Met
B. Baker (2025)	2025	7,711(4)	7,711	$142,268	0.73x	Exempt(5)
	2024	—	N/A	$—	N/A
J. Dielwart (2014)	2025	244,222	20,108	$4,505,896	13.65x	Yes
	2024	224,114		$4,249,201	12.88x
A. Fohrer (2013)	2025	166,972	8,460	$3,080,633	15.80x	Yes
	2024	158,512		$3,005,388	15.41x
L. Folse (2021)	2025	36,977	6,603	$682,226	3.50x	Yes
	2024	30,374		$575,891	2.95x
J. Kousinioris (2021)(6)	2025	853,621	132,698	$15,749,307	N/A	Yes(7)
	2024	720,923		$13,668,700	N/A
C. MacGibbon (2023)	2025	46,586	12,714	$859,512	4.41x	Yes
	2024	33,872		$642,213	3.29x
T. O’Flynn (2021)	2025	42,148	6,603	$777,631	3.99x	Yes
	2024	35,545		$673,933	3.46x
B. Pinney (2018)	2025	143,449	7,515	$2,646,634	13.57x	Yes
	2024	135,934		$2,577,309	13.22x
J. Reid (2021)	2025	58,210(4)	9,385	$1,073,975	5.51x	Exempt(5)
	2024	48,825(4)		$925,722	4.75x
M. Sharma (2023)	2025	32,168	6,527	$593,500	3.04x	Yes
	2024	25,641		$486,153	2.49x
S. Sharman (2020)	2025	87,211	11,572	$1,609,043	8.25x	Yes
	2024	75,639		$1,434,115	7.35x
(1)Includes DSUs granted and DSUs credited in lieu of reinvested dividends. See “Report on Director Compensation – Deferred Share Units” for further information.
(2)The 2024 value is based on the weighted average closing price of TransAlta's common shares on the TSX for the 20 trading days before and including Dec. 31, 2024, of $18.96, and the 2025 value is based on the weighted average closing price of TransAlta's common shares on the TSX for the 20 trading days before and including Dec. 31, 2025, of $18.45.
(3)Pursuant to our External Directors Share Ownership Requirements, independent directors are required to acquire and hold a minimum value of three times such director’s annual retainer fee within five years from the date they joined the Board. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation.
(4)    Mr. Baker and Mr. Reid were nominees of Brookfield during 2025 and both elected to receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Baker or Mr. Reid are deemed to be the beneficial owner of any such shares, each of Mr. Baker and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 213,579 common shares have been registered to an affiliate of Brookfield as of Dec. 31, 2025, pursuant to the directions of Brookfield nominee directors.
(5)    Mr. Baker and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and so long as Brookfield is in compliance with its obligations under the Investment Agreement.
(6)    Mr. Kousinioris’ total shares and share units comprise “eligible shares” for the purposes of the executive share ownership policy, which consist of common shares, RSUs and DSUs. As at Dec. 31, 2025, he held 191,979 RSUs and 25,839 DSUs. In addition, as at Dec. 31, 2025, Mr. Kousinioris held 422,354 PSUs and 841,881 options to acquire common shares, which do not count towards meeting the requirements under the executive share ownership policy. See “Compensation Discussion and Analysis – Incentive Plan Awards.”
(7)Mr. Kousinioris is the President and CEO of TransAlta and has been a Board member since April 1, 2021. Mr. Kousinioris is required to hold five times his base salary in accordance with the Company’s executive share ownership policy.

74	TransAlta Corporation

Summary of Directors’ Compensation for the Fiscal Year 2025
Consistent with director compensation best practices, a flat fee compensation system for the independent directors applies to director compensation. The flat fee provides each independent Board member an annual retainer of $195,000 and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,750 is paid. The per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face if more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations. Please see the tables below that provide further details of the fees and share-based awards for directors.

2026 Management Proxy Circular	75

Fees and Share-Based Awards Paid in 2025

Name	Cash Fees Earned ($)	Travel/ Board Meeting Fees(1)(2) ($)	Committee Chair Fee ($)	Share-Based Awards(3) ($)	All Other Compensation ($)	Total ($)
Baker(4)(5)	—	—	—	133,393	—	133,393
Dielwart(6)	—	—	—	330,000	—	330,000
Fohrer	97,500	4,500	—	97,500	20,000(7)	219,500
Folse	97,500	4,500	25,000 (IPC)	97,500	—	224,500
Goldgut(5)	—	—	—	61,607	—	61,607
Kousinioris(8)	N/A	N/A	N/A	N/A	N/A	N/A
MacGibbon	—	4,500	—	195,000	—	199,500
O’Flynn	97,500	6,000	25,000 (AFRC)	97,500	—	226,000
Pinney	97,500	—	25,000 (GSSC)	97,500	—	220,000
Reid(5)	—	—	—	195,000	—	195,000
Sharma	97,500	3,000	—	97,500	—	198,000
Sharman	24,375	3,000	25,000 (HRC)	170,625	—	223,000
Slusser	30,786	1,500	—	30,786	—	63,072
TOTAL	542,661	27,000	100,000	1,603,911	20,000	2,293,572
(1)Travel day fee of $1,500 (where round-trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round-trip travel exceeds 7,500 km).
(2)The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,750 per meeting is paid. In 2025, the Board held seven Board meetings.
(3)Reflects the portion of director fees earned in 2025 that were allocated to DSUs or common shares. At least half of each director’s annual retainer must be paid in common shares (purchased on behalf of the director in the open market) or in DSUs. A director can elect to receive the other half of the annual retainer in cash, DSUs or common shares.
(4)Mr. Baker was appointed as a member of the Board on April 24, 2025.
(5)Mr. Baker, Mr. Goldgut and Mr. Reid elected to receive common shares for 100 per cent of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Baker, Mr. Goldgut or Mr. Reid is deemed to be the beneficial owner of any such shares, Mr. Baker, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof.
(6)Mr. Dielwart is Chair of the Board.
(7)Fee for acting as Dam Safety Advisor.
(8)Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (NEOs) in this Proxy Circular.

76	TransAlta Corporation

Share-Based Awards Outstanding
The following table discloses the number and value of share-based awards held by directors and outstanding as at Dec. 31, 2025. In accordance with best governance practices, the Company does not grant stock options to its directors.

Name	Number of Share-Based Awards That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Baker	—	—	—
Dielwart	—	—	3,263,768
Fohrer	—	—	2,962,590
Folse	—	—	682,226
Kousinioris(4)	N/A	N/A	N/A
MacGibbon	—	—	760,195
O’Flynn	—	—	682,226
Pinney	—	—	1,797,030
Reid	—	—	—
Sharma	—	—	593,500
Sharman	—	—	1,609,043
TOTAL			12,350,578
(1)For the purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a member of the Board as set out in the Company's Share Unit Plan.
(2)Calculated using the 20-day VWAP of our common shares on the TSX ending Dec. 31, 2025, of $18.45. This calculation includes dividend accruals on DSUs but does not include fractional DSUs.
(3)Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.

2026 Management Proxy Circular	77

Value Vested During the Year
The table below includes the amount of variable compensation that vested in 2025, which represents the amount of annual grants of DSUs and common shares made to our directors:

Name	Option-Based Awards - Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
		Shares	DSUs(2)
Baker(4)	—	133,393	—	—
Dielwart	—	165,000	165,000	—
Fohrer	—	—	97,500	—
Folse	—	—	97,500	—
Goldgut(5)	—	61,607	—	—
Kousinioris(6)	N/A	N/A	N/A	N/A
MacGibbon	—	—	195,000	—
O’Flynn	—	—	97,500	—
Pinney	—	—	97,500	—
Reid	—	195,000	—	—
Sharma	—	—	97,500	—
Sharman	—	—	170,625	—
Slusser(7)	—	—	30,786	—
TOTAL	—	555,000	1,048,911	—
(1)In accordance with good governance practices, we do not grant stock options to our directors.
(2)For the purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a director as set out in the Company's Share Unit Plan. The value vested during the year for the DSUs excludes dividend accruals.
(3)The Company does not have a non-equity incentive plan for its directors.
(4)Mr. Baker was elected as a director on April 24, 2025.
(5)Mr. Goldgut ceased to be a director on April 24, 2025.
(6)Mr. Kousinioris has been the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.
(7)Ms. Slusser ceased to be a director on April 24, 2025.

78	TransAlta Corporation

Breakdown of Annual Retainer
The following table shows the manner in which each director received their annual retainer for the year ended Dec. 31, 2025.

Director	Cash (%)	Equity (%)
Baker(1)	—	100
Dielwart	—	100
Fohrer	50	50
Folse	50	50
Goldgut(1)	—	100
Kousinioris(2)	N/A	N/A
MacGibbon	—	100
O’Flynn	50	50
Pinney	50	50
Reid(1)	—	100
Sharma	50	50
Sharman(3)	—	100
Slusser	50	50
(1)Mr. Baker, Mr. Goldgut and Mr. Reid received common shares for 100 per cent of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.
(2)Mr. Kousinioris, our President and CEO, does not receive compensation as a director.
(3)Ms. Sharman amended her compensation election in order to receive 100 per cent DSUs for the second, third and fourth quarters of 2025 after initially being deemed to have elected 50 per cent cash and 50 per cent DSUs for the first quarter of 2025.

2026 Management Proxy Circular	79

Report on Executive Compensation

This section discusses executive compensation at TransAlta, including our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2025 and why, and how that relates to our share performance. The Human Resources Committee has reviewed and approved the content of this section and the compensation details included herein.

80	TransAlta Corporation

Letter from the Human Resources Committee
Dear Shareholders,
The Human Resources Committee (HRC) oversees TransAlta’s key compensation programs, compensation risk management and senior leadership succession and development. TransAlta is guided by its five-pillar executive compensation philosophy (see page 87) which is designed to create long-term shareholder value by: incenting management to achieve strategic objectives;

focus on pay for performance; aligning with shareholder interests; ensuring effective oversight and compensation risk management practices; and attracting and retaining talent. We are pleased to share how we implement this compensation philosophy and to describe our leading practices and strong governance in the Compensation Discussion and Analysis (CD&A) that follows.
Corporate Strategy and 2025 Highlights
We remain focused on investing in electricity solutions that meet the evolving needs of customers and communities. Our strategy focuses on maximizing the value of our base business, including the effective operation of our diverse fleet, enhancing value with our unique marketing and trading capabilities, continuously optimizing our Alberta fleet and expanding our generating portfolio by adding strategic assets through M&A, redevelopment at our legacy generation sites and from our development pipeline. With a disciplined approach to capital allocation, we are well-positioned to create long-term shareholder value through opportunities in our core operating markets of Canada, the U.S. and Western Australia.
TransAlta continues to make strong progress on key strategic priorities, ensuring the business remains resilient, growth-focused and aligned with the evolving energy landscape. Our results-focused culture and talented team of employees enabled the delivery of the following 2025 achievements:
+delivered $1.1 billion in adjusted EBITDA and generated $514 million, or $1.73 per share in free cash flow;
+maintained a strong financial position with $1.5 billion in liquidity at year-end, and all credit ratings reaffirmed with stable outlooks;
+increased the annual common share dividend by eight per cent to $0.26 per share, effective July 1, 2025;
+delivered exceptional operational performance, achieving 92.3 per cent fleet availability, reflecting continued reliability across the portfolio;
+signed a long-term tolling agreement to convert our 700 MW Centralia Unit 2 facility from coal to natural gas;
+entered into a 230 MW Demand Transmission Service Contract with the Alberta Electric System Operator (AESO), representing the full allocation awarded to the Company through Phase I of the AESO's Data Centre Large Load Integration Program;
+announced the acquisition of Far North, consisting of four natural‑gas‑fired power plants, adding 310 MW of generation capacity in Ontario for a purchase price of $95 million; and
+announced that Mr. Hunter, currently the Executive Vice President, Finance and CFO of TransAlta, will succeed Mr. Kousinioris as President and CEO upon his retirement on April 30, 2026.
Additional detailed information is available in TransAlta's 2025 Annual Report.

2026 Management Proxy Circular	81

CEO Compensation
The HRC oversees the Company’s executive compensation programs by monitoring best practices and ensuring our compensation practices align with the Company’s evolving business strategies and needs. Every year, the HRC reviews executive pay benchmarking prepared by its independent advisor to assess the competitiveness of TransAlta's CEO compensation relative to CEO compensation among a selected group of Canadian and U.S. peers. Mr. Kousinioris’ compensation for the past three years is outlined in the Summary Compensation Table (see page 113).
Decisions that the HRC and Board made with respect to Mr. Kousinioris' 2025 pay include:
+Base salary: increased the CEO's base salary by three per cent to $1,030,000 effective Jan. 1, 2025.
+Annual incentive compensation: the Board determined Mr. Kousinioris' annual incentive award based on its assessment of corporate and individual leadership performance. The Board measured corporate performance using a scorecard approach, where the measurement considered financial, strategic, operational and ESG metrics approved at the outset of the year. The full scorecard is described in the section beginning on page 89. This resulted in awarding Mr. Kousinioris an annual incentive of $1,184,500, which reflects an achievement of 115 per cent of his annual target of 100 per cent of base salary.
+Long-term incentive compensation: the Board increased Mr. Kousinioris' long-term incentive target in January 2025 to align target total compensation levels with desired peer positioning. This resulted in granting the CEO a target long-term incentive award of 400 per cent of base salary in January 2025. This award consisted of 55 per cent PSUs, 25 per cent RSUs and 20 per cent stock options.
The 2025 compensation pay mix is described further on page 88 and details the significant weight given to variable or at-risk compensation for the CEO.
TransAlta is confident that its incentive compensation plans are effective, performance-based and aligned with Shareholder value. Achievement relative to target is calculated using multiple metrics for both annual incentive compensation and PSUs. PSUs that were granted to Mr. Kousinioris in 2023 and vested on Jan. 1, 2026 vested at 152 per cent of target. This result was based on three-year cumulative EBITDA, the Board's assessment of outcomes relative to strategic goals and three-year total shareholder return. Additional details related to this performance assessment are included on page 97.
The CEO’s realizable pay over the three previous years is shared on page 102, demonstrating the strong link to performance and alignment with Total Shareholder Return (TSR).
CEO Succession
President and CEO succession planning has been a significant focus for the HRC and the Board over the past three years. To prepare for Mr. Kousinioris' eventual retirement, the HRC undertook a formal and comprehensive succession planning process to identify the right leader to guide TransAlta into the future. This process culminated in the decision, in 2025, to appoint Joel Hunter, TransAlta’s Executive Vice President, Finance and CFO, as Mr. Kousinioris’ successor as President and CEO effective April 30, 2026.
Throughout the process, the HRC worked closely with the Board, management and external advisors to ensure a thorough evaluation of leadership capabilities aligned with TransAlta’s long‑term strategic priorities. The HRC emphasized continuity, proven leadership, and the skills necessary to steward the Company’s strategic objectives, as well as its operational and financial responsibilities. Mr. Hunter’s deep experience in capital markets, strategic planning and finance, coupled with his record of strong leadership, were key factors in the Board’s decision.
To assist with the CEO transition, Mr. Kousinioris will continue to serve TransAlta in the capacity of strategic advisor for a period of six months following his retirement, ensuring continuity and stability. The HRC will continue to oversee this transition period and support the onboarding and integration of Mr. Hunter as our new President and CEO.

82	TransAlta Corporation

Your Clear and Informed Vote is Important
The HRC considers interaction and communication with shareholders to be critically important to ensure alignment is maintained between TransAlta's executive compensation program and the experience and interests of its shareholders. The HRC therefore stays current with compensation best practices, and closely monitors shareholder feedback regarding our approach to executive compensation.
We continued our annual practice of meeting with proxy advisor firms in February 2026 to describe TransAlta’s executive compensation program and listen to their feedback. At the 2025 annual meeting of Shareholders, we received 98.9 per cent support for our say-on-pay proposal, following 99.0 per cent support in 2024.
The CD&A that follows provides clear and comprehensive disclosure of TransAlta's approach to executive compensation to enable Shareholders to make informed decisions on the advisory vote. Your participation as a Shareholder is very important to us. We are asking for and look forward to receiving your support by voting in favour of TransAlta’s approach to executive compensation detailed in this Proxy Circular. Thank you for your trust and continued interest in the ongoing success of TransAlta.

John Dielwart Chair of the Board of Directors	Sandra R. Sharman Chair of the Human Resources Committee

2026 Management Proxy Circular	83

2025 Executive Officers
Our 2025 NEOs are listed below, representing their current position within TransAlta.

John H. Kousinioris President and Chief Executive Officer
Skills and Experience
Appointed as President, Chief Executive Officer, and a Director of TransAlta Corporation in 2021, Mr. Kousinioris is responsible for the overall stewardship of the company, including providing strategic leadership for the company.
Mr. Kousinioris' prior leadership roles as Chief Legal and Compliance Officer, Chief Growth Officer and, most recently, Chief Operating Officer have provided him with responsibility for almost every aspect of TransAlta’s business. Mr. Kousinioris also served as President and a Director of TransAlta Renewables Inc. from 2017 to 2021.
Mr. Kousinioris is an active member of his community, serving as Chair of the Board of Governors of Bow Valley College, as a Director on the Board of the Calgary Stampede Foundation and as a Board Member of Axis Connects. He is also a member of the Business Council of Canada and the Business Council of Alberta. Mr. Kousinioris was awarded the Queen Elizabeth II Platinum Jubilee Medal in 2023 in recognition of his contributions and service to the Province of Alberta in the field of business, commerce, industry and economics.
Industry
Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.
Qualifications
Mr. Kousinioris has a Bachelor of Arts degree in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

84	TransAlta Corporation

Joel E. Hunter EVP, Finance and Chief Financial Officer
Skills and Experience
Mr. Hunter joined TransAlta on July 1, 2024 as EVP, Finance and Chief Financial Officer. He is responsible for providing leadership and direction over TransAlta’s financial affairs. In addition to his role as CFO, Mr. Hunter's portfolio also includes accounting and audit, treasury, corporate finance, tax, investor relations, internal audit, enterprise risk, financial planning, controller, trading, strategy and mergers and acquisitions.
Industry
Mr. Hunter has over 27 years of experience in finance, capital markets and strategic planning. Prior to joining TransAlta Mr. Hunter served as EVP and CFO at TC Energy Corporation from 2021 to 2024. Mr. Hunter has served as a Director of Junior Achievement Southern Alberta Institute and TC Pipelines, LP.
Qualifications
Mr. Hunter is a Chartered Financial Analyst (CFA) and holds a Bachelor of Commerce degree in accounting from the University of Calgary and a Bachelor of Arts (Economics) from the University of Regina.

Jane N. Fedoretz EVP, People, Culture and Chief Administrative Officer
Skills and Experience
Ms. Fedoretz joined TransAlta on Nov. 19, 2018, and is currently Executive Vice President, People, Culture and Chief Administrative Officer. Ms. Fedoretz is responsible for oversight and governance of all Human Resource and Corporate Services matters, including Information Technology, Corporate Communications, Health, Safety, Security and Environment (HSSE), Business Services and Facilities.
Industry
Before joining TransAlta, Ms. Fedoretz held the role of Counsel in the Energy Group at Blake, Cassels & Graydon LLP; Vice President, General Counsel, Chief Compliance Officer and Privacy Officer at CEDA International Corporation, a privately held industrial services company; and held legal roles at Alberta Health Services, Petro Canada and Jacobs Canada specializing in industrial and civil construction law matters.
Qualifications
Ms. Fedoretz holds a Bachelor of Social Work degree from the University of Calgary and Bachelor of Laws degree from the University of Alberta. She is an active member of the Law Society of Alberta.

2026 Management Proxy Circular	85

Mark A. Flickinger EVP, Project Delivery and Construction
Skills and Experience
Mr. Flickinger joined TransAlta on July 15, 2024 as Executive Vice President, Project Delivery and Construction. Mr. Flickinger leads the planning and execution of major projects, including the construction of new assets supporting TransAlta's growth plan and other major capital projects across TransAlta's operations. Mr. Flickinger is also responsible for TransAlta's pre-construction, engineering, project controls and supply chain management functions.
Industry
Mr. Flickinger brings over 40 years of exceptional leadership and expertise in project execution and construction across global markets. Prior to joining TransAlta, Mr. Flickinger served as VP of Construction at Pattern Energy Group LLP (Pattern). He is renowned for his steadfast drive and strategic expertise, having overseen well over US$6 billion in global renewable energy projects and spearheaded transformative initiatives at Pattern and NRG Energy (now Clearway Energy).
Qualifications
Mr. Flickinger is a graduate from the University of Florida in Business CCCTS Technology Building Trades.

Nancy L. Brennan EVP, Legal and External Affairs
Skills and Experience
Ms. Brennan joined TransAlta on Feb. 26, 2024 as Executive Vice President, Legal and External Affairs. Ms. Brennan is responsible for overseeing the Company's legal, corporate secretarial, market compliance, sustainability, government relations, market policy, indigenous relations and community investment functions.
Industry
Ms. Brennan has over 20 years of experience in the energy industry, including exploration and production and midstream sectors. Ms. Brennan's executive experience has included developing and leading diverse, multi-disciplinary teams in Canada and the U.S., including Legal, External Relations, Regulatory, Compliance, Land and Communications. Prior to joining TransAlta, Ms. Brennan served as Senior Vice President, Legal, External Relations and Sustainability and Corporate Secretary at Keyera Corporation. Ms. Brennan also previously served in various executives roles at Encana Corporation (Ovintiv), including Vice President, Corporate Legal and Corporate Secretary, as well as Vice President, Ethics and Compliance. Ms. Brennan began her career at Blake, Cassels & Graydon LLP in Calgary.
Ms. Brennan is also active in her community, serving as Chair of the Board of Telus Spark Science Centre, and formerly on the Board of the Boys and Girls Clubs of Calgary.
Qualifications
Ms. Brennan holds a Bachelor of Laws from Dalhousie University, a Bachelor of Arts from the University of Alberta and a Human Resources & Compensation Committee designation from McMaster University. She is an active member of the Law Society of Alberta.

86	TransAlta Corporation

Compensation Discussion and Analysis
This CD&A provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy, and the decisions the HRC has made under our compensation programs and the factors considered in making those decisions.
Compensation Philosophy
How We Link Strategy and Compensation
The five pillars of our approach to executive compensation are:
1.Drive Strategic Goals
Objective In 2025, TransAlta’s key strategic goals were to:
+Optimize the Alberta portfolio;
+Maintain financial strength and capital allocation discipline;
+Increase financial flexibility;
+Execute our multi-technology growth plans, including natural gas, wind, solar, storage, hybrid solutions and optimization of our hydro assets;
+Realize the value of our legacy generation sites;
+Monitor and assess the next generation of power solutions and technologies and potential for investments; and
+Lead in ESG and market policy development.
These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.
Approach PSU performance factors are established based on the achievement of strategic goals for each year in the three-year performance cycle.
2.Pay for Performance
Objective Executive compensation is linked to financial and operational metrics that align with our strategy and the performance of our share price.
Approach 76 per cent of the NEO’s pay mix is considered “at-risk” and consists of long-term and short-term incentives. Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. The AIC and the PSU plans have a payout range of 0-2x.
3.Align with Shareholder Interests
Objective Our compensation program generates sustainable long-term value for our Shareholders.
Approach Robust share ownership guidelines align executives with the experience and interests of our shareholders by providing exposure to TransAlta's share price performance through unvested RSUs and common share holdings. Executives may not sell common shares until they have met, and continue to meet, their share ownership requirements.
4.Effective Oversight and Risk Management
Objective Our overall compensation program, including the incentive plans, do not encourage inappropriate risk-taking.
Approach The HRC conducts an annual compensation risk assessment that reviews our compensation programs and incentive plans, including both financial and non-financial goals for their potential to induce undue risk-taking. The HRC also receives advice from an independent, external advisor and reviews regulatory developments and compensation design trends relating to executive compensation matters.
5.Attract and Retain Key Talent
Objective Attract and retain executives in key roles to execute TransAlta’s strategy for long-term sustainable growth and build a talent pipeline for future succession.
Approach Executive total target compensation is benchmarked to the 50th percentile of an industry comparator group of Canadian and U.S. companies in the energy industry that have a similar business model and revenue size and companies that we compete with for executive talent.

2024 Management Proxy Circular	87

2025 Compensation Decisions
Say on Pay and Shareholder Engagement
At the 2025 annual meeting, 98.9 per cent of shareholders supported our approach to executive compensation. The Board actively monitors feedback received from Shareholders and proxy advisor firms regarding our approach to executive compensation. In
2025, the Board Chair and HRC Chair continued their annual practice of meeting with Institutional Shareholder Services (ISS) to provide an overview of our program and engage in dialogue regarding our compensation program.
2025 Compensation Elements
We provide executive compensation elements that include base salary and short-term and long-term incentives with a focus on pay-for-performance that is aligned with our annual and long-term strategic goals.
Executive compensation is predominantly weighted towards variable at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of our executives with those of Shareholders.

		Short-term Incentives (AIC)	Long-term Incentives (LTI)
	Base Salary		PSUs	RSUs	Options
Primary purpose	Market-competitive fixed cash compensation based on each NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Recognize and reward performance Align NEO interests with Shareholders	Reinforce and drive Shareholder value Align NEO interests with Shareholders	Reinforce and drive Shareholder value Align NEO interests with Shareholders
Performance period	Ongoing	1 year	3 years	3 years	7 years(1)
Payment	Ongoing	After the end of the performance period, payable in March	At the applicable 3-year cliff-vesting date and in the case of PSUs, after performance results are approved		When exercised
Cash or equity	Cash	Cash or DSUs, at NEO’s election	Net-settled in common shares		Common shares when exercised
CEO target pay mix
Other NEO target pay mix

AT-RISK
(1)The stock option plan provides a maximum ten-year term. TransAlta's practice since 2010 has been to grant options with a seven-year term.

88	TransAlta Corporation

Base Salary
The table below outlines the annual base salaries of TransAlta’s NEOs over the previous three years. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope and additional responsibilities, or to remain market competitive. Mr. Hunter's base salary increased effective Nov. 6, 2025 to reflect his expanded responsibilities upon appointment as the CEO's successor. Base salary increases were approved for Ms. Fedoretz, Mr. Flickinger and Ms. Brennan effective Jan. 1, 2026 to strengthen their market-competitive positioning.
All base salary increases were in line with our compensation philosophy of targeting the median base salary of our peer group and to reward them for the Company’s strong performance in 2025.

Name	2023	2024	2025
John Kousinioris	$950,000	$1,000,000	$1,030,000
Joel Hunter(1)	$—	$650,000	$770,000
Jane Fedoretz	$625,000	$625,000	$655,000
Mark Flickinger(2)	$—	$568,366	$557,834
Nancy Brennan(3)	$—	$520,000	$535,000
(1)Mr. Hunter commenced employment with TransAlta on July 1, 2024.
(2)Mr. Flickinger commenced employment with TransAlta on July 15, 2024 and is paid in U.S. dollars. The amounts shown are presented in Canadian dollars using the December 31 exchange rates of US$1 = C$1.4389 for 2024 and US$1 = C$1.3706 for 2025.
(3)Ms. Brennan commenced employment with TransAlta on Feb. 26, 2024.
Annual Incentive Compensation
In 2025, annual incentive compensation (AIC) amounts for our NEOs were determined based 80 per cent on corporate performance and 20 per cent on individual leadership assessments.

Base Pay	x	AIC Target (%) of Salary (70% - 100%)	x	Corporate Weighting (80%)	x	Individual Leadership Assessment (20%)	=	2025 AIC
Our corporate scorecard metrics remained similar year-over-year in 2025. The AIC Plan continues to emphasize financial performance through a 50 per cent weighting on Free Cash Flow (FCF). These metrics reflect our 2025 strategy and emphasize the highest short-term priorities with the greatest impact on Shareholder value. Metric categories are described in detail below:

Free Cash Flow
FCF is a key metric representing the amount of cash available to invest in growth initiatives, make repayments on debt, pay common share dividends or repurchase common shares.
In-Year Strategic Priorities
This metric is based on the execution and delivery of projects in 2025 that are aligned with our strategic priorities: optimize the Alberta portfolio, execute our multi-technology growth plans, realize the value of legacy generating facilities, maintain financial strength and capital discipline, increase financial flexibility, define next generation of power solutions and lead in ESG and market policy development.

Availability
Availability is a key operational measure for TransAlta's generation fleet and is determined based on the weighted planned outage and weighted force outage factors for the fleet.

2026 Management Proxy Circular	89

ESG
Safety metrics include quantifiable measures, including both: (i) Total Safety Report Frequency Rate (TSRFR) (a leading indicator); and (ii) Total Recordable Injury Frequency (TRIF) (a lagging indicator). Our TRIF targets are benchmarked above Electricity Canada targets and are positioned to serve as a stretch challenge to the organization as we continue to strive toward our target zero safety philosophy.
The remaining ESG score consists of organizational culture improvements. Targets and scores include quantitative metrics established in accordance with objective third-party surveys and are linked to goals within our Board-approved strategic plans. Organizational culture improvement milestones are identified annually and approved by the Board at the outset of the year.

The table below reflects how the HRC calculated 2025 corporate scorecard results. The Board and the HRC believe this appropriately reflects the progress achieved by the Company relative to its Board approved targets in 2025.
Corporate Scorecard Results

Metric	Weight	Threshold 25%	Target 100%	Maximum 200%	2025 Result	% of Target Achieved	2025 Performance Factor
Free Cash Flow(1)	50%	$400M	$500M	$700M	$514M	107%	54%
In-Year Strategic Priorities	20%	25%	100%	200%	125%	125%	25%
Availability	10%	87.8%	91.8%	92.8%	92.3%	150%	15%
ESG
Total Safety Report Frequency Rate	5%	10	12	15	11	63%	3%
Total Recordable Injury Frequency	5%	0.76	0.37	0.00	0.12	168%	8%
Organizational culture improvements	10%	2 Milestones	3 Milestones	5 Milestones	3	100%	10%
Corporate Result							115%
(1)Free Cash Flow is a non-IFRS financial measure that does not have a standardized meaning under IFRS and is disclosed in TransAlta's MD&A. Please see “Non-IFRS Measures” for additional information. TransAlta reported a Free Cash Flow of $514M for the year ended Dec. 31, 2025.
The following table outlines the 2025 annual incentives for each NEO:
2025 Executive AIC

Name	Earned Salary in 2025		AIC Target (%) of Salary		Weighting(1)		2025 AIC
John Kousinioris	$1,030,000	x	100%	x	(115% x 80%) + (115% x 20%)	=	$1,184,500
Joel Hunter(2)	$685,278	x	72%	x	(115% x 80%) + (150% x 20%)	=	$599,693
Jane Fedoretz	$655,000	x	70%	x	(115% x 80%) + (150% x 20%)	=	$559,370
Mark Flickinger(3)	$557,834	x	70%	x	(115% x 80%) + (150% x 20%)	=	$475,805
Nancy Brennan	$535,000	x	70%	x	(115% x 80%) + (150% x 20%)	=	$456,890
(1)In 2025, 80 per cent of each NEO's AIC was based on corporate performance results. The remaining 20 per cent was based on the Board's assessment of leadership performance for each individual.
(2)Mr. Hunter's AIC target increased from 70 per cent to 80 per cent upon his announcement as the successor CEO in November 2025. His 2025 AIC was prorated based on an earned salary of $566,708 at 70 per cent and $118,708 at 80 per cent.
(3)Mr. Flickinger is paid in U.S. dollars. The amounts shown are presented in Canadian dollars using the Dec. 31, 2025 exchange rate of US$1 = C$1.3706.

90	TransAlta Corporation

Long-Term Incentives

Base Pay	x	LTIP Target (%) of Salary (125% - 400%)	x	55% PSUs 25% RSUs 20% Stock Options	=	2025 Long-Term Incentives
For the 2025-2027 performance cycle, LTI grants were based on a percentage of salary and consisted of PSUs, RSUs and stock options.

Name	2025 Grant Value	Grant Value as a % of Salary	Allocation
			PSUs	RSUs	Options
John Kousinioris	$4,120,000	400%	55%	25%	20%
Joel Hunter(1)	$1,742,890	254%	55%	25%	20%
Jane Fedoretz	$982,500	150%	55%	25%	20%
Mark Flickinger(2)	$732,040	125%	55%	25%	20%
Nancy Brennan	$668,750	125%	55%	25%	20%
(1)Mr. Hunter's target grant value noted above is based on his salary and target up to Nov. 6, 2025 with a salary of $670,000 and a LTI percentage of 250 per cent and his salary of $770,000 and a LTI percentage of 275 per cent for the remainder of the year. He received $1,675,000 worth of grants on Jan. 1, 2025 during the annual grant cycle and received an additional top-up of $67,890 worth of grants on March 9, 2026 once he was no longer subject to a financial blackout.
(2)Mr. Flickinger is paid in U.S. dollars. The amounts shown are presented in Canadian dollars using the Jan. 1, 2025 grant-date exchange rate of US$1 = C$1.4389.
The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, which are calculated based on the target percentage of salary for each executive noted in the table and the five-day VWAP and Black-Scholes Valuation method as at the applicable grant date, in accordance with the provisions of the Share Unit Plan and the Stock Option Plan. Previous grants of share-based or option-based awards are not taken into account when considering new grants; however each executive's grant value as a percentage of salary is reviewed annually against the executive compensation peer group.
The Board also approves the PSU performance metrics, targets and weightings for the PSU awards. Stock options are exercisable for common shares reserved for issuance from treasury. Under the Share Unit Plan, the Company intends to settle a portion of PSUs and RSUs, once vested, through common shares issued from treasury.
PSUs were granted in 2025 with the following performance metrics for the performance period 2025 to 2027:

2025-2027 PSU Scorecard
Metric	Weight	Threshold	Target	Max
Payout Range		25%	100%	200%
Relative TSR (against the Capped Utilities Index)	40%	P20	P50	P85
Three-year cumulative adjusted EBITDA	20%	Not disclosed for competitive reasons
Strategic goals	20%	2025-2027 Board-Approved Metrics
Three-year cumulative FCF/share	20%	Not disclosed for competitive reasons
The three-year cumulative adjusted EBITDA target and ranges, the three-year cumulative FCF/share target and ranges and the strategic goal metrics are not disclosed until the PSU awards have vested. These metrics are recommended annually by management, align with the Company’s strategic priorities over the short and long term, as well as circumstances of the power market in the jurisdiction in which we operate and are approved by the Board.
Three-year cumulative adjusted EBITDA and three-year cumulative FCF/share are forward-looking and we believe disclosure of specific adjusted EBITDA and FCF/share targets would seriously prejudice the Company’s interests. We believe targets are set at appropriately challenging levels.

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Clawback Policy
As part of its compensation risk mitigation practices, the Company has a clawback policy that provides the Board with the discretion to cancel unvested incentive awards and/or “claw back” vested and/or paid incentive awards, as applicable, in situations where the Board determines an executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of Company policy to the material detriment of the Company’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. This clawback policy applies to all variable compensation plans at TransAlta.
Further to this policy and as a result of being listed on the NYSE, TransAlta has complied with the SEC requirement to adopt new clawback rules by Dec. 1, 2023. The updated policy does not supersede, limit or replace the existing policy described in the first paragraph. Some of the key new requirements include:
+The clawback policy being triggered in the following circumstances:
+There is an accounting restatement to correct either a material error in prior period financials or an error in prior periods that if corrected in the current period or left uncorrected in the current period would result in a material misstatement in the current period;
+The incentive-based compensation was awarded during the three completed fiscal years immediately preceding the year in which the Company is required to prepare an accounting restatement (but not if it is received prior to an executive officer becoming an executive officer); and
+The accounting restatement resulted in an executive officer receiving incentive compensation that was “erroneously awarded”. This does not include equity-based awards that vest solely based on time (RSUs), base salary or discretionary cash bonuses unless it is based on the attainment of a financial reporting measure.
+It applies to all current and former executive officers pursuant to SEC and NYSE rules.
+The Company may not indemnify any (former or current) executive officer against loss of erroneously awarded compensation.
+It allows for discretion with respect to how to recover compensation but not on whether to pursue recovery, subject to limited exceptions.
Share Unit Plan — PSUs and RSUs
All currently issued and outstanding PSUs and RSUs are governed by the terms of the Company’s Share Unit Plan. While DSUs may also be granted under the Share Unit Plan, they may be settled in cash only. Each participant who is eligible to receive DSUs under the Share Unit Plan may elect, once in each calendar year, to receive, in the case of directors, up to 100 per cent of such director’s annual board retainer or, in the case of officers or employees determined to be eligible to receive DSUs, up to 100 per cent of such officer’s or employee’s base salary or annual incentive award in DSUs. Previous grants of share-based or option-based awards are not taken into account when considering new grants; however each executive's grant value as a percentage of salary is reviewed annually against the executive compensation peer group.
Certain housekeeping amendments were made to the Share Unit Plan in February 2026, which, among other things, updated certain employment and tax-related provisions and clarified certain procedural matters in respect of the settlement of PSUs and RSUs and the redemption of DSUs. Shareholder approval was not required for these amendments in accordance with Section 2.3(2) of the Share Unit Plan. The below summary of the Share Unit Plan reflects such amendments.
The summary of the material terms of the PSUs, RSUs and DSUs granted under the Share Unit Plan set out below is qualified in its entirety by reference to the full text of the amended Share Unit Plan, which will be available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

92	TransAlta Corporation

Share Unit Plan Summary
Primary purpose
+Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of PSUs and RSUs to acquire a proprietary interest in the Company
+Advance the interests of the Company and its Shareholders by providing the participants with a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders
+Recognize the contributions of NEOs to Company success and contribute to the retention of executives

Maximum number of shares issuable
+10,200,000 common shares (representing 3.4 per cent of the 296,717,495 issued and outstanding common shares at Dec. 31, 2025). If the increase in shares available for issuance is approved, common shares will increase to 14,400,000 (representing 4.8 per cent of the 297,294,635 issued and outstanding common shares at March 12, 2026)
+If a unit is expired, cancelled or terminated before being settled, or redeemed for cash on settlement (including units redeemed with common shares purchased on the open market), then the common shares that were subject to the unit but that were not issued pursuant to the settlement will, unless the Share Unit Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Dividend equivalents
+In the event dividends become payable on common shares, dividend equivalents shall be credited to each participant’s notional account in the form of additional PSUs, RSUs or DSUs, as applicable, and such dividend equivalents shall vest on the same basis as the underlying units

Eligibility and participation
+In the case of PSUs and RSUs, officers and employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs (but for clarity, non-employee directors are not eligible for PSUs and RSUs)
+In the case of DSUs, officers, employees and non-employee directors of TransAlta and its affiliates who the Board determines to be eligible

Performance period	+Three years for PSU grants (unless otherwise established by the Board); not applicable for RSUs or DSUs
Performance criteria	+The Board determines the applicable performance criteria and performance factor of the PSUs. The PSU payout range is between 0-2x
Vesting
+Three-year cliff vesting for PSU and RSU grants unless otherwise established by the Board. The Board may reduce or eliminate any restriction period in respect of an RSU or PSU from time to time and for any reason, including circumstances involving the participant’s death or disability

Settlement of units
+The Board will determine the applicable settlement period for RSUs and PSUs. Except as otherwise provided in a grant agreement or any other provision of the Share Unit Plan, vested PSUs and RSUs will be settled as soon as practical following the vesting date, but prior to: (i) December 15 of the third calendar year following the earlier of (A) the year in which the date of grant occurs or (B) the applicable “service year”; or (ii) for participants who are U.S. taxpayers, within 60 days following vesting
+Vested PSUs or RSUs are redeemable for common shares or a cash payment equal to the market value multiplied by the number of vested PSUs or RSUs in the participant’s notional account (net of any applicable taxes) or a combination thereof, in accordance with the grant agreement

2026 Management Proxy Circular	93

+Except where not permitted by law, the Company may specify that the amount to be paid to a participant in respect of PSUs and RSUs is to be applied towards the purchase of common shares on the open market. The cash value remaining after the purchase of the common shares will be paid to the participant on the settlement date. The Company will pay all brokerage commissions in connection with the purchase of the common shares

Treatment of entitlements on termination, death or disability
+If employment is terminated due to resignation without good reason or by TransAlta or one of its affiliates for cause (as defined in the Share Unit Plan), any unvested units held by such participant will expire on the termination date, subject to the participant’s employment agreement, grant agreement and applicable employment standards legislation
+If the participant’s employment is terminated without cause or as a result of retirement, resignation for good reason, or death or disability, the participant will be issued common shares or paid the cash equivalent, or a combination thereof, equivalent to the value calculated by multiplying the number of non-vested PSUs and RSUs in the participant’s notional account by a fraction where the numerator is the number of months between the date of grant and the termination date and the denominator is the number of months between the date of grant and the date of vesting. In the case of PSUs, the performance factor in the applicable period between the date of grant and the termination date will also be applied to such payment

Participation limits
+When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may be (i) issued within any one-year period; or (ii) issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time
+The total number of shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company
+The total annual grant to any one non-employee director under all of the Company’s security-based compensation arrangements cannot exceed a grant value of $150,000 in total equity (and $100,000 in options)

Market value	+Five-day VWAP of the common shares on the TSX (or other stock exchange as applicable), on the applicable date
Change of control
If there is a Change of Control (as defined in the Share Unit Plan):
+All unvested units then outstanding will be substituted with units of the surviving company or the potential successor (the “continuing entity”) on the same terms and conditions as the original units
+If within 12 months of a change of control a participant who is an officer or employee is terminated without cause or the participant resigns from their employment for good reason, the vesting of all units then held by the participant will be accelerated in full. For PSUs, the number or value, as applicable, of units that vest will be calculated having regard to the pro rata achievement of any applicable performance criteria up to the termination date
+If the continuing entity fails to comply with the Share Unit Plan, the vesting of all the then outstanding units will, at the discretion of the Board, accelerate

Assignability	+Units granted under the Share Unit Plan are not transferable or assignable

94	TransAlta Corporation

Plan amendments
+The Board may suspend or terminate the Share Unit Plan at any time, or from time to time amend or revise the terms of the Share Unit Plan or of any unit granted under the Share Unit Plan and any grant agreement or other agreement. However, no such suspension, termination, amendment or revision will be made: (i) except in compliance with applicable law and with the prior approval, if required, of the TSX, the NYSE or any other regulatory body having authority; and (ii) in the case of an amendment or revision, if it would materially adversely affect the rights of any participant, without the consent of the participant
+The Board has the discretion to make certain amendments, without having to obtain Shareholder approval, subject to the Share Unit Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) any amendment to the Share Unit Plan and any grant agreement to permit the conditional redemption of any unit; (iv) any amendment to the vesting provisions of the Share Unit Plan or any unit; (v) any amendment respecting DSUs for so long as DSUs are settled in cash only (and not shares); (vi) any amendment regarding the effect of termination of a participant’s employment, engagement, contract or office; or (vii) any other amendment that does not require the approval of Shareholders as described in the paragraph below
+Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Share Unit Plan; (ii) amendments to the amendment and termination provisions of the Share Unit Plan; (iii) any amendment extending the term of a unit or any rights pursuant thereto beyond the original date that such unit would have expired; (iv) any cancellation and reissue of units or substitution of units with other awards that are more favourable to the participants; (v) changes to the eligibility criteria and participation limits applicable to non-employee directors; (vi) any amendment to the non-transferability provisions; (vii) any amendment to insider participation limits; (viii) any amendment to the provisions providing for maximum grants of awards to non-employee directors; or (ix) any increase to the limit on the total number of shares that may be acquired by any one participant under all security-based compensation arrangements

2026 Management Proxy Circular	95

PSUs
The PSU awards granted in 2023, for the 2023-2025 performance cycle, vested on Jan. 1, 2026, and were share-settled on Feb. 27, 2026, after the performance factor of 152 per cent was approved by the Board.
The PSUs grant price was $12.02 per unit, earned dividend equivalents and settled at 239 per cent of their original grant value. Each of the following three metrics was equally weighted at 33.3 per cent:
2023 - 2025 PSU Scorecard

Metric	Weight	Payout Range			Result	Score
		Threshold 50%	Target 100%	Maximum 200%
Three-year cumulative adjusted EBITDA(1)	33.3%	$3.25B	$3.45B	$3.75B	$3.99B	67%
Strategic asset diversification and strategic outcomes	33.3%	2023-2025 Board-Approved Metrics			110%	36%
Relative TSR	33.3%	P25	P50	P85	P67	49%
2023-2025 PSU Scorecard Result						152%
(1)The three-year cumulative adjusted EBITDA is measured on a yearly basis and is as disclosed in TransAlta’s MD&A for the applicable year. Adjusted EBITDA results were $1.632 billion, $1.253 billion and $1.104 billion for 2023, 2024 and 2025, respectively, for a total of $3.990 billion. Adjusted EBITDA is a non-IFRS financial measure that does not have a standardized meaning under IFRS. Please see “Non-IFRS Measures” for additional information.
To accurately assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:
+The state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;
+The strategic priorities of the management team at the start of each year;
+Management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and
+The final outcomes and impacts of our initiatives at the end of each year, as well as over the three-year period.
The HRC assessed the performance of each strategic goal over the performance period, resulting in a three-year average result of 110 per cent. Details of this assessment are shown below.

96	TransAlta Corporation

Assessment of 2023-2025 PSU Strategic Metrics
Highlights of the considerations relevant to the Company’s strategic asset diversification and strategic outcomes metric for 2025 are outlined in the MD&A. Key accomplishments are as follows:

Accomplishments
Strengthened our liquidity profile by executing amending agreements with our lending syndicate to extend our committed credit facilities totalling $2.1 billion by one year. The revisions to our credit facilities further enhanced our financial flexibility, one of our strategic priorities.

Optimized the Alberta portfolio, through the successful integration of the Heartland sites and teams into the fleet; and providing notice to the AESO on the mothballing of Sheerness Unit 1 effective April 1, 2026, for a period of up to two years.

Increased annual common share dividend by eight per cent to $0.26 per year effective July 1, 2025.
Issued $450M senior notes with a fixed annual coupon rate of 5.625 per cent, maturing on March 24, 2032, the proceeds of which were used to repay the Company's $400M variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025.

Issued US$400M senior notes with a fixed annual coupon rate of 5.9 per cent, maturing on Feb. 1, 2034, the proceeds of which were used to redeem all of the Company's outstanding US$400M 7.80 per cent senior notes maturing in Nov. 15, 2029.

Completed the acquisition of Far North Power Corporation (Far North). Far North owns and operates four natural gas-fired facilities in our core market of Ontario, increasing our total installed capacity in the province by 310 MW to 1,384 MW.

Entered into a long-term tolling agreement ("Tolling Agreement") with Puget Sound Energy to convert our Centralia Unit 2 facility from coal to natural gas. The Tolling Agreement provides a fixed-price capacity payment through 2044. The project is expected to require capital expenditures of approximately US$600 million and is subject to regulatory approvals and a final investment decision by the Company.

Entered into a 230 MW Demand Transmission Service Contract with the AESO, representing the full allocation awarded to the Company through Phase I of the AESO’s Data Centre Large Load Integration Program.

Strategic investment in Nova Clean Energy, LLC, a developer of renewable energy projects. This investment provides the Company with the exclusive right to purchase Nova’s late-stage development projects in the western U.S.

2026 Management Proxy Circular	97

Share Settlement of 2023-2025 PSU Awards

PSUs	x	2025 PSU Corporate Performance Factor	x	$17.92 VWAP Feb. 26 , 2026	=	2023-2025 PSU Value before Taxes
As noted above, the PSUs granted in 2023 had a grant price of $12.02, earned dividend equivalents and settled at 239 per cent of their original grant value. The PSU performance factor of 152 per cent was determined and approved by the Board on Feb. 25 2026, based upon the established metrics for the three-year performance period. The table below shows the value each NEO received, calculated using a share price of $17.92, the five-day VWAP of our common shares on the TSX on the trading days preceding the settlement date of Feb. 26, 2026. PSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2023 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Five-day VWAP		Total Value
John Kousinioris	(121,713	+	6,897)	x	152%	x	$17.92	=	$3,503,184
Joel Hunter(1)	—	+	—	x	—	x	—	=	—
Jane Fedoretz	(37,749	+	2,139)	x	152%	x	$17.92	=	$1,086,502
Mark Flickinger(1)	—	+	—	x	—	x	—	=	—
Nancy Brennan(1)	—	+	—	x	—	x	—	=	—
(1)Mr. Hunter, Mr. Flickinger and Ms. Brennan commenced employment during 2024, and therefore were not at the Company for this grant cycle.
Share Settlement of 2023-2025 RSU Awards

RSUs	x	$17.53 VWAP Jan. 7, 2026	=	2023-2025 RSU Value before Taxes
The RSU awards granted for 2023 vested on Jan. 1, 2026. They had a grant price of $12.02 per unit, earned dividend equivalents and paid out at 154 per cent of their original grant value. The table below shows the value each NEO received, upon vesting of the 2023 RSU awards, calculated using a share price of $17.53, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of Jan. 7, 2026. RSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2023 RSU Award (# of Units)		Dividend Equivalents		Five-day VWAP		Total Value
John Kousinioris	(55,324	+	3,135)	x	$17.53	=	$1,024,903
Joel Hunter(1)	—	+	—	x	—	=	—
Jane Fedoretz	(17,159	+	972)	x	$17.53	=	$317,873
Mark Flickinger(1)	—	+	—	x	—	=	—
Nancy Brennan(1)	—	+	—	x	—	=	—
(1)Mr. Hunter, Mr. Flickinger and Ms. Brennan commenced employment during 2024, and therefore were not at the Company for this grant cycle.

98	TransAlta Corporation

Stock Options
All issued and outstanding stock options are governed by the terms of the Stock Option Plan. In 2025, no amendments were made to the Stock Option Plan or to any of the outstanding stock options.

The summary of the material terms of the stock options granted under the Stock Option Plan set out below is qualified in its entirety by reference to the full text of the Stock Option Plan, which can be found under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Stock Option Plan Summary
Primary purpose
+Encourage NEOs to promote the financial interests, growth and development of TransAlta by providing them with stock options to acquire a proprietary interest in the Company
+Provide long-term “at-risk” compensation that helps ensure alignment with Shareholders in creating long-term Shareholder value
+Recognize NEOs contributions to Company success and serve as a retention tool for our executives

Maximum number of shares issuable
+14,500,000 common shares in the aggregate (representing 4.9 per cent of the 296,717,495 issued and outstanding common shares at Dec. 31, 2025)
+As of Dec. 31, 2025, there were 1,647,443 options outstanding (representing approximately 0.6 per cent of the issued and outstanding common shares) under the Stock Option Plan and 2,162,215 options were available for grant under the Stock Option Plan, representing approximately 0.7 per cent of the issued and outstanding common shares (non-diluted)
+If a stock option is expired, terminated, ceases to be exercisable or is surrendered before being exercised or without having been exercised in full, then the common shares that were subject to the stock option but that were not issued pursuant to the exercise of the stock option will, unless the Stock Option Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Eligibility and participation	+Non-union employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs
Maximum term	+Maximum 10 years for executive and non-executive grants. The practice since 2010 has been to grant options with a seven-year term
Exercise Price
+Fixed by the Board when a stock option is granted, but such price shall not be less than the last sale price of the common shares on the TSX on the last business day prior to the day the stock option was granted

Vesting
+The Board has discretion to fix the vesting terms. Generally, stock options granted in 2022 and thereafter are subject to three-year graded vesting (three-year cliff vesting for grants made before 2022)

Exercise of stock options
+Vested stock options may be exercised by delivering to the Company: (i) a written notice of exercise, specifying the number of common shares with respect to which the stock option is being exercised and accompanied by payment in full of the purchase price of the common shares; or (ii) a written notice of cancellation in which the participant agrees that all of the rights relating to the number of stock options specified in the notice shall be exchanged and cancelled in exchange for the issuance of such number of common shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of the common shares subject to the cancelled stock option over the aggregate exercise price
+“Fair Market Value” means the five-day VWAP of the common shares on the TSX (or other stock exchange, as applicable) on the applicable date

2026 Management Proxy Circular	99

Cessation of entitlements on termination, death or disability
+If employment is terminated due to death or if a participant dies after retirement without having fully exercised any then outstanding stock options, any unvested stock options will immediately vest and be exercisable until the earlier of: (i) one year after the termination date; and (ii) the normal expiry date of the stock option
+If employment is terminated due to retirement, any unvested stock options will continue to vest in the ordinary course and all options will be exercisable until the earlier of: (a) 36 months after the termination date; and (b) the normal expiry date of the stock option
+If the participant’s employment is terminated without cause, other than in the case of a retirement, the participant may continue to exercise any then outstanding vested stock options until the earlier of: (a) 60 days following the termination date; and (b) the normal expiry date of the stock option
+If a participant’s employment is terminated with cause, any outstanding stock options will immediately expire on the termination date

Participation limits
+When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may: (i) be issued within any one-year period; or (ii) be issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time
+The total number of common shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company at a particular time, less the number of common shares that have been issued pursuant to the exercise of stock options or the settlement of units pursuant to the Company’s 2021 Share Unit Plan in the previous year

Change of control
If there is a Change of Control (as defined in the Stock Option Plan) the Board may:
+Cause any or all outstanding stock options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);
+Cancel any or all outstanding stock options in exchange for a substitute award; or
+Cancel any or all outstanding stock options in exchange for cash and/or other substitute consideration with a value equal to the number of common shares multiplied by the difference, if any, between the exercise price of the stock option and the closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the stock option then the Board may cancel that stock option without any payment

100	TransAlta Corporation

Assignability	+Stock options are not transferable or assignable during the participant’s lifetime but shall enure to the benefit of the participant’s executors or personal representatives upon death
Plan amendments
+The Board may amend the terms of the Stock Option Plan and any options previously granted under the Stock Option Plan, subject to the receipt of all necessary regulatory approvals and the approval of the applicable optionholder
+The Board has discretion to make immaterial amendments that it may deem necessary, without obtaining Shareholder approval, subject to the Stock Option Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) amendment to the vesting provisions of the stock options that do not entail an extension beyond the original expiry date; (iv) amendments to the termination provisions of stock options that do not entail an extension beyond the original expiry date; and (v) amendments to provisions on transferability to permit stock options to be transferred or assigned for normal estate settlement purposes
+Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Stock Option Plan; (ii) amendments that grant additional powers to the Board to amend the Stock Option Plan or entitlements without Shareholder approval; (iii) reduction in the exercise price of stock options or other entitlements or extension of the period during which an option may be exercised beyond its original expiry date; (iv) amendments to the eligibility criteria and participation limits applicable to non-employee directors; and (v) amendments that would permit stock options (including amendments to allow participation of non-employee directors) to be transferred or assigned other than for normal estate settlement purposes

The Company monitors the outstanding number of stock options and common shares (dilution) and the number of stock options and units issued each year (burn rate). For further details regarding the number and percentage of outstanding units, please see “Equity Compensation Plan Information” on page 118.
Retirement Plans and Benefits
TransAlta provides retirement plans and benefits to our executives consistent with the plans offered to all employees of TransAlta. In addition, all NEOs and executives are eligible for a supplemental pension plan, additional life insurance, an automobile allowance and a perquisite allowance. These are further described in the “Retirement Plans, Benefits and Life Insurance” section of this Proxy Circular.

2026 Management Proxy Circular	101

2025 CEO Realizable Pay Analysis
Alignment of pay with performance is one of the five pillars of TransAlta’s compensation philosophy as described on page 87. The following table and graph show the comparison of CEO target and realizable pay in total direct compensation over the prior three years, and further compares the CEO realized and realizable performance returns to the value of Shareholder returns since 2021, when Mr. Kousinioris was appointed CEO. As shown on page 103, the CEO compensation and shareholder returns show strong alignment.

		Base Salary	AIC	PSUs	RSUs	Options	Total
2023	Target	$950,000	$950,000	$1,463,000	$665,000	$532,000	$4,560,000
	Realizable at 2025-12-31(1)	$950,000	$1,263,500	$2,233,823	$1,015,373	$739,312	$6,202,008
2024	Target	$1,000,000	$1,000,000	$1,925,000	$875,000	$700,000	$5,500,000
	Realizable at 2025-12-31(1)	$1,000,000	$1,240,000	$3,170,685	$1,441,224	$1,493,022	$8,344,931
2025	Target	$1,030,000	$1,030,000	$2,266,000	$1,030,000	$824,000	$6,180,000
	Realizable at 2025-12-31(1)	$1,030,000	$1,184,500	$1,959,292	$890,579	$—	$5,064,371
(1)Includes actual salary earned, actual short-term incentive award in respect of performance during the year, and the realizable value of LTIP awards at Dec. 31, 2025. PSU values assume target performance multiplier.

Target and Realized/Realizable Pay
$10,000,000
$7,500,000
$5,000,000
$2,500,000
$—
$4,560,000
$6,202,008
$5,500,000
$8,344,931
$6,180,000
$5,064,371
2023 Target
Realizable at 2025-12-31
2024 Target
Realizable at 2025-12-31
2025 Target
Realizable at 2025-12-31
Base Salary
AIC
PSUs
RSUs
Options

102	TransAlta Corporation

The following table and graph show the realized and realizable value for each $100 in target total direct compensation for the CEO in each year of Mr. Kousinioris' tenure as CEO, against the value of a $100 investment in common shares.

			Value of $100
	Target Total Direct Compensation	Realized/Realizable Compensation	Period(2)		CEO(3)	Shareholder(4)
2021(1)	$3,454,688	$5,261,795	2021/01/01	2025/12/31	$152	$196
2022	$4,050,000	$6,690,788	2022/01/01	2025/12/31	$165	$133
2023	$4,560,000	$6,202,008	2023/01/01	2025/12/31	$136	$152
2024	$5,500,000	$8,344,931	2024/01/01	2025/12/31	$152	$164
2025	$6,180,000	$5,064,371	2025/01/01	2025/12/31	$82	$87
5-Year Average					$137	$146
(1)CEO's 2021 target pay is prorated based on his salary and incentive targets as Chief Operating Officer for three months with a salary of $625,000, AIC percentage of 75 per cent, and LTIP percentage of 200 per cent and nine months based on his promotion to President and Chief Executive Officer with a salary of $850,000, AIC percentage of 100 per cent and LTIP percentage of 250 per cent.
(2)The first and last trading day of the specified period are used in the calculation if the first and last calendar day are not trading days.
(3)Represents the realized and realizable value achieved at the end of the period for $100 in target total direct compensation.
(4)Represents the cumulative value of a $100 investment in common shares made on the first trading day of the period indicated, including reinvestment of dividends.

CEO and Shareholder Value
$250
$200
$150
$100
$50
$—
$152
$196
$165
$133
$136
$152
$152
$164
$82
$87
$137
$146
2021
2022
2023
2024
2025
5-Year Average
CEO
Shareholder

2026 Management Proxy Circular	103

The following graph shows a three-year look back at CEO realizable pay and relative TSR performance against companies in our comparator group (see page 110). As shown by TransAlta’s positioning in the chart, there is a strong alignment between CEO pay and performance over a three-year period.

REALIZABLE PAY

100%
75%
50%
25%
0%
Relative TSR Performance (Percentile Rank)
TransAlta Corp.
PERFORMANCE ALIGNMENT ZONE
0%
25%
50%
75%
100%
Relative Pay - Realizable (Percentile Rank)

Realizable pay includes the three-year average of base salary, the three-year average of AIC paid, plus the estimated realizable value of LTI awards granted in the three-year period. The estimated realizable value of LTI awards equals the in-the-money value of stock options plus the current value of full value awards.
We used 2022-2024 compensation figures for TransAlta and 2022-2024 compensation data for the peer companies in our comparator group, as disclosed publicly in their proxy circulars. Algonquin Power & Utilities Corp. was excluded from this analysis as they had a CEO transition in 2025.

104	TransAlta Corporation

2025 Share Performance and Executive Pay
The graph below shows the total return of $100 invested in TransAlta common shares from the period Dec. 31, 2020 to Dec. 31, 2025, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period.
An investment in TransAlta over the period shown returned 96 per cent, an annual return of 14.4 per cent per year, compared to 82 per cent or 12.6 per cent annual return for the S&P/TSX Composite Index.

We have also included the average annual total compensation levels for NEOs (as reported in the Summary Compensation Table in each applicable year). The decrease in annual average NEO compensation reported in 2021 is due to the retirement of TransAlta's long-tenured CEO, Ms. Farrell. Since 2021, NEO compensation has gradually increased by 35 per cent, or 10.6 per cent annually. This shows that NEO compensation has increased in alignment with TransAlta share price performance but at a lower rate.

Share Performance and Executive Compensation
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$300
$250
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
2025
Annual average of NEO compensation reported
TransAlta
S&P/TSX Composite Index

(at December 31)	2020	2021	2022	2023	2024	2025
TransAlta	$100	$148	$129	$120	$226	$196
S&P/TSX Composite Index	$100	$122	$111	$120	$142	$182
Annual average of NEO compensation as reported in the Summary Compensation Table	$3,043,104	$3,676,037	$2,412,696	$2,666,361	$2,825,149	$3,268,212
NEOs:
2021: John Kousinioris, Todd Stack, Mike Novelli, Kerry O’Reilly Wilks, Jane Fedoretz and Dawn Farrell.
2022: John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz, Aron Willis and Mike Novelli.
2023: John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz and Chris Fralick.
2024: John Kousinioris, Joel Hunter, Jane Fedoretz, Kerry O’Reilly Wilks, Blain van Melle and Todd Stack.
2025: John Kousinioris, Joel Hunter, Jane Fedoretz, Mark Flickinger and Nancy Brennan.

2025 Management Proxy Circular	105

Compensation Governance
We are committed to good compensation governance that promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC. Based on an annual risk review conducted by our independent compensation advisor and reviewed by the HRC, the Board believes that our executive compensation program does not raise TransAlta’s risk profile.
The annual risk review considers our executive compensation risk profile in light of Canadian Securities Administrators (CSA) requirements in CSA Form 51-102F6, within a broad context of market norms and compensation governance standards to determine if pay programs could encourage undue risk-taking. This includes the extent and nature of the HRC's role in the oversight of TransAlta's compensation policies and practices and identifying practices the company uses to mitigate risk of an NEO or individual to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on the Company. This includes review of our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.
Compensation Governance and Risk Management
The following table highlights our governance and risk management best practices:

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
Maintain a pay-for-performance philosophy in which most executive compensation is “at-risk” and is based on performance against pre-defined metrics that reflect our strategic priorities		✓	✓	✓	✓
Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✓		✓	✓
Establish expenditure authority limits for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee
	✓		✓
Clawback policy (refer to page 92 for additional details) provides for the reimbursement of incentive compensation in cases where an executive has engaged in wrongdoing, or if there was a restatement of financial statements
	✓		✓	✓

106	TransAlta Corporation

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
Anti-hedging policy prohibits executives and directors from speculative trading in our shares. Insiders are prohibited from:
+Directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;
+Directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and
+Purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.
	✓		✓
Maintain an HRC of independent directors who have the necessary skills, knowledge and experience to carry out their responsibilities effectively	✓		✓
Require the HRC to retain an independent advisor	✓		✓		✓
Cap performance factors and payouts under both the AIC Plan and PSUs at 200 per cent to avoid excessive risk-taking	✓	✓	✓
Allow executives to convert a portion of their annual bonus to DSUs	✓	✓		✓	✓
Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✓		✓	✓
Set annual targets for the annual and long-term incentive awards within our risk profile and provide sufficient incentive for our executives to achieve the corporate objectives	✓	✓		✓	✓
Maintain overlapping performance periods for PSU awards	✓	✓		✓
Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta		✓	✓	✓	✓
Maintain codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do	✓		✓	✓	✓
Restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods under our insider trading policy and reporting guidelines. Insiders must pre-clear transactions before carrying out a trade in our securities
	✓		✓	✓

2026 Management Proxy Circular	107

What we don’t do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
No payouts of incentive awards when performance is below threshold		✓	✓	✓
No guaranteed increases in compensation in executive employment agreements	✓	✓		✓
No re-pricing, backdating or exchanges of stock options or other long-term incentive awards	✓	✓	✓	✓
No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes	✓
No counting of PSUs or unvested or unexercised stock options toward share ownership requirements	✓			✓
No single-trigger change of control provisions in employment agreements	✓		✓	✓
No hedging of TransAlta securities	✓		✓	✓
No granting of loans to directors or executives	✓		✓	✓
No granting of stock options to independent directors	✓		✓	✓
All three members of the HRC are independent and their average tenure is less than five years. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities.

108	TransAlta Corporation

Independent Advice
The HRC has retained Farient since July 2018 to provide independent advice regarding TransAlta’s compensation strategy and program and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:
+Any business or personal relationship between a member of the HRC or TransAlta’s executive team and the advisor;
+The scope, if any, of other services provided by the advisor to TransAlta; and
+The policies and procedures of the advisor that are designed to prevent conflicts of interest.
The HRC confirms the independence of its advisor, Farient, every year and reviews whether the work provided raises any conflicts of interest. The Board and the HRC pre-approve any services performed by Farient and any affiliates for the Company. Annually, the HRC reviews and assesses the performance of its advisor in camera without management present.
In 2025, Farient provided an assessment and recommendation to the HRC regarding its executive compensation peer group, performed the annual governance review and compensation risk assessment of TransAlta’s   executive and non-executive incentive compensation plans to assess for any risks inherent in the design or operation of the plans and assessed TransAlta’s proposed 2025 incentive plan metrics, targets and ranges for suitability, historical relative performance and investor expectations. With regard to the 2025 executive compensation review, Farient provided analysis and recommendations on CEO and CFO compensation levels based on their assessment of the market pay range of the executive compensation peer group and annually reviews the CD&A materials included in any management proxy circular.
In 2025, management retained Laulima on a fee-for-service basis for executive compensation work. Management approves Laulima’s advisory services and fees on an annual basis. In 2025, Laulima provided input to the executive compensation peer group analysis, provided analytics on market pay levels for all executives and provided management input to best practice in executive compensation disclosures.
The table below shows the fees, in Canadian dollars, paid in 2024 and 2025 to the HRC’s independent external compensation advisor, Farient, for executive compensation-related work, including executive pay benchmarking, peer group benchmarking, compensation risk assessments, governance reviews and incentive plan design amongst other items.

Executive Compensation-related Fees	2025	2024
Farient(1)	$150,284	$236,284
All Other Fees
Farient(1)	$—	$—
Total	$150,284	$236,284
(1)Farient fees were invoiced in U.S. dollars and the amounts shown above are converted to Canadian dollars using the average annual foreign exchange rate of US$1 = C$1.3978 for 2025 and US$1 = C$1.3698 for 2024.

2025 Management Proxy Circular	109

Benchmarking Executive Compensation
Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and overall compensation levels and plan design relative to our compensation strategy.

The data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model and revenue size and companies with which we compete for executive talent.

Companies within a competitive range of TransAlta’s revenue size	Companies in the utilities industry, focused on diverse energy sources, renewables, consumable fuels and other criteria consistent with TransAlta’s industry	Companies with enhanced regulatory risk, focus on project delivery, diverse portfolios of clean energy sources, operational complexity, trading and optimization and multinational operations
Total compensation is benchmarked to similar roles in the comparator group, and total target compensation is set within a competitive range (+/-20 per cent) of the median of the group. In July 2024, TransAlta completed a comprehensive review of the 2025 peer group to ensure alignment with current and future business strategy.
Management engaged Laulima and Farient to review and update the business model screening criteria to evaluate a broader set of companies based on the evolution of TransAlta's strategy and the recent executive level recruitment activity.
A comprehensive scan of the market was performed by Laulima and Farient resulting in the following changes being approved by the HRC for the 2025 peer group:
+The removal of Portland General Electric, PNM Resources Inc., Ormat Technologies and Atlantica Sustainable Infrastructure.
+The addition of AtkinsRealis Group Inc., Stantec Inc. and AES Corporation.
TransAlta’s resulting 2025 executive compensation comparator group includes:

AES Corporation	Brookfield Renewable Partners L.P.	Keyera Corp.
Algonquin Power & Utilities Corp.	Capital Power Corp.	Northland Power Inc.
AltaGas Ltd.	Clearway Energy, Inc.	Pembina Pipeline Corp.
ATCO Ltd.	Emera Inc.	Stantec Inc.
AtkinsRealis Group Inc.	Fortis Inc.	TC Energy Corporation
Boralex Inc.	Innergex Renewable Energy	Vistra Corp.
In July 2025, TransAlta completed our annual review of the peer group resulting in the following changes being approved by the HRC for the 2026 peer group:
+The removal of Innergex Renewable Energy following their acquisition by La Caisse in July 2025.
+The addition of South Bow Corporation after the spin-off of the Liquid Pipelines business from an existing peer, TC Energy Corporation.

110	TransAlta Corporation

Disciplined Decision-Making Process
Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

+Reviews and analyzes current compensation strategy
+Reviews input from the HRC’s independent compensation advisor
+Reviews peer corporation compensation strategies and provides recommendations to the HRC

+Reviews management’s recommendations
+Considers comparative data, benchmarking and the advice of its independent compensation advisor
+Reviews the design and metrics for the short-term and long-term incentive plans to make sure they align with strategic priorities
+Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes
+Evaluates the Company’s and management’s performance at the end of the year and makes compensation recommendations to the Board

+Considers recommendations from the HRC, its advisors and management
+Considers corporate objectives and strategy
+Reviews the current market conditions
+Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity compensation awards
+Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results

2024 Management Proxy Circular	111

NEO Share Ownership
In our view, executives and Board members must have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders. To support share ownership, TransAlta has share ownership guidelines in place that require our NEOs to hold common shares of TransAlta equal to a specified multiple of their salary, as noted in the table below.
The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guidelines. The HRC reviews our share ownership requirements annually to ensure consistency with market practice.

Ownership requirements vary by level, and NEOs and other executives must meet the required level of share ownership within a reasonable period. Unvested PSUs and stock options are not counted towards meeting the guidelines of equity ownership since they are considered “at-risk” pay. RSUs and DSUs are included since there is an implied guaranteed payout upon vesting and we consider them as part of the ownership requirements up front. In 2020, we began share settling for both PSUs and RSUs (after applicable withholding taxes). Pursuant to the share ownership requirements, the NEOs and other executives may not sell their common shares until they have met their respective share ownership guidelines.
The following table shows the share ownership for each NEO, using the 20-day VWAP for the 20 trading days before and including Dec. 31, 2025, of $18.45 on the TSX and US$13.36 on the NYSE:

Name	Ownership Requirement (Multiple of Base Pay)	Number of Equity Securities Required	Current Holdings	Value of Current Holdings	Current Multiple of Holdings	Compliance With Policy	Hold Period After Leaving TransAlta
John Kousinioris	5x	279,133	843,133	$15,555,805	15.10x	Yes	1 year
Joel Hunter(1)	3x	125,203	135,542	$2,500,750	3.25x	Yes	—
Jane Fedoretz	3x	106,504	150,298	$2,772,998	4.23x	Yes	—
Mark Flickinger(2)	3x	91,392	53,922	$720,398	1.77x	On track(3)	—
Nancy Brennan	3x	86,992	23,138	$426,896	0.80x	On track(3)	—
(1)Mr. Hunter's ownership requirement will change to 5x in 2026 upon his appointment to the CEO role.
(2)Mr. Flickinger’s holdings are calculated using NYSE‑traded securities and the applicable NYSE closing share price.
(3)On track to meet guidelines within a reasonable time frame given target LTI grant levels and share divestment restrictions.
Total Value of Equity Holdings at Year-End

Name	Shares	RSUs	DSUs	Total
John Kousinioris	$11,537,062	$3,542,013	$476,730	$15,555,805
Joel Hunter	$830,250	$1,670,500	$—	$2,500,750
Jane Fedoretz	$1,806,513	$966,485	$—	$2,772,998
Mark Flickinger(1)	$—	$720,398	$—	$720,398
Nancy Brennan	$—	$426,896	$—	$426,896
(1)Mr. Flickinger’s holdings are calculated using NYSE‑traded securities and the applicable NYSE closing share price.
We valued the equity holdings using $18.45 and US$13.36 per common share, representing the 20-day VWAP of our common shares on the TSX and the NYSE, respectively, for the 20 trading days before and including Dec. 31, 2025. RSU values include unvested RSUs that have not yet been paid.
All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

112	TransAlta Corporation

2025 Executive Compensation Details
Summary Compensation Table
The table below sets out the annual compensation received by our NEOs for our financial years ending Dec. 31, 2025, 2024 and 2023:

Name and Principal Position	Year	Salary	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation - Annual Incentive Plan	Pension Value	All Other Compensation	Total Compensation
John Kousinioris President and Chief Executive Officer	2025	$1,030,000	$3,296,000	$824,000	$1,184,500	$626,246	$88,531	$7,049,277
	2024	$1,000,000	$2,800,000	$700,000	$1,240,000	$753,408	$88,531	$6,581,939
	2023	$950,000	$2,128,000	$532,000	$1,263,500	$840,086	$92,182	$5,805,768
Joel Hunter(1) EVP, Finance and Chief Financial Officer	2025	$685,278	$1,340,000	$335,000	$599,693	$52,996	$26,000	$3,038,967
	2024	$322,916	$650,000	$162,500	$280,291	$20,854	$1,392,949	$2,829,510
	2023	$—	$—	$—	$—	$—	$—	$—
Jane Fedoretz(2) EVP, People, Culture and Chief Administrative Officer	2025	$655,000	$786,000	$196,500	$559,370	$63,150	$143,375	$2,403,394
	2024	$625,000	$750,000	$187,500	$542,500	$61,375	$174,816	$2,341,191
	2023	$561,042	$660,000	$165,000	$522,330	$58,947	$53,943	$2,021,261
Mark Flickinger(3)(4) EVP, Project Delivery and Construction	2025	$557,149	$586,813	$146,703	$475,805	$44,572	$253,163	$2,064,205
	2024	$238,972	$251,556	$62,889	$195,300	$17,051	$643,804	$1,409,571
	2023	$—	$—	$—	$—	$—	$—	$—
Nancy Brennan(5) EVP, Legal and External Affairs	2025	$535,000	$535,000	$133,750	$456,890	$48,579	$76,000	$1,785,219
	2024	$441,333	$440,437	$110,109	$383,077	$28,167	$23,579	$1,426,702
	2023	$—	$—	$—	$—	$—	$—	$—
(1)Mr. Hunter's 2025 base salary increased from $670,000 to $770,000 on Nov. 6, 2025 in connection with his expansion of responsibilities upon appointment as the CEO's successor. He also received a top-up grant at this time worth $67,890 that was granted on March 9, 2026 once he was no longer subject to a financial blackout.
(2)Ms. Fedoretz's 2025 "all other compensation" includes a lump sum bonus of $100,000 in recognition of additional work supporting the Board in 2025. This was a one-time payment that was not eligible for purposes of AIC, pension or any other benefit related to compensation.
(3)Mr. Flickinger is paid in U.S. dollars. The amounts shown for all compensation elements other than "share-based awards" and "option-based awards" are presented in Canadian dollars using the December 31 exchange rates of US$1 = C$1.4389 for 2024 and US$1 = C$1.3706 for 2025.
(4)Mr. Flickinger's 2024 compensation reflects his start date of July 15, 2024. His 2025 "all other compensation" includes a $205,590 (US$150,000) cash bonus and his 2024 "all other compensation" includes a $215,835 (US$150,000) cash bonus and a $411,330 (US$300,000) retention bonus granted in the form of RSUs with a three-year cliff vest.
(5)Ms. Brennan's 2024 compensation is reflective of her start date of Feb. 26, 2024. Her 2025 "all other compensation" includes a lump sum bonus of $50,000 in recognition of additional work supporting the Board in 2025. This was a one-time payment that was not eligible for purposes of AIC, pension or any other benefit related to compensation.

2024 Management Proxy Circular	113

Definitions and Considerations
Salary Increases
+2025: Mr. Kousinioris' salary increased from $1,000,000 to $1,030,000. Mr. Hunter's salary increased from $650,000 to $670,000 and increased again to $770,000 on Nov. 6, 2025. Ms. Fedoretz's salary increased from $625,000 to $655,000. Mr. Flickinger's salary increased from US$395,000 to US$407,000. Ms. Brennan's salary increased from $520,000 to $535,000.
+2024: Mr. Kousinioris’ salary increased from $950,000 to $1,000,000.
+2023: Mr. Kousinioris’ salary increased from $900,000 to $950,000. Ms. Fedoretz’s salary increased from $485,000 to $550,000 and increased again to $625,000, on Nov. 8, 2023.
Share-Based Awards
Total grant date fair value of RSUs and PSUs awarded under the long-term incentive plan.
+2025: Grants made on Jan. 1, 2025, using the $20.40 five-day VWAP of our common shares on the TSX and using the US$14.22 five-day VWAP of our common shares on the NYSE on the last five trading days preceding the grant date. For U.S. grants, the value was determined using an exchange rate of US$1 = C$1.4418 as at Jan. 2, 2025, the first available published exchange rate following the grant date.
+2024: Grants made on Jan. 1, 2024, using the $10.94 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date. Grants made on Feb. 27, 2024, using the $9.58 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date. Grants made on Aug. 14, 2024, using the $11.19 five-day VWAP of our common shares on the TSX and using the US$8.12 five-day VWAP of our common shares on the NYSE on the last five trading days preceding the grant date. For U.S. grants, the value was determined using an exchange rate of US$1 = C$1.3711 as at Aug. 14, 2024.
+2023: Grants made on Jan. 1, 2023, using the $12.02 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.
The grant date fair value reported in the Summary Compensation Table is calculated as a percentage of base salary as described in "Compensation Discussion and Analysis – 2025 Compensation Decisions – Long-Term Incentives" (refer to page 91). The number of share units awarded are calculated based on the five-day VWAP described above in accordance with the Share Unit Plan and are approved by the HRC or the Board, as applicable. In 2025, the grant date fair value was higher than the accounting fair value for the share-based awards for Mr. Kousinioris, Mr. Hunter, Ms. Fedoretz, Mr. Flickinger and Ms. Brennan by $114,655, $46,613, $27,342, $18,611 and US$14,170, respectively. The accounting fair value is based on the Black-Scholes Valuation method. See "Share-Based Payment Plans" in our consolidated financial statements for the year ended Dec. 31, 2025.

114	TransAlta Corporation

Option-Based Awards
Total grant date fair value of stock options granted under the long-term incentive plan. To align with market best practice, we use the Black-Scholes Valuation method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the grant date fair value of the 2025, 2024 and 2023 awards:

	Grant Date	Exercise Price	Risk-free Rate	Dividend Yield	Value per Option	Option Value as (%) of Grant Price(2)
2025	01-Jan-25	$20.40	3.07%	1.18%	$6.70	33%
2025(1)	01-Jan-25	$14.22	4.48%	1.17%	$5.51	39%
2024	14-Aug-24	$11.19	2.95%	2.14%	$3.11	28%
2024(1)	14-Aug-24	$8.12	3.74%	2.15%	$2.62	32%
2024	27-Feb-24	$9.58	3.49%	2.51%	$2.60	27%
2024	01-Jan-24	$10.94	3.09%	2.19%	$3.01	28%
2023	01-Jan-23	$12.02	3.27%	1.83%	$3.84	32%
(1)Assumptions applied in determining the grant-date fair value of option-based awards granted to U.S.-based executives.
(2)If the calculated option value is below 12 per cent of our common share price at the time of grant, we will use a fixed option value of 12 per cent of the common share price. This feature is to ensure that we do not grant an inappropriate number of options during a period of extreme share price volatility.
The grant date fair value reported in the Summary Compensation Table is calculated as a percentage of base salary as described in "Compensation Discussion and Analysis – 2025 Compensation Decisions – Long-Term Incentives" (refer to page 91). The number of stock options awarded is calculated based on the value per option in the above chart in accordance with the Stock Option Plan and is approved by the HRC or the Board, as applicable. In 2025, the grant date fair value was higher than the accounting fair value for the option-based awards for Mr. Kousinioris, Mr. Hunter, Ms. Fedoretz, Mr. Flickinger and Ms. Brennan by $405,330, $164,788, $96,660, $65,795 and US$54,415, respectively. The accounting fair value is based on the Black-Scholes Valuation and the difference in value is due to the graded vesting schedule which results in a different accounting valuation for each vesting period/tranche. Refer to Share-Based Payment Plans in our consolidated financial statements for the year ended Dec. 31, 2025.

Non-Equity Incentive Plans
Cash bonuses for annual performance represent payments made under the AIC program and any other cash bonus payments, if applicable.
Pension Value
Sum of the compensatory amounts related to the defined benefit or defined contribution pension plan as applicable and the supplemental pension plan.

2026 Management Proxy Circular	115

All Other Compensation
Amounts may include car allowances, annual perquisite allowances, vacation pay, gifts, acting pay, sign-on bonuses, retention bonuses, special cash awards and long service awards. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package.
If a perquisite is included in the “all other compensation” column, then disclosure of the type and amount of such perquisite needs to be noted in a footnote to the summary compensation table (in respect of the most recent financial year only) if the value of the perquisite exceeds 25 per cent of the total value of perquisites reported for an NEO.
Generally, an item is not a perquisite if it is integrally and directly related to the performance of an executive officer’s duties. If something is necessary for a person to do his or her job, it is integrally and directly related to the job and is not a perquisite, even if it also provides some amount of personal benefit. Examples of items often considered perquisites are cars, corporate personal travel financed by the company, parking, clothes, art, housekeeping services, etc.
The additional life insurance amounts for each NEO are listed below:

Name	2025	2024	2023
John Kousinioris	$18,531	$18,531	$18,531
Joel Hunter	$—	$—	$—
Jane Fedoretz	$4,779	$4,779	$4,779
Mark Flickinger(1)	$19,065	$8,896	$—
Nancy Brennan	$—	$—	$—
(1)The amounts shown are presented in Canadian dollars using the December 31 exchange rates of US$1 = C$1.4389 for 2024 and US$1 = C$1.3706 for 2025.

116	TransAlta Corporation

Incentive Plan Awards
Outstanding Option and Share Awards
The table below shows all outstanding equity-based compensation granted to the NEOs as at Dec. 31, 2025:

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(1)	Number of Shares or Units of Shares That Have Not Vested(2)			Market or Payout Value of Share-based Awards That Have Not Vested(3)			Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(4)
						PSUs	RSUs	DSUs	PSUs	RSUs	DSUs
John Kousinioris	01/01/2025	122,985	$20.40	01/01/2032	$—	112,442	51,110		$1,945,247	$884,203
	01/01/2024	232,558	$10.94	01/01/2031	$1,479,069	181,780	82,627		$3,144,794	$1,429,447
	03/15/2023											$242,459
	01/01/2023	138,448	$12.02	01/01/2030	$731,005	128,131	58,241		$2,216,666	$1,007,569
	03/15/2022											$204,567
	03/14/2022	114,760	$12.67	01/01/2029	$531,339
	06/14/2021	36,793	$11.84	01/01/2028	$200,890
	01/01/2021	92,891	$9.67	01/01/2028	$708,758
	01/01/2020	103,445	$9.28	01/01/2027	$829,629
Total		841,880			$4,480,690	422,353	191,978		$7,306,707	$3,321,219		$447,026
Joel Hunter	01/01/2025	50,000	$20.40	01/01/2032	$—	45,713	20,779		$790,835	$359,477
	08/14/2024	52,250	$11.19	08/14/2031	$332,310	91,973	69,763		$1,591,133	$1,206,900
Total		102,250			$332,310	137,686	90,542		$2,381,968	$1,566,377
Jane Fedoretz	01/01/2025	29,328	$20.40	01/01/2032	$—	26,814	12,188		$463,882	$210,852
	01/01/2024	62,292	$10.94	01/01/2031	$396,177	48,691	22,132		$842,354	$382,884
	01/01/2023	39,337	$12.02	01/01/2030	$207,699	39,739	18,063		$687,485	$312,490
	03/14/2022	12,369	$12.67	01/01/2029	$57,268
Total		143,326			$661,144	115,244	52,383		$1,993,721	$906,226
Mark Flickinger (5)	01/01/2025	18,466	$14.22	01/01/2032	$—	19,918	9,054		$347,251	$157,848
	08/14/2024	17,506	$8.12	08/14/2031	$110,371	15,838	44,868		$276,120	$782,230
Total		35,972			$110,371	35,756	53,922		$623,371	$940,078
Nancy Brennan	01/01/2025	19,962	$20.40	01/01/2032	$—	18,251	8,296		$315,742	$143,521
	02/27/2024	42,349	$9.58	02/27/2031	$326,934	32,653	14,842		$564,897	$256,767
Total		62,311			$326,934	50,904	23,138		$880,639	$400,288
Total		1,185,739			$5,911,449	761,943	411,963		$13,186,406	$7,134,188		$447,026
(1)The value of unexercised in-the-money options equals the difference between the five-day VWAP of our common shares on the TSX on Dec. 31, 2025 ($17.30), and the option exercise price multiplied by the number of outstanding vested and unvested stock options.
(2)The number of unvested RSUs and PSUs outstanding, including dividend equivalents, as of Dec. 31, 2025.
(3)Calculated using $17.30, the five-day VWAP of our common shares on the TSX on Dec. 31, 2025. All PSUs reflected in the table assume a performance factor of 100 per cent. In 2026, PSUs granted in 2023 were settled with a performance factor of 152 per cent.
(4)TransAlta’s Officer DSUs vest immediately upon grant but are not payable until termination of employment as per the terms of the Share Unit Plan. Mr. Kousinioris was granted 11,389 units on March 15, 2022, and 13,498 units on March 15, 2023. Values stated include dividend reinvestments.
(5)Mr. Flickinger's option-based units, share-based award units and option exercise price are displayed in U.S. dollars on the NYSE. The values were calculated using the five-day VWAP of common shares on the NYSE on Dec. 31, 2025 of US$12.72 and converted to Canadian dollars using the Dec. 31, 2025 exchange rate of US$1 = C$1.3706.

2026 Management Proxy Circular	117

Value Vested During the Year
The table below includes the amount of variable compensation that vested in 2025, including payments the CEO and other NEOs received in 2025 as a result of vested 2022 PSUs and RSUs, and cash AIC bonuses paid on March 13, 2026, for the 2025 performance year:

Name	Option-based Awards – Value Vested During the Year	Share-based Awards – Value Vested During the Year	Non-equity Incentive Plan Compensation – Value Earned During the Year
John Kousinioris	$1,404,427	$3,731,564	$1,184,500
Joel Hunter	$105,889	$—	$599,693
Jane Fedoretz	$408,662	$1,206,532	$559,370
Mark Flickinger(1)	$35,029	$—	$475,805
Nancy Brennan	$72,133	$—	$456,890
(1)Mr. Flickinger's option-based awards - value vested during the year was US$25,557 and non-equity incentive plan compensation - value earned during the year was US$347,151. The amounts were converted to Canadian dollars using the Dec. 31, 2025 exchange rate of US$1 = C$1.3706.
RSUs granted on Jan. 1, 2022, vested on Jan. 1, 2025, and were paid out on Jan. 6, 2025. PSUs granted on Jan. 1, 2022, vested on Jan. 1, 2025, and were paid out on Feb. 26, 2025, at 225 per cent of their grant value.
The share-based awards value vested during the year in this table is inclusive of this adjustment. Amounts under non-equity incentive plans include the AIC under the AIC plan as disclosed in the Summary Compensation Table.
Equity Compensation Plan Information
The Board, on the recommendation of the HRC, approves PSU, RSU and stock option awards. PSUs, RSUs and options may be granted to employees designated by the Board and are priced according to the provisions of the Share Unit Plan and the Stock Option Plan. The Share Unit Plan currently provides for a maximum aggregate of

10,200,000 common shares issuable under the Share Unit Plan, and the Stock Option Plan currently provides for a maximum aggregate of 14,500,000 common shares issuable under the Stock Option Plan. The table below shows the shares available under the Company’s Share Unit Plan and Stock Option Plan as of Dec. 31, 2025.

As at Dec. 31, 2025	Common Shares Issuable on the Exercise of Currently Issued and Outstanding Options, RSUs and PSUs (a)	Common Shares Previously Issued on Exercise of Options, RSUs and PSUs (b)	Total Number of Common Shares Available for Issuance on the Exercise of Options, RSUs and PSUs (c)	Options, RSUs and PSUs Available for Future Grant Based on Common Shares Available for Issuance = (c) - (a) - (b)
Plans approved by security holders:
Stock Option Plan	1,647,443	10,690,342	14,500,000	2,162,215
Share Unit Plan	4,728,775	3,435,773	10,200,000	2,035,452

118	TransAlta Corporation

	As of Dec. 31, 2025	As of Dec. 31, 2024	As of Dec. 31, 2023
Current Dilution
Stock Option Plan	0.55%	0.54%	0.92%
Share Unit Plan(1)	1.59%	1.63%	1.52%
Burn rate
Stock Option Plan	0.11%	0.22%	0.13%
Share Unit Plan	0.60%	1.01%	0.72%
Number of options granted in applicable year	325,133	676,892	371,803
Number of PSUs and RSUs granted in applicable year	1,792,003	3,054,939	1,994,500
Weighted average number of securities outstanding(2)	296,920,622	301,961,223	275,753,109
(1)RSUs and PSUs are settled in common shares from treasury under the terms of the Share Unit Plan. PSUs have a performance factor that will result in a PSU payout between 0-2x.
(2)The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.
Retirement Plans, Benefits and Life Insurance
Retirement Plans
All employees, including NEOs and executives, participate in a defined contribution plan (“DC Plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and executives hired before Jan. 1, 2016, also participate in a supplemental pension plan (SPP), which is a defined benefit, non-registered plan. Those hired on or after Jan. 1, 2016, participate in a defined contribution supplemental pension plan (DC SPP), a non-registered SPP.
Defined Contribution Plan
We contribute five per cent of Canadian employees’ pensionable earnings, defined as 100 per cent of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions. The Company provides an additional employer matching contribution of up to three per cent, contingent upon an employee’s voluntary contribution.
Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.
For U.S. employees, including Mr. Flickinger, the Company contributes five per cent of eligible compensation, as defined in the plan document, to the 401(k) plan. The Company provides an additional employer matching contribution of up to three per cent, contingent upon an employee's voluntary contributions. Total contributions are subject to the statutory limits applicable to qualified retirement plans. Contributions are deposited to the participants' accounts and invested according to their instructions.

2026 Management Proxy Circular	119

In 2025, the maximum annual contribution for Canadian employees under the plan was $30,429 (i.e., 90 per cent of the $33,810 maximum allowed by the Canada Revenue Agency) and $35,320 for U.S. employees. The table below shows the accumulated value of contributions to each NEO’s DC Plan as at Dec. 31, 2025:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End
John Kousinioris	$580,846	$21,846	$690,678
Joel Hunter(1)	$25,686	$27,878	$65,888
Jane Fedoretz	$216,202	$24,971	$275,143
Mark Flickinger(2)	$33,796	$44,572	$123,956
Nancy Brennan	$32,111	$25,971	$69,629
(1)Mr. Hunter has a minor variance from the pension value reported in the Summary Compensation Table due to the timing of his defined contribution.
(2)The amounts shown are presented in Canadian dollars using the Dec. 31, 2025 exchange rate of US$1 = C$1.3706.
Supplemental Pension Plan
We fund a non-contributory Supplemental Pension Plan (SPP) for Canadian NEOs and other executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada). The Company does not maintain a non-qualified pension plan for U.S. executives.
For NEOs and other executives hired before Jan. 1, 2016, the SPP provides a defined benefit pension of two per cent of the final average pensionable earnings (base pay and AIC) in excess of the average DC Plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).
Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:
+They receive their full monthly pension if they retire after they turn 60, or if their total years of service plus age equals 85 or more.
+Their monthly pension is reduced by 5/12 of one per cent for each month that their retirement date precedes their unreduced retirement date.
+Pension payments are increased by two per cent per year every Jan. 1 after a participant becomes eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.
A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.
SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits.
The table below shows the estimated value of the SPP for each participating NEO as of Dec. 31, 2025, and our accrued obligation as of that date:

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- compensatory Change	Closing Present Value of Defined Benefit Obligation
		At Year-End	At Age 65
John Kousinioris	13.08	$530,000	$682,000	$7,943,000	$604,400	$(338,400)	$8,209,000

120	TransAlta Corporation

Values are based on the following assumptions:
+Four and a half per cent annual discount rate (to measure the accrued pension liability at Dec. 31, 2025);
+Three per cent salary increases before considering the limits on final average earnings;
+Retirement rates based on our pension plan experience; and
+Two and a half per cent increase in DC earnings limits (to determine final average pensionable earnings).
For NEOs and other executives hired on Jan. 1, 2016, or later, the DC SPP provides a defined contribution pension of an additional five per cent on the portion of the executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC Plan.
A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive the full accumulated value at the date they retire or terminate employment. As a non-registered plan, the value is paid out as a lump sum and is taxable income.
The table below shows the estimated value of the DC SPP for each applicable NEO as of Dec. 31, 2025, and the accumulated value as of that date:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year-End
Joel Hunter	$—	$27,285	$28,363
Jane Fedoretz	$167,297	$38,179	$215,991
Nancy Brennan	$7,955	$23,691	$34,108
(1)Ms. Brennan has a minor variance from the pension value reported in the Summary Compensation Table due to the timing of her defined contribution.
Benefits and Life Insurance
NEOs and other executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.
+Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered and employees elect coverage every two years.
+Basic life insurance covering two times base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses or dependents.
+Additional individual life insurance policies are provided to executives, and the premiums are included in the “Summary Compensation Table” and described in the “Definitions and Considerations” section, including the individual annual premiums paid on their behalf.
+The annual perquisite allowance is in lieu of additional benefits and is left to the discretion of the NEO and executive as to how to utilize the funds. The President and CEO receives a $50,000 annual allowance and the other NEOs receive a $10,000 allowance, effective on the first of January of each year.
+Automobile allowances are fixed and based on market practice:

Name	Auto Allowance	Perquisite Allowance
John Kousinioris	$20,000	$50,000
Joel Hunter	$16,000	$10,000
Jane Fedoretz	$16,000	$10,000
Mark Flickinger(1)	$17,544	$10,965
Nancy Brennan	$16,000	$10,000
(1)The amounts shown are presented in Canadian dollars using the Dec. 31, 2025 exchange rate of US$1 = C$1.3706.

2026 Management Proxy Circular	121

Termination and Change of Control
The table below sets out how each compensation element is treated if an NEO’s employment is terminated.
All NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to TransAlta for the severance period outlined in the table below.

Long-term Incentive
Event	Salary	AIC	RSUs	PSUs	Stock Options	Additional Pension Value	Benefits
Resignation/ Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None
Retirement(1)	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance No additional payments	Retirement, unvested units are pro-rated to retirement date Enhanced retirement, vest as normal	Retirement, unvested units are pro-rated to retirement date and paid based on target performance Enhanced retirement, vest as normal, paid based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	Enhanced retirement, CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance No additional payments	Vest in full	Vest in full, payout based on target performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Termination without cause	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Unvested units are pro-rated to termination date	Unvested units are pro-rated to termination date, payout based on target performance	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22 per cent of Salary Other NEOs 16 per cent of Salary
Double-trigger change of control	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Vest in full	Vest in full, payout based on actual performance	Board discretion	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22 per cent of Salary Other NEOs 16 per cent of Salary
(1)“Retirement” is defined as minimum age 55 and five years of service and “Enhanced Retirement” is defined as minimum age 60 and 10 years of consecutive service or as defined in their respective executive employment agreements.

122	TransAlta Corporation

The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at Dec. 31, 2025:

Name	Event	Severance Period (Months)	Amount of Base Pay	AIC	Benefits	Additional Pension Value	LTI(1)	Other(2)	Total
John Kousinioris	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement(3)	—	$—	$—	$—	$—	$11,894,506	$—	$11,894,506
	Death	—	$—	$—	$—	$1,460,000	$11,894,506	$—	$13,354,506
	Termination without cause	24	$2,060,000	$2,060,000	$453,200	$1,460,000	$11,894,506	$370,000	$18,297,706
	Double trigger CoC	24	$2,060,000	$2,060,000	$453,200	$1,460,000	$11,894,506	$370,000	$18,297,706
Joel Hunter	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement	—	$—	$—	$—	$—	$—	$—	$—
	Death	—	$—	$—	$—	$103,950	$4,183,582	$—	$4,287,532
	Termination without cause	18	$1,155,000	$924,000	$184,800	$103,950	$2,255,538	$—	$4,623,288
	Double trigger CoC	18	$1,155,000	$924,000	$184,800	$103,950	$4,183,582	$—	$6,551,332
Jane Fedoretz	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement(3)	—	$—	$—	$—	$—	$2,048,174	$—	$2,048,174
	Death	—	$—	$—	$—	$83,513	$3,249,695	$—	$3,333,208
	Termination without cause	18	$982,500	$687,750	$157,200	$83,513	$2,048,174	$—	$3,959,137
	Double trigger CoC	18	$982,500	$687,750	$157,200	$83,513	$3,249,695	$—	$5,160,658
Mark Flickinger(4)	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement	—	$—	$—	$—	$—	$—	$—	$—
	Death	—	$—	$—	$—	$41,838	$1,627,199	$—	$1,669,037
	Termination without cause	18	$836,751	$585,726	$133,880	$41,838	$867,978	$—	$2,466,173
	Double trigger CoC	18	$836,751	$585,726	$133,880	$41,838	$1,627,199	$—	$3,225,394
Nancy Brennan	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement	—	$—	$—	$—	$—	$—	$—	$—
	Death	—	$—	$—	$—	$68,213	$1,503,328	$—	$1,571,540
	Termination without cause	18	$802,500	$561,750	$128,400	$68,213	$702,873	$—	$2,263,736
	Double trigger CoC	18	$802,500	$561,750	$128,400	$68,213	$1,503,328	$—	$3,064,190
(1)LTI was valued using a closing share price of $17.36 on Dec. 31, 2025, and PSUs were calculated at target performance. For double trigger change of control, treatment of stock options is subject to board discretion. For each applicable event, the calculation is estimated based on accelerated vesting of unvested stock options.
(2)“Other” includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.
(3)As of Dec. 31, 2025, Mr. Kousinioris and Ms. Fedoretz are eligible for retirement for LTI purposes; Mr. Kousinioris is the only NEO eligible for enhanced retirement treatment under his executive employment agreement.
(4)LTI was valued using a closing share price of US$12.64. The amounts shown are presented in Canadian dollars using the Dec. 31, 2025 exchange rate of US$1 = C$1.3706.
Retirement of President and CEO
In respect of the transition of the President and CEO role from Mr. Kousinioris to Mr. Hunter effective April 30, 2026, the Board approved the following arrangements for Mr. Kousinioris, consistent with entitlements under his executive employment agreement: (i) payment representing 24 months’ salary, benefits and annual incentive award; (ii) pro-rata 2026 AIC award; (iii)
continued vesting of unvested LTIs. Mr. Kousinioris also received a 2026 LTIP grant.
Under these arrangements, Mr. Kousinioris remains subject to the non-solicitation and confidentiality provisions of his executive employment agreement, must maintain his share ownership requirement (5 times

2026 Management Proxy Circular	123

annual base salary) for a 12-month period, and is subject to non-competition obligations.
To assist the CEO transition, Mr. Kousinioris also agreed to remain available to Management and the Board to serve as a Strategic Advisor for a period of six months following his retirement from the Company. For these services, Mr. Kousinioris will receive a monthly fee of $40,000 for the six-month transition period.

124	TransAlta Corporation

Director Approval
The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By order of the Board of Directors

Calgary, Alberta March 12, 2026	Nancy L. Brennan Executive Vice President, Legal and External Affairs

2026 Management Proxy Circular	125

Appendix A – Checklist of Corporate Governance Disclosure

1(a)	Identity of directors who are independent (all except for President and CEO)	Majority 10 of 11
1(b)	Identity of non-independent directors	CEO (page 19)
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See page 59
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent Chair of the Board	Yes
1(g)	Attendance record for each director	See table on page 32
2	Disclose text of board’s written mandate	See Appendix B and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes: see page 60
4(b)	Continuing education program for directors	Yes: see page 60
5(a)	Written code of conduct for directors, officers and employees	Yes: see page 44
5(b)	Board ensures directors exercise independent judgment	Yes: see page 53
5(c)	Board promotes a culture of ethical business conduct	Yes: see page 45
6(a)	Board has process to identify new candidates for board nomination	Yes: see page 33
6(b)	Nominating committee composed of entirely independent directors	Yes: see page 67
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 67
7(a)	Process by which board determines compensation for directors and officers	See pages 71 and 113
7(b)	Compensation committee composed of entirely independent directors	Yes: see page 69
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 69
8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 70
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 62
10
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal
See page 33
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	Yes; see page 55 and at www.transalta.com

126	TransAlta Corporation

11(b)	Summary of written policy	See page 55 and at www.transalta.com
12
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board
See page 55
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 55
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 55
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 55
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 55
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 55
New York Stock Exchange – Significant Differences in Corporate Governance Practices
Compliance with NYSE Standards
The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (TSX), the Canadian securities regulatory authorities, the New York Stock Exchange (NYSE) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20 per cent of the voting power outstanding before the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares are, or will be upon issuance, equal to or in excess of 20 per cent of the number of common shares outstanding before the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25 per cent. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

2026 Management Proxy Circular	127

Appendix B – Charter of the Board of Directors
TransAlta Corporation
General Governance Guidelines for the Board of Directors
1. Introduction
The board of directors (the “Board”) of TransAlta Corporation (“TransAlta” or the “Company”) is responsible for overseeing the management of the Company by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (CEO). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO and the senior management team (“Management”) the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the President and CEO and Management.
The Board has adopted the following guidelines to meet its governance responsibilities.
2. Board Organization and Membership
a. Independent Chair of the Board
The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO. The Chair is elected to the Board annually by the shareholders and is independent from Management and the Company.
b. Chair Position Description
The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, the committees of the Board, the CEO and the Company generally.

128	TransAlta Corporation

c. Size of the Board
It is the view of the Board that nine to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability Committee (the GSSC) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.
d. Independence of Directors
The Board annually affirmatively determines the independence of each director, based on the recommendations made by the GSSC. An independent director is a director who is independent of Management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment. In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The GSSC reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.
Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling-off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.
As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

e. Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote for each director nominee individually.
If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate that is not re-elected in an uncontested election, the director may continue office until the earlier of the 90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors.

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f. Criteria for Board Membership
Each year the GSSC reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix.
If a vacancy or a particular need arises, the GSSC, together with the Chair, identifies potential nominees through the assistance of a professional search firm or otherwise, and screens their qualifications and fit for the Board following which the GSSC makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and, if applicable, to appoint directors between annual meetings.
g. Change in a Director’s Principal Occupation
A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the GSSC, whether such change may have an impact on the
Company, the director’s independence, or the director’s ability to fulfill their obligation to the Company.

h. New Director Orientation
New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings and one-on-one meetings with Management and Board members. A comprehensive director’s manual is also provided to each new director. Specialized and independent training is also available from professional organizations if required or requested.
i. Ongoing Director Education
Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each regularly scheduled board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the relevant markets. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals, strategy and updates on relevant topics of interest.
In addition, Management engages external speakers from time to time to make presentations to the Board and Management on matters affecting the Company, the industry or the relevant markets. Directors may also take part in tours of the Company’s facilities and participate in management presentations on the operations of different aspects of the Company’s business. These presentations, discussions and tours facilitate increased discussion between Management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

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Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

j. Retirement Age and Succession
The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.
The GSSC annually reviews the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.
k. Director Compensation
The GSSC annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the GSSC considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its comparator group. The GSSC also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s common shares or deferred share units (DSUs) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders. A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSU holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.
3. Board Meetings and Materials
a. Agendas and Materials
The Chair and the CEO, together with the Executive Vice President, Legal (the “EVP, Legal”), Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.
In advance of each meeting, Management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda for a Board meeting.
b. Quorum
A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

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c. Meetings and In Camera Meetings
Members of Management are invited to attend Board meetings as required.
The independent directors meet without Management present as a standing agenda item at each regularly scheduled Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or Management.
4. Committee Organization and Meetings
a. Board Committees
Each committee operates according to an approved charter. The standing committees of the Board are: Audit, Finance and Risk Committee (AFRC), Human Resources Committee (HRC), and GSSC and Investment
Performance Committee (IPC). The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.
b. Assignment of Committee Members
The Board, based on a recommendation of the GSSC, appoints committee members and committee chairs. The GSSC’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.
c. Committee Meetings
Committee chairs, in consultation with committee members, determine the frequency, consistent with each committee’s Charter, of committee meetings. The AFRC and GSSC meet at least quarterly, the HRC meets at least four times annually and the IPC meets at least semi-annually. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without Management present as a standing agenda item at each regularly scheduled committee meeting.
d. Committee Agendas
The chair of each committee, in consultation with the appropriate members of Management and the EVP, Legal and Vice President, Legal and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas. Through the use of a checklist linked to its
Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

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5. Board and Management Responsibilities
a. Board Relationship with Management
Board members have open access to Management for relevant information and Management is encouraged to make appropriate use of the Board’s skills. Open discussions between the Board and members of Management about issues facing the Company are encouraged. The Board also encourages Management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.
b. Appointment of Chief Executive Officer
The Board, at the recommendation of the HRC, is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.
c. Evaluation of the Chief Executive Officer
The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the
HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.
d. Corporate Strategy
Management is responsible for the development of the Company’s strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.
e. Limits to Management Authority
The Board has established general authority guidelines that identify the limitations to Management’s authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management’s authority based upon the nature and size of the proposed action.
f. Succession Planning and Management Development
The CEO presents annually a detailed report on Management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves Management’s succession plans and reports to the Board on these plans as required but at least annually.

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g. Risk Assessment
The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.
i) Enterprise Risk Management
The Board has delegated to the AFRC the oversight of management’s assessment of the Company’s principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable. The AFRC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of Management’s assessment annually and its response plan.
Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.
ii) Compensation Risk Assessment
The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.
The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

h. Internal Controls
The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.
The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the AFRC and the GSSC, as applicable, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.
i. Insider Trading and Disclosure Practices
The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the EVP, Legal, or Vice
President, Legal and Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

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To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a Shareholder Engagement Policy and a Disclosure Policy
that addresses the timely dissemination of all material information. The Company also has an Insider Trading Policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public. These policies are reviewed annually by the AFRC or GSSC, as applicable, and are reported to the Board.
j. Outside Advisors for Individual Directors
If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a director, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.
6. Evaluation of the Board and the Board-Management Relationship
a. Assessing the Chair’s Performance
In each year of the Chair’s term, the Chair of the GSSC, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description. The Chair of the GSSC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.
The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the GSSC’s recommendation to the Board with respect to the renewal of the Chair’s term.
b. Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship
The Chair meets annually with each director to obtain their views on the effectiveness of the Board, each committee, the Board-Management relationship, individual director contributions and performance, Management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the Management succession plan, the Board’s relationship with Management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.
The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and

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provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the Management team for improvements in areas that will assist the Board in the discharge of its responsibilities.
7. Communication and Shareholder and Stakeholder Relations
a. Board Communications Policy
The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.
The Board believes that it is generally the function of Management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

b. Shareholder and other Stakeholder Communication
The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also summarized annually in the Company’s annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.
In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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transalta

TransAlta Corporation

TransAlta Place
Suite 1400, 1100 1 St SE
Calgary, Alberta
Canada T2G 1B1
403.267.7110
www.transalta.com

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